Exhibit 99.1

Copernic Inc.

NOTICE OF SPECIAL MEETING
OF SHAREHOLDERS

To be held on October 25, 2010

MANAGEMENT INFORMATION CIRCULAR

September 27, 2010

COPERNIC INC.
360 Franquet Street, Suite 60
Québec, Québec G1P 4N3

September 27, 2010

Dear Shareholder:

On behalf of the board of directors and the management of Copernic Inc. (“Copernic”), it is my pleasure to invite you to attend a special meeting (the “Meeting”) of shareholders (the “Shareholders”) of Copernic, scheduled to be held on October 25, 2010 at 10:00 am (EDT) at the offices of Fasken Martineau DuMoulin LLP, in boardroom number 5, at 800 Place Victoria, 37th Floor, Montreal, Québec, Canada, H4Z 1E9. Enclosed you will find the notice of meeting, management information circular, a form of proxy and a letter of transmittal for the Meeting.

The purpose of the Meeting is to seek the approval of the Shareholders for an arrangement (the “Arrangement”) pursuant to which Copernic will ultimately be acquired and taken private by N. Harris Computer Corporation (“Harris”), a wholly-owned subsidiary of Constellation Software Inc., and current Shareholders will become shareholders of Comamtech Inc. (“Comamtech”), a newly incorporated corporation, which shall (i) retain certain non-operating assets of Copernic having a current net fair market value as determined by Copernic of approximately US$2,900,000, (ii) receive from the sale of Copernic up to US$7,600,000, and (iii) will seek to complete a business acquisition, which will allow Comamtech to satisfy the minimum listing requirements of the NASDAQ Capital Market.

The accompanying management information circular contains a detailed description of the Arrangement, as well as detailed information regarding Comamtech.

The Arrangement will take effect only if it is approved by at least two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting, and if a final order of the Ontario Superior Court of Justice (Commercial List) is granted, provided the other conditions to the completion of the Arrangement have been satisfied or waived.

ModelCom Inc. provided Copernic’s board of directors (the “Board of Directors”) on August 25, 2010 with a fairness opinion to the effect that, based on its scope of review and subject to the restrictions, limitations and assumptions contained therein, the consideration to be paid by Harris to Comamtech for Copernic is fair, from a financial point of view, to the Shareholders. After careful consideration, and relying in part on such fairness opinion, the Board of Directors has determined that the Arrangement is fair, from a financial point of view, to the Shareholders and that the Arrangement is in the best interests of Copernic. The Board of Directors has unanimously approved the Arrangement and unanimously recommends that the Shareholders vote FOR the Arrangement.

The Arrangement is an appropriate way for a solvent public company, such as Copernic, to exit the software industry and to monetize its desktop search software assets and tax-losses.

Your vote is important regardless of how many common shares of Copernic you own.  We hope that you will be able to attend the Meeting. If you are unable to attend the Meeting in person and are a registered Shareholder, in order to ensure that your vote is recorded, please return the enclosed form of proxy, properly completed and signed, no later than 5:00 p.m. (EDT) on the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, or to the Chair of the Meeting on the day of the Meeting or any adjournment(s) or postponement(s) thereof, prior to the beginning of the Meeting.

Non-registered Shareholders or Shareholders that hold their common shares of Copernic in the name of a “nominee” or “intermediary”, such as a bank, trust company, securities broker or other financial institution, must seek instructions from their nominee or intermediary as to how to complete their form of proxy and vote their common shares. Non-registered Shareholders will have received the accompanying management information circular in a mailing from their nominee or intermediary, together with the form of proxy or a voting instruction form. It is important that non-registered Shareholders adhere to the voting instructions provided to them by their nominee or intermediary.

The voting rights attached to the common shares of Copernic represented by a proxy in the form of proxy accompanying the circular will be voted in accordance with the instructions indicated thereon.  If no instructions are given, the voting rights attached to such common shares will be voted FOR the Arrangement.

We also encourage registered Shareholders to complete, sign, date and return the enclosed letter of transmittal to Equity Transfer & Trust Company so that, if the Arrangement is completed, you will receive your shares of Comamtech as soon as practicable following the completion of the Arrangement (see the section in the accompanying management information circular entitled “Procedure to Surrender Certificates” for further information with respect to the letter of transmittal). Non-registered Shareholders should adhere to the instructions provided to them by their nominee or intermediary in respect of the completion of the letter of transmittal.

On behalf of Copernic, I would like to thank you for your continuing support.

Yours very truly,

s/s David Goldman

David Goldman
Chairman of the Board

COPERNIC INC.
360 Franquet Street, Suite 60
Québec, Québec G1P 4N3

NOTICE OF SPECIAL MEETING
OF SHAREHOLDERS

NOTICE is hereby given that a special meeting (the “Meeting”) of shareholders (the “Shareholders”) of COPERNIC INC. (“Copernic”) will be held at the offices of Fasken Martineau DuMoulin LLP, in boardroom number 5, at 800 Place Victoria, 37th Floor, Montreal, Quebec, Canada, H4Z 1E9, on October 25, 2010, at 10:00 am (EDT) for the following purposes:

1.
to consider, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) dated September 27, 2010, as the same may be amended, and, if deemed advisable, to pass, with or without variation, a special resolution of the Shareholders, the full text of which is annexed to the accompanying management information circular (the “Circular”) as Schedule A, to approve an arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario) (“OBCA”) involving, amongst others, Copernic, N. Harris Computer Corporation and Comamtech Inc., all as more particularly described in the Circular; and

2.	to transact such further and other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Particulars of the matters referred to in this Notice are set out in the attached Circular.

As required by the OBCA, a form of proxy is enclosed. If you are unable to be present personally at the Meeting and are a registered Shareholder, you are requested to complete, sign and return the enclosed form of proxy in the prescribed manner.

Non-registered Shareholders or Shareholders that hold their common shares of Copernic in the name of a “nominee” or “intermediary”, such as a bank, trust company, securities broker or other financial institution, must seek instructions from their nominee or intermediary as to how to complete their form of proxy and vote their common shares. Non-registered Shareholders will have received the Circular in a mailing from their nominee or intermediary, together with the form of proxy or a voting instruction form. It is important that non-registered Shareholders adhere to the voting instructions provided to them by their nominee or intermediary.

DATED at Québec, Québec this 27h day of September, 2010.

BY ORDER OF THE BOARD OF DIRECTORS OF
COPERNIC INC.

s/s David Goldman

David Goldman
Chairman of the Board

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These materials require your immediate attention. Should you not understand any of the contents of this document, please consult your professional advisors.

COPERNIC INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES
Date:  September 27, 2010

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of Copernic Inc. (hereinafter referred to as the “Company” or “Copernic”) to be used at the special meeting (the “Meeting”) of the shareholders of the Company (the “Shareholders”) to be held at the offices of Fasken Martineau DuMoulin LLP, in boardroom number 5, at 800 Place Victoria, 37th Floor, Montreal, Quebec, Canada, H4Z 1E9, on October 25, 2010, at 10:00 a.m. (EDT) and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the notice of Meeting (the “Notice of Meeting”) which accompanies this Circular. It is expected that such solicitation will be made primarily by mail. Proxies may also be solicited by the directors or officers of the Company personally or by telephone at nominal cost. If the arrangement (the “Arrangement”) is successfully completed, the cost of solicitation by or on behalf of the Company will be borne by Comamtech Inc. (“Comamtech”), otherwise they will be borne by Copernic. Except as otherwise indicated, all information set forth in the Circular is as at September 27, 2010. In order to conform to the Company’s financial statements, unless otherwise specifically noted, all amounts expressed in this Circular are in United States dollars.

FORWARD-LOOKING INFORMATION

Information contained in this Circular includes forward-looking statements, which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “desires,” “will,” “should,” “projects,” “estimates,” “contemplates,” “anticipates,” “intends,” or any negative such as “does not believe” or other variations thereof or comparable terminology. No assurance can be given that potential future results or circumstances described in the forward-looking statements will be achieved or occur. Such information may also include cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the projections and other expectations described in such forward-looking statements. Prospective investors, customers, vendors, Shareholders and all other persons are cautioned that forward-looking statements are not assurances, forecasts or guarantees of future performance due to related risks and uncertainties, and that actual results may differ materially from those projected. Factors which could cause results or events to differ from current expectations include, among other things: the failure to satisfy the conditions to complete the Arrangement, including the obtaining of the Required Vote (as defined below), or the required Court or Regulatory Approvals (as defined below); the occurrence of any event, change or other circumstance that could give rise to the termination of the Arrangement Agreement; the delay of consummation of the Arrangement or the failure to complete the Arrangement for any other reason; the amount of the cost, fees, expenses and charges related to the Arrangement; the ability of Comamtech to complete a business acquisition and/or integrate the operations and technologies of an acquired business in an effective manner; the possibility that the Comamtech Shares (as defined below) will not be listed on a marketplace; and the occurrence a Material Adverse Effect (as defined below). For additional information with respect to these and certain other factors that may affect actual results, see the reports and other information filed or furnished by the Company with the United States Securities and Exchange Commission (“SEC”) and/or the Ontario Securities Commission (“OSC”) respectively accessible on the Internet at www.sec.gov and www.sedar.com, or the Company’s web site at www.copernic.com. All information contained in this Circular is qualified in its entirety by the

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foregoing and reference to the other information the Company files with the OSC and SEC. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CAUTIONARY STATEMENTS

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

NOTICE TO SECURITYHOLDERS IN THE UNITED STATES

Copernic is a corporation existing under the laws of the province of Ontario, Canada. The solicitation of proxies and the transactions contemplated herein involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws. Securityholders should be aware that requirements under such Canadian laws may differ from requirements under United States corporate and securities laws relating to United States corporations. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation and therefore this solicitation is not being effected in accordance with such rules. Enforcement by investors of civil remedies under the United States securities laws may be affected adversely by the fact that the Company exists under the laws of a jurisdiction other than the United States, that their respective officers and directors are residents of countries other than the United States, and that all or a substantial portion of their respective assets are located outside the United States.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) HAS NOT APPROVED OR DISAPPROVED THE ARRANGEMENT AND THIS CIRCULAR, NOR HAS THE SEC JUDGED THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR THE ACCURACY AND COMPLETENESS OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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TABLE OF CONTENTS
GLOSSARY OF TERMS	v

SUMMARY	1

The Meeting	1
Background to the Arrangement	1
Benefits of the Arrangement	2
Use of Proceeds by Comamtech following completion of the Arrangement	2
Recommendation of the Board of Directors	3
Fairness Opinion	3
The Arrangement	3
Effect of the Arrangement	5
Expenses and Termination Fees	5
Procedure for the Arrangement to Become Effective	5
Shareholders Approval	5
Court Approval	6
Conditions Precedent	6
Timing	6
Intention of Certain Shareholders	6
Interest of Certain Persons in Matters to be Acted Upon	6
Stock Exchange Listing and Reporting Issuer Status	7
Certain Canadian Federal Income Tax Consequences	7
Canadian Resident Shareholders	7
United States Resident Shareholders	7
Holders of Options	8
Certain United States Income Tax Consequences	8
Exchange of Certificates	8
Copernic	8
Comamtech	8
Harris	9
Right to Dissent	9
Risk Factors	10

APPOINTMENT AND REVOCATION OF PROXIES	11

Appointment of Proxies	11
Non-Registered Shareholders	11
Revocation of a Proxy	12

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES	12

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	13

Common Shares	13
Restricted Shares	13
Record Date	13
Beneficial Ownership	13

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT	13

Background to the Arrangement	13
Benefits of the Arrangement	14
Use of Proceeds by Comamtech following completion of the Arrangement	14
Recommendation of the Board of Directors	15
Fairness Opinion	16

PARTICULARS OF THE ARRANGEMENT	16

Arrangement Steps	16
Treatment of Options	18
Procedure for the Arrangement to Become Effective	18
Procedural Steps	18
Shareholders Approval	18
Court Approval	19
Timing	19
Intention of Certain Shareholders	20
Interest of Certain Persons or Companies in Matters to be Acted Upon	20
Effect of the Arrangement	20

Arrangement Agreement	21

General	21
Mutual Conditions Precedent	21
Conditions to Obligations of Copernic	22
Conditions to Obligations of Harris	23
Covenants Regarding Non-Solicitation and Right to Match	24
Representations and Warranties	27
Termination of the Arrangement Agreement	27
Expenses and Termination Fees	28

SUPPORT AND VOTING AGREEMENTS	28

Covenants of the Supporting Shareholders	29
Representations and Warranties	30

ASSIGNMENT AND ASSUMPTION AGREEMENT	30

Share Purchase Agreement	31
Purchase Price	31
Sources of Funds	31
Representations and Warranties	31
Indemnification Provisions	32

CONFIDENCIALITY, NON-COMPETITION AND NON-SOLICITATION AGREEMENT	32

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES	33

Shareholders who are Resident of Canada	34
Exchange of Common Shares for Copernic New Exchangeable Shares	34
Exchange of Copernic New Exchangeable Shares for Comamtech Shares	34
Shareholders who are Residents of the United States	34
Exchange of Options for Comamtech Options	35

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CERTAIN UNITED STATES INCOME TAX CONSEQUENCES	35

PROCEDURE TO SURRENDER CERTIFICATES	35

General	35
Return of Common Shares	37
Mail Services Interruption	37
Cancellation of Rights	37

PRINCIPAL LEGAL MATTERS	37

Stock Exchange Listing	37
Reporting Issuer Status	38
Canadian Securities Law Matters	38
United States Securities Law Matters	39

INDEBTEDNESS OF DIRECTORS AND OFFICERS	40

INFORMATION RESPECTING COPERNIC	40

Incorporation	40
General Development of Business	40
Cost Reduction Plan	40
Consolidation of Shares	41
Discontinued Operations	41
Capitalization	41
Copernic New Voting Shares	41
Copernic New Exchangeable Shares	42
Additional Information Concerning Copernic and Documents Incorporated by Reference	42
Auditors, Transfer Agent and Registrar	43

INFORMATION RESPECTING COMAMTECH	43

Incorporation	43
General Development of Business	43
Directors and Management	44
Consolidated Financial Information	44
Capitalization	44
Convertible Securities	44
Dividend Policy	45
Principal Shareholders	45
Legal Proceedings	45
Auditors, Transfer Agent and Registrar	45
Material Contracts	45
Interest of Informed Persons in Material Transactions	46

INFORMATION RESPECTING HARRIS	46

Constellation	46

RIGHT TO DISSENT	46

RISK FACTORS	49

Absence of Organized Market	50
Going Concern of Comamtech	51
The Arrangement may be Taxable for United States Shareholders	51
Completion of the Arrangement is Subject to a Number of Conditions Precedent	51
Possible Failure to Complete the Arrangement	51
Failure to Realize the Anticipated Benefits of the Arrangement	51
Arrangement Agreement may be Terminated	52
Amendment of Arrangement Agreement	52
No History of Earnings	52

INTEREST OF EXPERTS	52

OTHER BUSINESS	52

ADDITIONAL INFORMATION	52

BOARD APPROVAL	53

AUDITORS’ CONSENT	54

AUDITORS’ CONSENT	55

CONSENT OF MODELCOM INC.	56

SCHEDULE A ARRANGEMENT RESOLUTION	A1

SCHEDULE B PLAN OF ARRANGEMENT	B1

SCHEDULE C INTERIM ORDER	C1

SCHEDULE D NOTICE OF APPLICATION	D1

SCHEDULE E FAIRNESS OPINION	E1

SCHEDULE F COMAMTECH FINANCIAL INFORMATION	F1

SCHEDULE G SECTION 185 OF THE OBCA	G1

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GLOSSARY OF TERMS

The following glossary of terms (“Glossary of Terms”) used in this Circular, including the Summary but not including the schedules (“Schedules”), is provided for ease of reference.

“1933 Act” means the United States Securities Act of 1933, as amended; and “1934 Act” means the United States Securities Exchange Act of 1934, as amended;

“affiliate” or “associate” when used to indicate a relationship with a person or company, means the same as set out in the Securities Act (Ontario) or in the 1933 Act, as the case may be;

“Acquisition Proposal” means any proposal or offer (written or oral) or any public announcement of an intention to make any proposal or offer, with respect to any of the following (excluding the Arrangement and the transactions contemplated by the Arrangement Agreement, which include any Post-Arrangement Transaction Proposal): (i) any merger, consolidation, amalgamation, take-over bid, tender offer, arrangement, recapitalization, liquidation, dissolution, share exchange, reorganisation, compromise or business combination, directly or indirectly involving any member of the Consolidated Group, (ii) any sale or acquisition of assets representing 20% or more of the net income or revenues of the assets of the Consolidated Group, taken as a whole (or any lease, long-term supply agreement, exchange, mortgage, pledge or other arrangement having a similar economic effect as a sale or acquisition of assets representing 20% or more of the net income or revenues of the assets of the Consolidated Group, taken as a whole) in a single transaction or a series of related transactions, (iii) any sale or acquisition of beneficial ownership of 20% or more of any class of the Company’s shares or of the shares of any other member of the Consolidated Group or rights or interests therein or thereto in a single transaction or a series of related transactions, (iv) any acquisition by the Company of any assets or capital stock of another person (other than acquisitions of capital stock or assets of any other person that are not, individually or in the aggregate, material to the Consolidated Group, taken as a whole), (v) any transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the transactions contemplated by the Arrangement Agreement, or (vi) any transaction having a similar economic effect as any of the foregoing;

“Arrangement” means the proposed arrangement of Copernic under section 182 of the OBCA, on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendment or variation thereto made in accordance with Article 6 of the Plan of Arrangement or in accordance with the directions of the Court set out in the Interim Order or the Final Order, as the case may be;

“Arrangement Agreement” means the arrangement agreement dated August 25, 2010 among Copernic, Harris and Comamtech, a copy of which has been filed on SEDAR at www.sedar.com, pursuant to which such parties propose to implement the Arrangement, including any amendment thereto;

“Arrangement Resolution” means the special resolution submitted to the Shareholders for the purposes of approving the Arrangement, a copy of which is annexed to this Circular as Schedule A;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement, required by section 183 of the OBCA to be filed with the Director after the Final Order is issued, which shall be in a form and content satisfactory to Copernic and Harris, each acting reasonably;

“Assigned Assets and Assumed Liabilities” means collectively, the “Assigned Assets” and “Assumed Liabilities”, as such terms are defined in the Assignment and Assumption Agreement. See “Assignment and Assumption Agreement”;

“Assignment and Assumption Agreement” means the draft assignment and assumption agreement, substantially in the form and content of Schedule D attached to the Arrangement Agreement and any

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amendments or variations thereto, to be entered into between Copernic, Comamtech and Harris on the Closing Date;

“Board of Directors” or “Board” means the board of directors of Copernic;

“Business Day” means any day other than a Saturday, Sunday or a statutory holiday in the City of Montreal, Québec or the City of Toronto, Ontario;

“Certificate of Arrangement” means the certificate of arrangement issued by the Director under section 183(2) of the OBCA giving effect to the Arrangement;

“Circular” means this Management Information Circular dated September 27, 2010, together with all Schedules annexed hereto;

“Closing Date” means on the second Business Day after the satisfaction or waiver (subject to applicable Laws) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Closing Date) set forth in Article 6 of the Arrangement Agreement, unless another date is agreed to in writing by Harris and Copernic;

“Comamtech” means Comamtech Inc., a corporation existing under the OBCA;

“Comamtech Options” means the options to acquire Comamtech Shares to be issued to directors, officers, employees and consultants of Comamtech pursuant to the Comamtech Stock Option Plan in accordance with the Plan of Arrangement, which are being issued in exchange for the Options;

“Comamtech Shares” means the common shares in the share capital of Comamtech;

“Comamtech Stock Option Plan” means the stock option plan of Comamtech as adopted pursuant to the Plan of Arrangement, the terms and conditions of which are the same as the terms and conditions of the Copernic Stock Option Plan, with the necessary amendments;

“Common Shares” means the existing common shares in the share capital of Copernic;

“Confidentiality, Non-Competition and Non-Solicitation Agreement” means the draft confidentiality, non-competition and non-solicitation agreement substantially in the form and content of Schedule E attached to the Arrangement Agreement and any amendments or variations thereto, to be entered into between Copernic, Harris and Comamtech on the Closing Date;

“Consolidated Group” means, collectively, Copernic and Mamma.com USA, Inc. and all of their respective subsidiaries and affiliates;

“Constellation” means Constellation Software Inc.;

“Copernic” or the “Company” means Copernic Inc., a corporation existing under the OBCA;

“Copernic New Voting Shares” means the new Class A Common Shares of Copernic to be created under the Plan of Arrangement, the rights, privileges, restrictions and conditions of which are provided in the Articles of Arrangement, a copy of which is annexed to the Plan of Arrangement as Schedule A thereto;

“Copernic New Exchangeable Shares” means the new class of Exchangeable Shares of Copernic to be created under the Plan of Arrangement, the rights, privileges, restrictions and conditions of which are

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provided in the Articles of Arrangement, a copy of which is annexed to the Plan of Arrangement as Schedule A thereto;

“Copernic Stock Option Plan” means Copernic’s stock option plan adopted in 1999, as amended from time to time, the particulars of which are described in the Management Information Circular dated August 20, 2010 for the annual meeting of Shareholders held on September 17, 2010, incorporated by reference herein;

“Corporation Damages Event” means if at any time after the execution of the Arrangement Agreement:

(a)
subject to Section 6.4 of the Arrangement Agreement, if the Company is not in material breach of its obligations under the Arrangement Agreement and Harris breaches any of its covenants contained in the Arrangement Agreement or in the Share Purchase Agreement, which breach would give rise to the failure of a condition set forth in Section 6.3(a) of the Arrangement Agreement; or

(b)
subject to Section 6.4 of the Arrangement Agreement, if the Company is not in material breach of its obligations under the Arrangement Agreement and Harris is in breach of any of its representations and warranties contained in the Arrangement Agreement or in the Share Purchase Agreement, which breach would give rise to the failure of a condition set forth in Section 6.3(b) of the Arrangement Agreement;

“Corporation Public Documents” means (i) the annual report on Form 20-F of Copernic for the fiscal year ended December 31, 2009, (ii) the audited consolidated financial statements of Copernic as at and for the fiscal years ended December 31, 2009 and December 31, 2008, including the notes thereto and the management’s discussion and analysis thereof, (iii) the unaudited interim consolidated financial statements of Copernic as at and for the 3-month periods ended March 31, 2010 and March 31, 2009, including the notes thereto and the management’s discussion and analysis thereof, (iv) the management proxy circular of Copernic dated August 10, 2009, and (v) any document of Copernic filed with the securities regulatory authorities in each of the provinces of Canada and in the United States in between the signing of the Arrangement Agreement and the Effective Date;

“Court” means the Ontario Superior Court of Justice, Commercial List;

“Depositary” means Equity Transfer & Trust Company, or such other person as may be designated by Copernic or its officers, and set forth in the Letter of Transmittal;

“Director” has the meaning ascribed thereto in the OBCA on the date hereof;

“Disclosure Letter” means the disclosure letter to the Arrangement Agreement dated August 25, 2010 delivered by Copernic to Harris in connection with the Arrangement Agreement, a copy of which has been filed on SEDAR at www.sedar.com;

“Dissent Notice” means a written objection to the Arrangement Resolution from a holder of Common Shares as provided in the Plan of Arrangement;

“Dissent Right” means the right to dissent in respect of the Arrangement as described in the Plan of Arrangement;

“Dissenting Shareholder” means any holder of Common Shares who has properly exercised its Dissent Right in strict compliance with Article 4 of the Plan of Arrangement, who has not withdrawn or been deemed to have withdrawn such exercise and who is ultimately determined to be entitled to be paid the fair value of its Common Shares;

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“Effective Date” means the date shown on the Certificate of Arrangement issued by the Director giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. (Montreal time) on the Effective Date;

“Fairness Opinion” means the opinion of ModelCom dated August 25, 2010 as to the fairness to the Shareholders, from a financial point of view, of the consideration being offered to Comamtech by Harris for Copernic, a copy of which is included in Schedule E of this Circular;

“Final Order” means the final order of the Court in a form acceptable to Copernic and Harris, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Copernic and Harris, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Copernic and Harris, each acting reasonably) on appeal;

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Harris” means N. Harris Computer Corporation, a wholly-owned subsidiary of Constellation;

“Interim Order” means the interim order of the Court dated September 27, 2010 under section 182 of the OBCA, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court (with the consent of Copernic and Harris, each acting reasonably) or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Copernic and Harris, each acting reasonably) on appeal, a copy of which order is included in Schedule C of this Circular;

“ITA” means the Income Tax Act (Canada), as amended, including the tax regulations enacted thereunder;

“Law” or “Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity, statutory body or self-regulatory authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more persons, means that such Laws apply to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the person or persons or its or their business, undertaking or securities;

“Letter of Intent” means the non-binding letter of intent dated July 5, 2010 sent by Harris in respect of the Arrangement and accepted by Copernic;

“Letter of Transmittal” means the letter of transmittal detailing the manner in which the Shareholders must deliver certificates representing Common Shares to receive certificates representing Comamtech Shares issuable to them pursuant to the Arrangement;

“Material Adverse Effect” means any change, effect, event, violation, circumstance or occurrence that, individually or in the aggregate with all other changes, effects, events, violations, circumstances or occurrences, (a) is or could reasonably be expected to be material and adverse to the business, assets,

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liabilities, rights, obligations (whether absolute, accrued, conditional or otherwise), affairs, results of operations or condition (financial or otherwise) of the Consolidated Group, taken as a whole, or (b) could reasonably be expected to materially impair or delay the ability of Copernic to perform its obligations under the Arrangement Agreement (provided that the pendency of any litigation seeking to restrain, enjoin or otherwise prohibit the consummation of the Arrangement or other transaction contemplated by the Arrangement Agreement will be disregarded for the purposes of this clause), in each case, other than any change, effect, event, violation, inaccuracy, circumstance or occurrence resulting from (i) the announcement of the execution of the Arrangement Agreement or the transactions contemplated thereby or the performance of any obligation thereunder, (ii) changes in the United States or Canadian economies or securities or currency markets in general, (iii) changes generally affecting the industry in which any member of the Consolidated Group carries on its business in the United States or Canada, (iv) commencement, occurrence or continuation of any war (whether or not declared), armed hostilities or acts of terrorism, (v) any change in applicable Laws or regulations or in Canadian generally accepted accounting principles, or (vi) any natural disaster, except in the case of clauses (ii), (iii), (iv), (v) and (vi) to the extent any such change, effect, event or occurrence primarily relates to (or has the effect of primarily relating to) the Consolidated Group, taken as a whole, or has had a materially disproportionate effect on the Consolidated Group, taken as a whole, as compared to other persons in the industry in which the Consolidated Group carries on its business in the United States or Canada, as the case may be; provided, however, that none of (x) a failure to meet any earnings estimates previously made public by Copernic, or (y) any decrease in the market price or any decline in the trading volume of the Common Shares, or (z) the delisting of the Common Shares from the NASDAQ shall, in and of themselves, constitute a Material Adverse Effect;

“Meeting” means the special meeting of Shareholders to be held on October 25, 2010, and any adjournment(s) thereof, to consider and, if deemed advisable, approve the Arrangement Resolution;

“ModelCom” means ModelCom Inc.;

“NASDAQ” means NASDAQ Capital Market;

“Notice of Meeting” means the notice of the Meeting which accompanies this Circular;

“Notice of Application” means the notice of application which relates to the Final Order, in substantially the form which is included in Schedule D to this Circular;

“OBCA” means the Business Corporations Act (Ontario);

“Options” means the options to acquire Common Shares previously issued to directors, senior officers, employees and consultants of Copernic, governed by the terms of the Copernic Stock Option Plan or any other right, option or agreement to acquire Common Shares;

“OSC” means the Ontario Securities Commission;

“Outside Date” means December 31, 2010;

“Permitted Encumbrances” means the encumbrances listed in Schedule 6.2(i) of the Disclosure Letter;

“person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement involving, among others, Copernic, Harris, Comamtech and the Shareholders, a copy of which is annexed to this Circular as Schedule B, and any amendment or variation made in accordance with Article 6 thereof;

- x -

“Post-Arrangement Transaction Proposal” means any proposal or offer (written or oral) or any public announcement of an intention to make any proposal or offer, with respect to any  merger, consolidation, amalgamation, take-over bid, reverse take-over bid, tender offer, arrangement, private placement, recapitalization, liquidation, dissolution, share exchange, reorganisation, compromise or business combination, directly or indirectly involving Comamtech or any member of the Consolidated Group to be transferred to Comamtech pursuant to the Assignment and Assumption Agreement;

“Purchaser Damages Event” means if at any time after the execution of the Arrangement Agreement:

(a)
the Board withdraws, amends, changes or qualifies, or proposes publicly to withdraw, amend, change or qualify, in any manner adverse to Harris, any of its recommendations or determinations referred to in Section 3.1(a) of the Arrangement Agreement;

(b)
the Board shall have failed to publicly reaffirm any of its recommendations or determinations referred to in Section 3.1(a) of the Arrangement Agreement in accordance with Section 7.1(e) of the Arrangement Agreement (or, in the event that the Meeting to approve the Arrangement is scheduled to occur within such five Business Day period, prior to the scheduled date of the Meeting);

(c)
a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Shareholders or to Copernic and has not expired or been withdrawn at the time of the Meeting and the Shareholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(d)	the Board or any committees of the Board accepts, recommends, approves or enters into an agreement, understanding or letter of intent to implement a Superior Proposal;

(e)
subject to Section 6.4 of the Arrangement Agreement, if Harris is not in material breach of its obligations under the Arrangement Agreement and Copernic breaches any of its covenants contained in the Arrangement Agreement or in the Share Purchase Agreement, including the covenant contained in Section 7.1 of the Arrangement Agreement, which breach would give rise to the failure of a condition set forth in Section 6.2(a) of the Arrangement Agreement;

(f)
subject to Section 6.4 of the Arrangement Agreement, if Harris is not in material breach of its obligations under the Arrangement Agreement and Copernic is in breach of any of its representations and warranties contained in the Arrangement Agreement or in the Share Purchase Agreement, which breach would give rise to the failure of a condition set forth in Section 6.2(b) of the Arrangement Agreement; or

(g)
either Comamtech or any member of the Consolidated Group has entered into or announced its intention to enter into, or completed, any Post-Arrangement Transaction Proposal in breach of the conditions set forth in Sections 6.2(d) or (e) of the Arrangement Agreement;

“Record Date” means September 25, 2010;

“Registered Holder” means the person whose name appears on the register of Shareholders as the owner of Common Shares;

“Regulatory Approvals” means those sanctions, rulings, consents, approvals, authorizations, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) required to be obtained from, and all declarations or filings required to be made with, any Governmental Entity or any other person by each member of the Consolidated Group in connection with the execution and delivery of the Arrangement Agreement or the consummation by Copernic of the transactions contemplated by the Arrangement Agreement, the whole as set forth in Schedule 3.1(h) of the Disclosure Letter;

- xi -

“Required Vote” means the requisite approval for the Arrangement Resolution which shall be not less than two-thirds of the votes cast by the Shareholders present in person or represented by proxy at the Meeting;

“SEC” means the United States Securities and Exchange Commission;

“Shareholders” means, collectively, the holders of Common Shares, from time to time, and “Shareholder” means any one of them;

“Share Purchase Agreement” means the draft share purchase agreement, substantially in the form and content of Schedule C attached to the Arrangement Agreement and any amendments or variations thereto, to be entered into between Copernic, Comamtech and Harris on the Closing Date;

“subsidiary” has the meaning ascribed thereto in the OBCA;

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal made by a third party to the Company after the date hereof: (i) that the Board determines in good faith (based upon written advice from its financial advisors and/or outside legal counsel) is capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the third party making such proposal, (ii) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Board, acting in good faith (based upon written advice from its financial advisors and/or outside legal counsel), (iii) which is offered or made available to all Shareholders and involves an offer to acquire or an acquisition of all of the Common Shares or all or substantially all of the assets of the Company, and (iv) that the Board determines in good faith (based upon written advice from its financial advisors and/or outside legal counsel) would, if consummated in accordance with its terms, result in a more favourable transaction to the Shareholders, solely in their capacity as Shareholders, from a financial point of view than the Arrangement and other transactions contemplated in the Arrangement Agreement;

“Support and Voting Agreements” means, collectively, the support and voting agreements entered into on August 25, 2010 between Harris and each director of Copernic who is a Shareholder whereby each such individual has agreed, subject to certain conditions, to support and vote his Common Shares in favour of the Arrangement; and

“Transfer Agent” means Equity Transfer & Trust Company at its offices in Toronto, Ontario.

SUMMARY

The following is a summary of certain information contained elsewhere in this Circular, including the Schedules hereto and the documents incorporated by reference herein. This summary is qualified in its entirety by the more detailed information and financial data and statements contained, referred to or incorporated elsewhere in this Circular, the Schedules hereto and the documents incorporated by reference herein. Capitalized terms used in this summary but not otherwise defined are defined in the “Glossary of Terms”.

The Meeting

The Meeting will be held at the offices of Fasken Martineau DuMoulin LLP, in boardroom number 5, at 800 Place Victoria, 37th Floor, Montreal, Québec, Canada, H4Z 1E9, on October 25, 2010, at 10:00 am (EDT) for the purpose of considering and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution.

Background to the Arrangement

In the spring of 2009, Copernic began to consider opportunities outside its current business focus to partner with other entities thereby leveraging its expertise, balance sheet and NASDAQ listing. Potential acquisitions were examined and none were determined suitable.

Although Copernic had previously announced a private placement in November 2009 which was revised as a potential acquisition of a company operating in an unrelated business sector, these opportunities failed to close as Copernic decided to cease any further discussions thereon.

During the first half of 2010, Copernic also engaged the services of consultants to review its desktop search business and determine its long term strategic direction. The Board determined that substantial investments would be required in technology to maintain Copernic’s competitiveness with no certainty that these investments would result in a profitable enterprise, particularly when faced with two formidable well capitalized competitors, namely Google and Microsoft, who embedded desktop search software in their offerings. In addition, substantial unrecorded tax losses carried forward would reach their maturity dates in the near term and the Board determined that it was important to crystallize these values as soon as possible. It was therefore necessary to find a Canadian company in the software business which could benefit from these losses while leveraging the core search technology through its own product lines and sales channels. It was also desirable that Copernic’s employees could migrate to this new employer.  Following the signing of a confidentiality agreement between Harris and Copernic, discussions started in March 2010 with Harris with respect to a potential transaction which would accomplish these objectives, culminating in the Arrangement Agreement detailed in this Circular.

On July 5, Copernic accepted the Letter of Intent of Harris, providing, among other things, for the terms and conditions of the Arrangement. On August 25, 2010, Copernic, Harris and Comamtech entered into the Arrangement Agreement.

On April 30, 2010, the Board of Directors engaged ModelCom to assess the fairness to the Shareholders, from a financial point of view, of the consideration being offered to Comamtech by Harris for Copernic. In connection with this mandate, ModelCom provided the Board of Directors on August 25, 2010, with a fairness opinion to the effect that, based on its scope of review and subject to the restrictions, limitations and assumptions contained therein, the consideration being offered to Comamtech by Harris for Copernic is fair, from a financial point of view, to the Shareholders. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See “Background to and Reasons for the Arrangement – Fairness Opinion” and a copy of the Fairness Opinion annexed hereto as Schedule E.

Based in part upon the Fairness Opinion, the Board of Directors has determined that the Arrangement is fair, from a financial point of view, to the Shareholders and that the Arrangement is in the best interests of Copernic. As such, the Board of Directors has unanimously approved the Arrangement and authorized the presentation of the Arrangement to the Shareholders for approval. See “Background to and Reasons for the Arrangement – Recommendation of the Board of Directors”.

On September 20, 2010, Copernic was advised that the NASDAQ Staff has determined that upon the consummation of the transactions contemplated by the Arrangement, Comamtech will become a “public shell.”  In accordance with NASDAQ listing rules, NASDAQ will, following closing of the Arrangement, deliver written notification that Comamtech Shares will be delisted. See “Principal Legal Matters – Stock Exchange Listing”.

Benefits of the Arrangement

Since the purchase of its desktop search software business in 2005 from another entity then called Copernic Inc., Copernic has not been profitable. Copernic has not been able to proceed with the major capital investments required to remain competitive in this sector. The core technologies which comprise Copernic’s desktop search engine software could be, in management’s view, best exploited by a software developer with other product lines and sales channels and who could use such channels to commercialize the software.

The Arrangement with Harris would permit Copernic to exit the software industry and to monetize (i) its core technologies and (ii) the significant tax-losses carried forward by Copernic.

Pursuant to the Arrangement, the Common Shares outstanding immediately prior to the Arrangement will, ultimately, be exchanged for Comamtech Shares. Shareholders will thereafter be shareholders of Comamtech, a newly incorporated company (currently wholly owned by Copernic), which will be the holder of the Assigned Assets and Assumed Liabilities having a current net fair market value as determined by Copernic of approximately $2,900,000 and will receive an additional injection of working capital in the amount of up to $7,600,000 (subject to adjustments and less the costs incurred in connection with the Arrangement) from the sale of the Copernic New Voting Shares to Harris. See “Background to and Reasons for the Arrangement – Benefits of the Arrangement”.

Use of Proceeds by Comamtech following completion of the Arrangement

Upon completion of the Arrangement, current Shareholders will be the shareholders of Comamtech. Comamtech will be the holder of the Assigned Assets and Assumed Liabilities having a current net fair market value as determined by Copernic of approximately $2,900,000, and will receive an additional amount of up to $7,600,000 in working capital (subject to adjustments and less the costs incurred in connection with the Arrangement) from the sale of the Copernic New Voting Shares to Harris.

The purchase price to be paid by Harris to Comamtech for the Copernic New Voting Shares is up to $7,600,000 payable as to $5,700,000 on the Closing Date, with an additional $1,500,000 payable on the 18-month anniversary of the Closing Date and $400,000 payable no later than January 31, 2011, this last payment being subject to reduction in the event that certain net sales revenues and software license benchmarks are not met by Copernic. The initial payment on the Closing Date will be subject to an initial price adjustment whereby it will be decreased on a dollar for dollar basis by the amount that the cash balances of Copernic on the Closing Date are less than $2,500,000. In addition, the purchase price may be increased or decreased based on whether the net tangible assets of Copernic are greater or less than $2,500,000 less the amount by which the cash balances of Copernic are less than $2,500,000 on the Closing Date. See “Share Purchase Agreement”.

Comamtech is currently engaged in discussions in relation with a possible business combination to take place following the completion of the Arrangement, with an entity with an operating business which would effectively, based on the current relative preliminary evaluations of the respective parties, result in a reverse takeover of Comamtech.  In any event, the completion of such business combination shall be conditional and be subject to the consummation of the transactions contemplated by the Arrangement.

Shareholders are cautioned that there are no assurances that such a business combination will be consummated in a timely manner or at all, or that the closing of said business combination will satisfy the listing requirements prescribed by NASDAQ.  If Comamtech is not able to complete a business acquisition within 18 months from the Closing Date then its board of directors shall review its alternatives, which alternatives may include a pay out as a special dividend to its shareholders (subject to applicable Law and subject to any holdbacks pursuant to the Arrangement) of the cash which it holds or to liquidate its assets to its shareholders (subject to the holdbacks pursuant to the Arrangement and any other liabilities required to be held by Comamtech). In this regard, it will seek, at that time all required approvals, including shareholder approval to proceed as described above. See “Background to and Reasons for the Arrangement – Use of Proceeds by Comamtech following completion of the Arrangement”.

Recommendation of the Board of Directors

Based in part upon the Fairness Opinion, the Board of Directors has determined that the Arrangement is fair, from a financial point of view, to the Shareholders and that the Arrangement is in the best interests of Copernic. As such, the Board of Directors has unanimously approved the Arrangement and authorized the presentation of the Arrangement to the Shareholders for approval.

The Board of Directors unanimously recommends that Shareholders vote FOR the Arrangement Resolution. See “Background to and Reasons for the Arrangement – Recommendation of the Board of Directors”.

Fairness Opinion

On April 30, 2010, the Board of Directors engaged ModelCom to assess the fairness, from a financial point of view, of the Arrangement to the Shareholders. In connection with this mandate, ModelCom provided the Board of Directors on August 25, 2010 with a fairness opinion to the effect that, based on its scope of review and subject to the restrictions, limitations and assumptions contained therein, the consideration to be paid by Harris to Comamtech for Copernic is fair, from a financial point of view, to the Shareholders. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See Schedule E (Fairness Opinion) annexed hereto. See “Background to and Reasons for the Arrangement – Fairness Opinion”.

The Arrangement

If (i) the Arrangement is approved at the Meeting by the Required Vote, (ii) the Final Order is issued and (iii) the other conditions precedent to the completion of the Arrangement have been satisfied or waived, the Articles of Arrangement will be filed and, at the Effective Time, the following will occur and will be deemed to occur in the following order without further act or formality:

(a)	the share capital of Copernic shall be amended in order to create the Copernic New Voting Shares and the Copernic New Exchangeable Shares;

(b)	each issued and outstanding Common Share (other than Common Shares which are held by Dissenting Shareholders) shall be exchanged into one Copernic New Exchangeable Share;

(c)	one (1) Copernic New Voting Share shall be issued to Comamtech for a consideration equal to the fair market value of such share;

(d)	the Common Shares (other than Common Shares which are held by Dissenting Shareholders) shall be cancelled from the share capital of Copernic;

(e)
all Common Shares held by Dissenting Shareholders shall be deemed to have been cancelled and cease to be outstanding without any further act or formality and such Dissenting Shareholders shall immediately cease to have any rights as holders of Common Shares other than the right to be paid by Copernic the fair value of their Common Shares;

(f)
with respect to each Common Share exchanged or cancelled, the registered holder thereof shall cease to be the holder of such Common Share and such holder’s name shall be removed from Copernic’s register of Shareholders, as of the Effective Time, and the certificate representing such Common Share shall be deemed to have been cancelled as of the Effective Time and the holder thereof shall be deemed to have executed and delivered all consents, releases, assignments, waivers, statutory or otherwise, required for the cancellation of the Common Share;

(g)	each Copernic New Exchangeable Share shall be exchanged for one (1) Comamtech Share;

(h)	each Copernic New Exchangeable Share then held by Comamtech shall be converted into one (1) Copernic New Voting Share;

(i)	the Copernic New Exchangeable Shares shall be cancelled from the share capital of Copernic;

(j)	Comamtech shall adopt the Comamtech Stock Option Plan which shall become effective;

(k)	each Option shall be exchanged for one Comamtech Option and, following such exchange, all Options shall be cancelled and terminated;

(l)	the Copernic Stock Option Plan shall be terminated;

(m)
all holders of Comamtech Options not employed by Comamtech after the Effective Time shall be deemed to be optionees that have ceased to be employed or retained by Comamtech and shall be treated in accordance with Section 6.1 of the Comamtech Stock Option Plan;

(n)
Copernic, Comamtech and Harris shall enter into the Assignment and Assumption Agreement and the Assigned Assets and Assumed Liabilities shall be transferred by Copernic to Comamtech or assumed by Comamtech, as the case may be, on the terms and subject to the conditions set forth in the Assignment and Assumption Agreement; and

(o)
Copernic, Harris and Comamtech shall enter into the Share Purchase Agreement upon which all of the Copernic New Voting Shares shall be transferred by Comamtech to
Harris on the terms and subject to the conditions set forth in the Share Purchase Agreement.

The respective obligations of Copernic, Harris and Comamtech to complete the transactions contemplated by the Arrangement are subject to a number of conditions which must be satisfied or waived in order for the Arrangement to become effective. See “Arrangement Agreement”.

Effect of the Arrangement

Upon completion of the Arrangement, (i) Harris will be the holder of all the issued and outstanding shares of Copernic, (ii) the Shareholders will have exchanged, through a sequence of steps, each Common Share they hold for one Comamtech Share, (iii) Comamtech will be the holder of the Assigned Assets and Assumed Liabilities having a current net fair market value as determined by Copernic of approximately $2,900,000, and will receive an additional amount of up to $7,600,000 in working capital (subject to adjustments and less the costs incurred in connection with the Arrangement) from the sale of the Copernic New Voting Shares to Harris; and (iv) Comamtech will not be operating a business and will not generate any revenue.  However, there will be costs associated (including legal, accounting and transfer agent fees and expenses) with its status as a public company in the province of Ontario and in the United States relating to statutory reporting requirements.

Options not exercised prior to the Arrangement in accordance with their terms will be exchanged for Comamtech Options and such Options shall be cancelled.

In connection with the Arrangement, Comamtech will become a “reporting issuer” in the Province of Ontario, the jurisdiction in which Copernic is currently a reporting issuer, and will seek to complete a business acquisition and to cause the Comamtech Shares to meet the minimum listing requirement of the NASDAQ. See “Particulars of the Arrangement”.

Expenses and Termination Fees

In the event of a termination of the Arrangement Agreement under certain circumstances, either Copernic or Harris, as the case may be, may be entitled to receive from the other party an amount of $500,000 as a non-completion fee to be paid in immediately available funds.

Each of the parties has agreed that, except as set forth below, all costs and expenses incurred in connection with the Arrangement Agreement will be paid by the party incurring such cost or expense; provided, however, that, in all circumstances, Copernic shall pay to Harris 50% of the documented legal fees and associated expenses of Harris incurred in connection with the transactions contemplated thereby, up to a maximum of $75,000.

The expenses incurred by Copernic for the purposes of the Arrangement, including professional and advisory fees, expenses related to the preparation and printing of this Circular and the holding of the Meeting, which are estimated to be $700,000, will be assumed by Copernic. See “Arrangement Agreement – Expenses and Termination Fees”.

Procedure for the Arrangement to Become Effective

Shareholders Approval

The Interim Order provides that the Arrangement Resolution must be approved by at least two-thirds of the votes cast by the Shareholders present in person or represented by proxy at the Meeting, each Shareholder being entitled to one vote for each Common Share held, subject to Dissent Rights. See “Particulars of the Arrangement – Procedure for the Arrangement to Become Effective”.

Notwithstanding the foregoing, the Arrangement Resolution authorizes Copernic, subject to the terms of the Arrangement Agreement and the Plan of Arrangement, to amend any of the Arrangement Agreement, the Plan of Arrangement, the Assignment and Assumption Agreement and the Share Purchase Agreement, and decide not to proceed with the Arrangement, at any time prior to the Arrangement becoming effective without it being necessary to give additional notice to, or obtain the approval of, the Shareholders.

Court Approval

The OBCA provides that the Arrangement requires Court approval. On September 27, 2010, Copernic obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. See the Interim Order included in Schedule C annexed hereto.

Subject to the terms of the Arrangement Agreement and the adoption of the Arrangement Resolution at the Meeting in the manner required by the Interim Order, Copernic will make application to the Court for the Final Order at the Toronto Courthouse, on November 1, 2010 at 10:00 a.m. (EDT) or as soon thereafter as counsel may be heard. See “Particulars of the Arrangement – Procedure for the Arrangement to Become Effective”.

Conditions Precedent

All conditions precedent to the Arrangement, as set out in the Arrangement Agreement, including the obtaining of the Required Vote and the receipt of the requisite Court and Regulatory Approvals prior to the Effective Date, must be satisfied or waived by the appropriate party in order for the Arrangement to be completed. See “Arrangement Agreement”.

Timing

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions of the Arrangement are satisfied or waived, Copernic will apply to the Court for the Final Order approving the Arrangement on November 1, 2010. If the Final Order is obtained on November 1, 2010, in form and substance satisfactory to Copernic and Harris and all other conditions for the Arrangement to become effective are satisfied or waived, Copernic expects the Effective Date of the Arrangement to be on or around November 2, 2010. See “Particulars of the Arrangement – Timing”.

Intention of Certain Shareholders

Certain of Copernic’s directors who also hold Common Shares, namely Claude E. Forget, David Goldman and Irwin Kramer, have entered into Support and Voting Agreements with Harris and have irrevocably committed to vote their Common Shares in favour of the Arrangement Resolution. As of the date of this Circular, Claude E. Forget, David Goldman and Irwin Kramer exercise control or direction over an aggregate of 68,321 Common Shares, representing approximately 3.26% of the issued and outstanding Common Shares. See “Support and Voting Agreements”.

Interest of Certain Persons in Matters to be Acted Upon

Shareholders should be aware that certain directors and officers have certain interests in the Arrangement, including (i) Mr. Marc Ferland, President and Chief Executive Officer of Copernic, who is entitled, pursuant to an employment agreement dated June 16, 2010, to a payment of $150,000 to be paid by Copernic upon the completion of the Arrangement; (ii) Mr. Marc Ferland, President and Chief Executive Officer of Copernic, and Mr. Jean-Rock Fournier, Executive Vice-President and Chief Financial Officer of Copernic, who will be employed by Comamtech after the completion of the Arrangement and will, therefore, be treated differently from certain Option holders since their Comamtech Options will not be terminated pursuant to the terms of  the Comamtech Stock Option Plan, and (iii) Mr. David Goldman, Chairman of the Board, whose consulting agreement will be transferred to Comamtech and who will, therefore be treated differently from certain other Option holders since his Comamtech Options will not be terminated pursuant to the terms of  the Comamtech Stock Option Plan. See “Particulars of the Arrangement – Treatment of Options”.

Stock Exchange Listing and Reporting Issuer Status

The Common Shares are listed and posted for trading on the NASDAQ under the symbol “CNIC”. On August 24, 2010, the last trading day prior to the date of announcement of the Arrangement, the closing price of the Common Shares on the NASDAQ was $2.70, and on September 24, 2010, was $2.66.

No market currently exists for the trading of the Comamtech Shares. Comamtech intends to complete a business acquisition of an operating business in order to satisfy the minimum listing requirements of the NASDAQ.

On September 20, 2010, Copernic was advised that the NASDAQ Staff has determined that upon the consummation of the transactions contemplated by the Arrangement, Comamtech will become a “public shell.”  In accordance with NASDAQ listing rules, NASDAQ will, following closing of the Arrangement, deliver written notification that Comamtech Shares will be delisted.  Comamtech will have an opportunity to appeal such delisting notification with respect to an acquisition of a new operating business of Comamtech.  In the event that Comamtech does enter into an agreement to acquire another business, such acquisition may be considered to be a business combination resulting in a “Change of Control” pursuant to NASDAQ listing rules.  The post-transaction company will be required to submit an initial listing application and meet all initial listing criteria for the NASDAQ.

Shareholders are cautioned that there are no assurances that such a business acquisition will be entered into on a timely basis or at all or that the listing of Comamtech Shares on the NASDAQ will be approved. See “Principal Legal Matters”.

Certain Canadian Federal Income Tax Consequences

Shareholders and holders of Options should carefully read the information under the heading “Certain Canadian Federal Income Tax Consequences”.

Canadian Resident Shareholders

This portion of the summary is applicable to a Shareholder who, at all relevant times, is, or is deemed to be, a resident in Canada for purposes of the ITA.

Subject to the comments under the heading “Certain Canadian Federal Income Tax Consequences”, generally, a Shareholder who exchanges its Common Shares for Comamtech Shares  will be deemed to have disposed of such Common Shares at their adjusted cost base to such Shareholder, with the result that neither a capital gain nor capital loss will arise.

A Shareholder, however, may elect to include in computing income any portion of any gain or loss accruing to the Shareholder in respect of its transfer of Common Shares by including such gain or loss in computing income on its income tax return for the taxation year of disposition.

Unless the Shareholder elects in its income tax return to include in income any gain or loss arising from the disposition of the Common Shares, the adjusted cost base of such shares will become the adjusted cost base of the Comamtech Shares acquired by the Shareholder.

The exchange of the Common Shares shall be deemed not to be a disposition of Common Shares.

United States Resident Shareholders

Subject to the comments under the heading “Certain Canadian Federal Income Tax Consequences – Shareholders who are Residents of the United States”, generally, the exchange of Common Shares for Comamtech Shares will not be a taxable transaction in Canada. If the Common Shares constitute “taxable Canadian property”, as such term is defined in the ITA, to a United States resident Shareholder, such Shareholder should consult its tax advisor.

Holders of Options

Holders of Options who exercise their Options to acquire Common Shares prior to the Effective Time may be subject to income tax consequences arising on such exercise. Holders of Options who are considering the exercise of their Options should consult their own tax advisors to determine the tax consequences to them of such exercise.

Subject to the qualifications under the heading “Certain Canadian Federal Income Tax Consequences”, an Option holder who exchanges an Option for a Comamtech Option will not be considered to have disposed of the Option and the Comamtech Option will be deemed to be the same as, and a continuation of, the Option.

Certain United States Income Tax Consequences

Shareholders should be aware that the Arrangement and the ownership of securities of Comamtech may have tax consequences in the United States that are not described in this Circular. Shareholders that are subject to United States taxation should consult their own tax advisors concerning the United States federal, state and local income tax consequences of such matters. See “Certain United States Income Tax Consequences”.

Exchange of Certificates

Pursuant to the Arrangement, from and after the Effective Time, the certificates formerly representing Common Shares that are exchanged under the Arrangement shall represent only the right to receive Comamtech Shares. The holders of Common Shares must surrender such certificates to the Depositary and, upon such surrender, will receive the Comamtech Shares to which they are entitled pursuant to the Plan of Arrangement. See “Procedure to Surrender Certificates”.

Copernic

As at September 25, 2010, Copernic had 2,096,913 Common Shares issued and outstanding. Each Common Share entitles the holder thereof to cast one vote at the Meeting.

Pursuant to the filing of the Articles of Arrangement, the share capital of Copernic will be amended in order to create, and authorize Copernic to issue, an unlimited number of Copernic New Voting Shares and Copernic New Exchangeable Shares.

Upon the Arrangement being completed, (i) the sole holder of all of the issued and outstanding Copernic New Voting Shares will be Harris, and (ii) each issued and outstanding Common Share (other than Common Shares which are held by Dissenting Shareholders) will have been, through a sequence of steps, exchanged for one Comamtech Share, without payment by the holder of such Common Share of any additional consideration. See “Information Respecting Copernic”.

Comamtech

Comamtech was incorporated under the OBCA on August 16, 2010. Comamtech has not carried on any active business since its incorporation. As of the date hereof, the sole shareholder of Comamtech is Copernic. Comamtech’s head office is located at 333, Bay Street, Suite 2400, Toronto, Ontario, M5H 2T6. See “Information Respecting Comamtech”.

Following the completion of the Arrangement, Comamtech will utilize the Assigned Assets and Assumed Liabilities having a current net fair market value as determined by Copernic of approximately $2,900,000 and the additional maximum of $7,600,000 in working capital (subject to adjustments and less the costs incurred in connection with the Arrangement) received from the sale of the Copernic New Voting Shares to Harris, to seek to complete a business acquisition. See “Background to and Reasons for the Arrangement – Use of Proceeds by Comamtech following completion of the Arrangement”.

Comamtech is authorized to issue an unlimited number of Comamtech Shares. Upon the Arrangement being completed, approximately 2,096,913 Comamtech Shares, less the number of Common Shares held by Dissenting Shareholders, will be issued and outstanding, which is equal to the number of Common Shares outstanding immediately prior to the completion of the Arrangement. The holders of Comamtech Shares are entitled (i) to receive dividends if, as and when declared by the board of directors, (ii) to one vote per Comamtech Share at meetings of the shareholders of Comamtech, and (iii) upon liquidation, dissolution or winding-up of Comamtech, to receive such assets of Comamtech as are distributable to the holders of the Comamtech Shares.

Immediately following the completion of the Arrangement, the board of directors of Comamtech will consist of three (3) individuals who are currently directors of Copernic, namely Marc Ferland, Lawrence Yelin and Claude E. Forget. In addition, the management team of Comamtech is and will be comprised of two (2) individuals who are currently officers of Copernic, namely Marc Ferland (President and Chief Executive Officer) and Jean-Rock Fournier (Chief Financial Officer). See “Information Respecting Comamtech”.

Harris

Harris is a wholly-owned subsidiary of Constellation and is a leading provider of financial management and customer information systems (CIS) software solutions. Since 1976, Harris has focused on providing feature-rich and robust turnkey solutions to all levels of local government, public power and water entities as well as school districts throughout North America. With over 1,000 employees globally, Harris’ focus is on creating long-term relationships with its customers and ensuring that it meets the changing needs of its customers over time. Harris has two independent operating groups providing software solutions designed primarily for clients in the Province of Quebec.

Harris is incorporated under the OBCA and its head and registered office is located at 1 Antares Drive, Suite 400, Ottawa, Ontario, K2E 8C4.

Founded in 1995, Constellation acquires, manages and builds vertical market software businesses that provide mission critical software solutions. Constellation’s common shares are listed on the Toronto Stock Exchange under the symbol “CSU” and Constellation is a reporting issuer in each of the provinces of Canada. See “Information Respecting Harris”.

Right to Dissent

Pursuant to the Interim Order, Shareholders have the right to dissent from the Arrangement Resolution in the manner provided in section 185 of the OBCA, as it may be modified by the Interim Order, the Final Order and Plan of Arrangement. A Dissenting Shareholder will be entitled, if the

Arrangement becomes effective, to be paid by Copernic the fair value of the Common Shares held by such Dissenting Shareholder determined as at the close of business on the last Business Day before the day on which the Arrangement Resolution is adopted. A Shareholder who wishes to dissent must provide a Dissent Notice to Copernic at 360, Franquet Street, Suite 60, Québec, Québec, G1P 4N3, Attention: Secretary, facsimile number 418-527-1751, prior to 5:00 p.m. (EDT) on the Business Day immediately preceding the Meeting (or any adjournment or postponement thereof). It is important that such Shareholder comply strictly with this requirement, as it is different from the statutory dissent provisions of the OBCA that would otherwise permit a Dissent Notice to be provided at or prior to the Meeting. Failure to comply strictly with the dissent procedures set out in the Interim Order and Plan of Arrangement may result in the loss or unavailability of a Shareholder’s Dissent Right. See “Right to Dissent”.

Risk Factors

In connection with the Arrangement, Shareholders should be aware that there are various risks, including those described in this Circular under the heading “Risk Factors”, those incorporated by reference herein under the heading “Information Respecting Copernic”. Shareholders should carefully consider these risk factors, together with other information included in this Circular, before deciding whether or not to approve the Arrangement. See “Risk Factors”.

APPOINTMENT AND REVOCATION OF PROXIES

A form of proxy is enclosed and, if you cannot or it is not your intention to be present in person at the Meeting and you are a registered Shareholder, please complete and return the proxy in the envelope provided. The proxy must be executed by the Shareholder or the duly authorized attorney-in-fact of such Shareholder, duly authorized in writing. Proxies to be used at the Meeting must be deposited with the Company at 360 Franquet Street, Suite 60, Québec, Québec, G1P 4N3, or  with the Transfer Agent, at 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1, attention to: Corporate Actions, no later than 5:00 p.m. (EDT) on the last Business Day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, or with the Chair of the Meeting on the day of the Meeting or any adjournment(s) or postponement(s) thereof, prior to the beginning of the Meeting.

Appointment of Proxies

The persons designated in the enclosed form of proxy are directors or senior officers of Copernic. Each Shareholder has the right to appoint a person (who need not be a Shareholder) to attend for him or her and act on his or her behalf at the Meeting or any adjournment(s) or postponement(s) thereof  instead of the person specified in the enclosed form of proxy. Such right may be exercised by striking out the names of the specified persons and inserting the name of the Shareholder’s nominee in the space provided or by completing another appropriate form of proxy and, in either case, delivering the proxy as prescribed. The Common Shares represented by the proxy will be voted for or against the Arrangement Resolution in accordance with the instructions of the Shareholder on any ballot that may be called for. If the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.  If no instructions are given, the Common Shares will be voted FOR the Arrangement Resolution.

Non-Registered Shareholders

Only Registered Holders, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. Most Shareholders are “non-registered” holders because the Common Shares they own are not registered in their names, but instead are registered in the name of the brokerage firm, bank or trust company through which they purchased their Common Shares. More particularly, a person is not a Registered Holder in respect of Common Shares which are held on behalf of that person (the “Non-Registered Shareholder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc. (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, Copernic has distributed copies of the Notice of Meeting, this Circular, the form of proxy and the Letter of Transmittal (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)
be given (typically a facsimile, stamped signature) a form of proxy which has already been signed by the Intermediary, which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Copernic as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its designated service company, will constitute voting instructions, (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regularly printed proxy form accompanied by a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Shareholders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Shareholder should strike out the names of the designated proxy holders and insert the Non-Registered Shareholder’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Revocation of a Proxy

A Shareholder executing the enclosed proxy may revoke it at any time before it has been exercised. A Shareholder may revoke a proxy by depositing an instrument in writing to that effect with Copernic at the registered office of the Company, 333 Bay Street, Suite 2400, Bay Adelaide Centre, Box 20, Toronto, Ontario, M5H 2T6, attention to: Alex Nikolic, or with the Transfer Agent, 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1, attention to: Corporate Actions, at any time up to and including the last Business Day preceding the day of the Meeting at which the proxy is to be used, or any adjournment(s) or postponement(s) thereof, or with the Chair of the Meeting prior to its exercise on the day of the Meeting or any adjournment(s) or postponement(s) thereof. Only Registered Holders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must, sufficiently in advance of the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf. Non-Registered Shareholders should seek and carefully follow the instructions of their Intermediary as to how they may revoke their proxy.

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

Unless otherwise specified, proxies in the accompanying form will be voted FOR the Arrangement Resolution.

The form of proxy confers discretionary authority to the chosen proxy holder with respect to any amendment to or variation of matters identified in the Notice of Meeting and other matters, which may arise at the Meeting. At the time of printing this Circular, Copernic knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of

Meeting. However, if other matters, which are not known to the Company, should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Common Shares

As at the Record Date, there were 2,096,913 Common Shares issued and outstanding. Each Common Share entitles the holder thereof to cast one vote at the Meeting.

Restricted Shares

There are no outstanding restricted securities of Copernic nor securities of Copernic that are either indirectly or directly convertible into or exercisable or exchangeable for restricted securities of Copernic.

Record Date

The Company has fixed September 25, 2010 as the record date for the purpose of determining Shareholders entitled to receive the Notice of Meeting. All Shareholders of record on the Record Date will be entitled to vote at the Meeting except to the extent that any such Shareholder has, since the Record Date, transferred any of her or his Common Shares. In such case, a transferee of those Common Shares may produce properly endorsed share certificates, or otherwise establish that she or he owns the Common Shares and provided that she or he has demanded no later than ten (10) days before the Meeting that the Company recognize the transferee as the person entitled to vote the transferred Common Shares, such transferee will be entitled to vote his or her Common Shares at the Meeting.

Beneficial Ownership

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying ten percent (10%) or more of the voting rights attaching to any class of voting securities of the Company, other than Aurora Elsa Arnaiz who holds 282,117 Common Shares, representing approximately 13.5% of the total issued and outstanding Common Shares and RMG/1754/GPD which holds 217,233 Common Shares, representing approximately 10.4% of the total issued and outstanding Common Shares.

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

Background to the Arrangement

In the spring of 2009, Copernic began to consider opportunities outside its current business focus to partner with other entities thereby leveraging its expertise, balance sheet and NASDAQ listing. Potential acquisitions were examined and none were determined suitable.

Although Copernic had previously announced a private placement in November 2009 which was revised as a potential acquisition of a company operating in an unrelated business sector, these opportunities failed to close as Copernic decided to cease any further discussions thereon.

During the first half of 2010, Copernic also engaged the services of consultants to review its desktop search business and determine its long term strategic direction. The Board determined that substantial investments would be required in technology to maintain Copernic’s competitiveness with no certainty that these investments would result in a profitable enterprise, particularly when faced with two formidable well capitalized competitors, namely Google and Microsoft, who embedded desktop search software in their offerings. In addition, substantial unrecorded tax losses carried forward would to reach their maturity dates in the near term and the Board determined that it was important to crystallize these values as soon as possible. It was therefore necessary to find a Canadian company in the software business which could benefit from these losses while leveraging the core search technology through its own product lines and sales channels. It was also desirable that Copernic employees could migrate to this new employer. Following the signing of a confidentiality agreement between Harris and Copernic, discussions started in March 2010 with Harris with respect to a potential transaction which would accomplish these objectives, culminating in the Arrangement Agreement detailed in this Circular.

On July 5, Copernic accepted the Letter of Intent of Harris, providing, among other things, for the terms and conditions of the Arrangement. On August 25, 2010, Copernic, Harris and Comamtech entered into the Arrangement Agreement. See “Arrangement Agreement”.

On April 30, 2010, the Board of Directors engaged ModelCom to assess the fairness to the Shareholders, from a financial point of view, of the consideration being offered to Comamtech by Harris for Copernic. In connection with this mandate, ModelCom provided the Fairness Opinion to the Board of Directors on August 25, 2010 which states that, based on its scope of review and subject to the restrictions, limitation and assumptions contained therein, as of the date of the Fairness Opinion, the consideration being offered to Comamtech by Harris for Copernic is fair, from a financial point of view, to the Shareholders. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See “Background to and Reasons for the Arrangement – Fairness Opinion” and a copy of the Fairness Opinion annexed hereto as Schedule E.

On September 20, 2010, Copernic was advised that the NASDAQ Staff has determined that upon the consummation of the transactions contemplated by the Arrangement, Comamtech will become a “public shell.”  In accordance with NASDAQ listing rules, NASDAQ will, following closing of the Arrangement, deliver written notification that Comamtech Shares will be delisted. See “Principal Legal Matters – Stock Exchange Listing”.

Benefits of the Arrangement

Since the purchase of its desktop search software business in 2005 from another entity then called Copernic Inc., Copernic has not been profitable. Copernic has not been able to proceed with the major capital investments required to remain competitive in this sector. The core technologies which comprise Copernic’s desktop search engine software could be, in management’s view, best exploited by a software developer with other product lines and sales channels and who could use such channels to commercialize the software.

The Arrangement with Harris would permit Copernic to exit the software industry and to monetize (i) its core technologies and (ii) the significant tax-losses carried forward by Copernic.

Pursuant to the Arrangement, the Common Shares outstanding immediately prior to the Arrangement will, ultimately, be exchanged for Comamtech Shares. Shareholders will thereafter be shareholders of Comamtech, a newly incorporated company (currently wholly owned by Copernic), which will be the holder of the Assigned Assets and Assumed Liabilities having a current net fair market value as determined by Copernic of approximately $2,900,000 and will receive an additional injection of working capital in the amount of up to $7,600,000 (subject to adjustments and less the costs incurred in connection with the Arrangement) from the sale of the Copernic New Voting Shares to Harris.

Use of Proceeds by Comamtech following completion of the Arrangement

Upon completion of the Arrangement, current Shareholders will be the shareholders of Comamtech. Comamtech will be the holder of the Assigned Assets and Assumed Liabilities having a current net fair market value as determined by Copernic of approximately $2,900,000, and will receive an additional amount of up to $7,600,000 in working capital (subject to adjustments and less the costs incurred in connection with the Arrangement) from the sale of the Copernic New Voting Shares to Harris.

The purchase price to be paid by Harris to Comamtech for the Copernic New Voting Shares is up to $7,600,000 payable as to $5,700,000 on the Closing Date, with an additional $1,500,000 payable on the 18-month anniversary of the Closing Date and $400,000 payable no later than January 31, 2011, this last payment being subject to reduction in the event that certain net sales revenues and software license benchmarks are not met by Copernic. The initial payment on the Closing Date will be subject to an initial price adjustment whereby it will be decreased on a dollar for dollar basis by the amount that the cash balances of Copernic on the Closing Date are less than $2,500,000. In addition, the purchase price may be increased or decreased based on whether the net tangible assets of Copernic are greater or less than $2,500,000 less the amount by which the cash balances of Copernic are less than $2,500,000 on the Closing Date. See “Share Purchase Agreement”.

Comamtech is currently engaged in discussions in relation with a possible business combination to take place following the completion of the Arrangement, with an entity with an operating business which would effectively, based on the current relative preliminary evaluations of the respective parties, result in a reverse takeover of Comamtech.  In any event, the completion of such business combination shall be conditional and be subject to the consummation of the transactions contemplated by the Arrangement.

Shareholders are cautioned that there are no assurances that such a business combination will be consummated in a timely manner or at all, or that the closing of said business combination will satisfy the listing requirements prescribed by NASDAQ.  If Comamtech is not able to complete a business acquisition within 18 months from the Closing Date then its board of directors shall review its alternatives, which alternatives may include a pay out as a special dividend to its shareholders (subject to applicable Law and subject to any holdbacks pursuant to the Arrangement) of the cash which it holds or to liquidate its assets to its shareholders (subject to the holdbacks pursuant to the Arrangement and any other liabilities required to be held by Comamtech). In this regard, it will seek, at that time all required approvals, including shareholder approval to proceed as described above.

Recommendation of the Board of Directors

The Board of Directors has determined unanimously that the Arrangement is fair, from a financial point of view, to the Shareholders and is in the best interests of Copernic. Accordingly, the Board of Directors has unanimously approved the Arrangement and authorized the presentation of the Arrangement to the Shareholders for approval and unanimously recommends that Shareholders vote in favour of the Arrangement Resolution.

In arriving at its conclusions with respect to these matters, the Board of Directors considered, among other things, the following factors:

(a)	the Fairness Opinion to the effect that, as of August 25, 2010, the consideration to be paid by Harris to Comamtech for Copernic is fair, from a financial point of view, to the Shareholders;

(b)
following the Arrangement, Shareholders (other than Dissenting Shareholders) will hold the Comamtech Shares and Comamtech will be the holder of the Assigned Assets and Assumed Liabilities having a current net fair market value as determined by Copernic of approximately $2,900,000 and will receive an additional injection of working capital of up to $7,600,000 (subject to adjustment and less the costs incurred in connection with the Arrangement) from the sale of the Copernic New Voting Shares to Harris;

(c)
the Arrangement will not be completed unless the Arrangement Resolution receives a favourable vote of not less than two-thirds of the votes cast by the Shareholders present in person or represented by proxy at the Meeting, each Shareholder being entitled to one vote for each Common Share held;

(d)	the Arrangement will become effective only if, after hearing from all interested parties who choose to appear before it, the Court determines that the Arrangement is fair and reasonable;

(e)	the purpose and benefits of the Arrangement as outlined herein;

(f)	the Arrangement does not generally result in negative Canadian federal income tax consequences for Shareholders; and

(g)	pursuant to the Interim Order, Shareholders have Dissent Rights with respect to the Arrangement Resolution and are entitled to be paid the fair value of their Common Shares.

The Board of Directors unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

Fairness Opinion

ModelCom was retained by the Board of Directors to provide an opinion in respect of the fairness to the Shareholders, from a financial point of view, of the consideration to be paid by Harris to Comamtech for Copernic. In consideration for its services in these respects, Copernic agreed to pay ModelCom certain fees, reimburse ModelCom for its out-of-pocket costs and expenses and indemnify ModelCom in respect of certain liabilities. ModelCom has advised the Board of Directors that neither ModelCom nor any of its affiliates or associates is an insider, associate or affiliate of Copernic, Comamtech, Harris or any of their respective associates or affiliates. There are no understandings, agreements or commitments between ModelCom and Copernic, Comamtech, Harris or any of their respective associates or affiliates with respect to any future business dealings. The compensation of ModelCom in connection with the provision of the Fairness Opinion is not contingent in any way on the conclusions reached in the Fairness Opinion or the successful consummation of the Arrangement.

In its Fairness Opinion, ModelCom is of the opinion, based on its scope of review and subject to the restrictions, limitations and assumptions contained therein, that the consideration to be paid by Harris to Comamtech for Copernic is fair, from a financial point of view, to the Shareholders.

A copy of the Fairness Opinion is annexed hereto as Schedule E. The Fairness Opinion is subject to the restrictions, assumptions and limitations contained therein. Shareholders are urged to read the Fairness Opinion in its entirety.

PARTICULARS OF THE ARRANGEMENT

Arrangement Steps

If (i) the Arrangement is approved at the Meeting by the Required Vote, (ii) the Final Order is issued and (iii) the other conditions for the completion of the Arrangement have been satisfied or waived, the Articles of Arrangement will be filed with the Director and, at the Effective Time, the following will occur and will be deemed to occur in the following order without further act or formality:

(a)	the share capital of Copernic shall be amended in order to create the Copernic New Voting Shares and the Copernic New Exchangeable Shares;

(b)	each issued and outstanding Common Share (other than Common Shares which are held by Dissenting Shareholders) shall be exchanged into one Copernic New Exchangeable Share;

(c)	one (1) Copernic New Voting Share shall be issued to Comamtech for a consideration equal to the fair market value of such share;

(d)	the Common Shares (other than Common Shares which are held by Dissenting Shareholders) shall be cancelled from the share capital of Copernic;

(e)
all Common Shares held by Dissenting Shareholders shall be deemed to have been cancelled and cease to be outstanding without any further act or formality and such Dissenting Shareholders shall immediately cease to have any rights as holders of Common Shares other than the right to be paid by Copernic the fair value of their Common Shares;

(f)
with respect to each Common Share exchanged or cancelled, the registered holder thereof shall cease to be the holder of such Common Share and such holder’s name shall be removed from Copernic’s register of Shareholders, as of the Effective Time, and the certificate representing such Common Share shall be deemed to have been cancelled as of the Effective Time and the holder thereof shall be deemed to have executed and delivered all consents, releases, assignments, waivers, statutory or otherwise, required for the cancellation of the Common Share;

(g)	each Copernic New Exchangeable Share shall be exchanged for one Comamtech Share;

(h)	each Copernic New Exchangeable Share then held by Comamtech shall be converted into one Copernic New Voting Share;

(i)	the Copernic New Exchangeable Shares shall be cancelled from the share capital of Copernic;

(j)	Comamtech shall adopt the Comamtech Stock Option Plan which shall become effective;

(k)	each Option shall be exchanged for one Comamtech Option and, following such exchange, all Options shall be cancelled and terminated;

(l)	the Copernic Stock Option Plan shall be terminated;

(m)
all holders of Comamtech Options not employed by Comamtech after the Effective Time shall be deemed to be optionees that have ceased to be employed or retained by Comamtech and shall be treated in accordance with section 6.1 of the Comamtech Stock Option Plan;

(n)
Copernic, Comamtech and Harris shall enter into the Assignment and Assumption Agreement and the Assigned Assets and Assumed Liabilities shall be transferred by Copernic to Comamtech or assumed by Comamtech, as the case may be, on the terms and subject to the conditions set forth in the Assignment and Assumption Agreement; and

(o)
Copernic, Harris and Comamtech shall enter into the Share Purchase Agreement upon which all of the Copernic New Voting Shares shall be transferred by Comamtech to Harris on the terms and subject to the conditions set forth in the Share Purchase Agreement.

The respective obligations of Copernic, Harris and Comamtech to complete the transactions contemplated by the Arrangement are subject to a number of conditions which must be satisfied or waived in order for the Arrangement to become effective. See “Arrangement Agreement”.

Treatment of Options

Pursuant to the Arrangement, Comamtech will adopt the Comamtech Stock Option Plan, which will be identical to the Copernic Stock Option Plan, except for the necessary amendments to reflect the Arrangement.

The Plan of Arrangement provides that the Options will be exchanged for Comamtech Options. The Comamtech Options will entitle the holders thereof to receive, upon the exercise of the Comamtech Options in accordance with the terms thereof, a number of Comamtech Shares equivalent to the number of Common Shares such holders would have been entitled to receive pursuant to the Options and upon substantially the same terms and conditions as the Options. All holders of Comamtech Options not employed by Comamtech after the Effective Time will be deemed to be optionees that have ceased to be employed or retained by Comamtech and shall be treated in accordance with Section 6.1 of the Comamtech Stock Option Plan and be entitled, for a period of thirty (30) days following the Effective Date, to exercise such number of Comamtech Options equal to that number of Options he or she was entitled to exercise on the Effective Date.

Procedure for the Arrangement to Become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to section 182 of the OBCA. The following procedural steps must be taken for the Arrangement to become effective:

(a)
the Arrangement must be approved by not less than two-thirds of the votes cast by the Shareholders present in person or represented by proxy at the Meeting, each Shareholder being entitled to one vote for each Common Share held;

(b)	all conditions set out in the Arrangement Agreement must be satisfied or waived by the appropriate parties;

(c)	the Arrangement must be approved by the Court pursuant to the Final Order; and

(d)	the Articles of Arrangement together with any other required documents must be filed with the Director in the form prescribed by the OBCA.

  Shareholders Approval

Pursuant to the Interim Order, the Arrangement Resolution must be approved by not less than two-thirds of the votes cast by the Shareholders present in person or represented by proxy at the Meeting, each Shareholder being entitled to one vote for each Common Share held, subject to Dissent Rights.

Notwithstanding the foregoing, the Arrangement Resolution authorizes Copernic, subject to the terms of the Arrangement Agreement and the Plan of Arrangement, without further notice to or obtaining the approval of the Shareholders, to amend or terminate any of the Arrangement Agreement, the Plan of Arrangement, the Assignment and Assumption Agreement and the Share Purchase Agreement and decide not to proceed with the Arrangement, at any time prior to the Arrangement becoming effective pursuant to the provisions of the OBCA. See the Arrangement Resolution and the Plan of Arrangement annexed hereto as Schedules A and B, respectively.

Court Approval

On September 27, 2010, Copernic obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. See the Interim Order and the Notice of Application annexed hereto as Schedule C and Schedule D, respectively.

The OBCA provides that the Arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by the Shareholders at the Meeting in the manner required by the Interim Order, Copernic will make application to the Court for the Final Order at the Toronto Courthouse, 330 University Avenue, 8th Floor, Toronto, Ontario, on November 1, 2010 at 10:00 a.m. (EDT) or as soon thereafter as counsel may be heard. Any Shareholder or other interested party desiring to support or oppose the motion with respect to the Arrangement may appear at the hearing in person or by counsel for that purpose, subject to filing with the Court and serving upon Copernic, on or before October 26, 2010, an appearance and complying with certain other procedural requirements. If such appearance is with the view to contest the motion for the Final Order or make representations in relation thereto, the Shareholder or other interested party must serve on Copernic and file in the Court record, on or before October 26, 2010, written representations supported as to the facts by affidavit(s) and exhibit(s), if any, failing which the appearing person shall not be permitted to contest the motion for Final Order or make representations in relation thereto. Service of such notice on Copernic is required to be effected by service upon the attorneys for Copernic, Fasken Martineau DuMoulin LLP, Suite 2400, 333 Bay Street, Bay Adelaide Centre, Box 20, Toronto, Ontario, M5H 2T6, attention: Samuel Rickett.

The Court has broad discretion under the OBCA when making orders with respect to the Arrangement, and the Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to the Shareholders and any other interested party that the Court determines appropriate. The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with the terms and conditions of such approval, if any, as the Court may determine appropriate. Depending on the nature of any required amendments, Copernic or Harris may determine not to proceed with the Arrangement in the event that any amendment ordered by the Court is not satisfactory to either Copernic or Harris, acting reasonably.

The issuance of the Copernic New Exchangeable Shares, the Comamtech Shares and the Comamtech Options pursuant to the Arrangement will not be registered under the 1933 Act and are being issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. The Court will be advised before the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, (i) Comamtech will rely on such Section 3(a)(10) exemption based on the Court’s approval of the Arrangement, and (ii) that the Copernic New Exchangeable Shares, the Comamtech Shares and the Comamtech Options issued pursuant to the Arrangement will not require registration under the 1933 Act.

If (i) the Arrangement is approved by the Shareholders by the Required Vote, (ii) the Final Order is obtained from the Court and (iii) all of the conditions set out in the Arrangement Agreement are satisfied or waived, Copernic intends to cause a copy of the Articles of Arrangement to be filed with the Director, together with such other materials as may be required by the Director.

Timing

If the Meeting is held as scheduled and not adjourned, the Arrangement Resolution is passed and the other applicable conditions are satisfied or waived by the appropriate parties, Copernic will apply to the Court for the Final Order approving the Arrangement on November 1, 2010. If the Final Order is obtained on November 1, 2010 in form and substance satisfactory to Copernic, Comamtech and Harris, and all other conditions to the Arrangement are satisfied or waived, Copernic expects that the Effective Date will occur on or about November 2, 2010. It is not possible, however, to specify when the Effective Date will occur. Copernic or Harris may terminate the Arrangement Agreement in certain circumstances, in which case the Arrangement will not be completed. See “Arrangement Agreement”.

The Arrangement will become effective upon the filing of the Articles of Arrangement with the Director and issuance of the Certificate of Arrangement by the Director.

The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing in respect of the Final Order. Upon the Arrangement becoming effective, Copernic will issue a press release confirming the same.

Intention of Certain Shareholders

Certain of Copernic’s directors who also own Common Shares, namely Claude E. Forget, David Goldman and Irwin Kramer have executed Support and Voting Agreements and have irrevocably committed to vote their Common Shares for the Arrangement Resolution. As of the date of this Circular, Claude E. Forget, David Goldman and Irwin Kramer exercise control or direction over an aggregate of 68,321 Common Shares, representing approximately 3.26% of the issued and outstanding Common Shares.

Interest of Certain Persons or Companies in Matters to be Acted Upon

To the knowledge of the management of Copernic, no person who has been a director or executive officer of the Company since the beginning of the last financial year and/or associate or affiliate of any above-mentioned director or executive officer has any direct or indirect material interest in the form of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed herein, and for (i) Mr. Marc Ferland, President and Chief Executive Officer of Copernic, who is entitled, pursuant to an employment agreement dated June 16, 2010, to a payment of $150,000 to be paid by Copernic upon the completion of the Agreement, and (ii) Mr. Marc Ferland, President and Chief Executive Officer of Copernic, and Mr. Jean-Rock Fournier, Executive Vice-President and Chief Financial Officer of Copernic, who will be employed by Comamtech after the completion of the Arrangement and will, therefore, be treated differently from certain Option holders since their Comamtech Options will not be terminated pursuant to the terms of  the Comamtech Stock Option Plan, and (iii) Mr. David Goldman, Chairman of the Board, whose consulting agreement will be transferred to Comamtech and who will, therefore be treated differently from certain other Option holders since his Comamtech Options will not be terminated pursuant to the terms of  the Comamtech Stock Option Plan. See “Particulars of the Arrangement – Treatment of Options”.

Pursuant to the Arrangement Agreement, the current and former directors and officers of Copernic and the Consolidated Group will benefit from a directors’ and officers’ liability insurance covering claims made prior to or within six years after the Effective Date. Pursuant to the Arrangement Agreement, Copernic covenanted not to terminate, cancel or otherwise reduce such directors’ and officers’ liability insurance coverage.

As at the Record Date, the directors and executive officers of Copernic, as a group, beneficially owned, directly or indirectly, or exercised control or direction over approximately 68,826 Common Shares representing approximately 3.28% of the issued and outstanding Common Shares. Except as disclosed elsewhere in this Circular, all of the Common Shares held by the directors and executive officers of Copernic will be treated in the same manner under the Arrangement as the Common Shares held by other Shareholders.

Effect of the Arrangement

Upon completion of the Arrangement, (i) Harris will be the holder of all the issued and outstanding shares of Copernic, (ii) the Shareholders will have exchanged, through a sequence of steps, each Common Share they hold for one Comamtech Share, (iii) Comamtech will be the holder of the Assigned Assets and Assumed Liabilities having a current net fair market value as determined by Copernic of approximately $2,900,000 and will receive an additional amount of up to $7,600,000 in working capital (subject to adjustments and less the costs incurred in connection with the Arrangement) from the sale of the Copernic New Voting Shares to Harris; and (iv) Comamtech will not be operating a business and will not generate any revenue.  However, there will be costs associated (including legal, accounting and transfer agent fees and expenses) with its status as a public company in the province of Ontario and in the United States relating to statutory reporting requirements.

Options not exercised prior to the Arrangement in accordance with their terms will be exchanged for Comamtech Options and such Options shall be cancelled.

In connection with the Arrangement, Comamtech will become a “reporting issuer” in the Province of Ontario, the jurisdiction in which Copernic is currently a reporting issuer, and will seek to complete a business acquisition in order to satisfy the minimum listing requirements of the NASDAQ. The issuance of the Comamtech Shares pursuant to the Arrangement will not be registered under the 1933 Act and are being issued in reliance upon an exemption from registration provided therein. See “Background to and Reasons for the Arrangement – Use of Proceeds by Comamtech following completion of the Arrangement”.

ARRANGEMENT AGREEMENT

The following is a summary description of the material terms and conditions of the Arrangement Agreement. This summary is qualified in its entirety by the complete text of the Arrangement Agreement, a copy of which is available under Copernic’s profile on the SEDAR web site at www.sedar.com. A copy of the Plan of Arrangement is annexed to the Circular as Schedule B. Shareholders are encouraged to read the Arrangement Agreement and Plan of Arrangement in their entirety.

General

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of each of Copernic and Harris and various conditions precedent, both mutual and in favour of each of Copernic and Harris.

Mutual Conditions Precedent

The respective obligations of Copernic, Comamtech and Harris to consummate the transactions contemplated in the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time as is specified below, of the following conditions:

(a)
the Interim Order shall have been granted in form and content satisfactory to each of Copernic, Harris and Comamtech, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Copernic, Harris and Comamtech, acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been passed at the Meeting by not less than the Required Vote;

(c)
the Final Order shall have been granted in form and content satisfactory to each of Copernic, Harris and Comamtech, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Copernic, Harris and Comamtech, acting reasonably, on appeal or otherwise;

(d)
the Articles of Arrangement shall be in form and substance satisfactory to each of Copernic, Harris and Comamtech, acting reasonably, and be capable of being filed in sufficient time to ensure that the Arrangement may become effective on or prior to the Outside Date;

(e)	all Regulatory Approvals shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated;

(f)
no Governmental Entity shall have enacted, issued, promulgated, applied for (or advised either Copernic or Harris that it has determined to make such application), enforced or entered any Law (whether temporary, preliminary or permanent) that (i) restrains, enjoins or otherwise prohibits consummation of, or dissolves, the Arrangement or the other transactions contemplated by the Arrangement Agreement, the Share Purchase Agreement or the Assignment and Assumption Agreement, or (ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated by the Arrangement Agreement, the Share Purchase Agreement or the Assignment and Assumption Agreement; and

(g)	the Arrangement Agreement shall not have been terminated.

The foregoing conditions are provided in the Arrangement Agreement for the mutual benefit of each of Copernic, Harris and Comamtech and may be asserted by each of Copernic, Harris and Comamtech regardless of the circumstances and may be waived by each of Copernic, Harris and Comamtech, at any time without prejudice to any other rights which they may have.

Conditions to Obligations of Copernic

The obligations of Copernic to consummate the transactions contemplated in the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time as is specified below, of the following conditions:

(a)
all covenants of Harris under the Arrangement Agreement to be performed or complied with on or before the Effective Date shall have been duly performed or complied with by Harris in all material respects, and Copernic shall have received a certificate of Harris, addressed to Copernic and dated the Effective Date, signed on behalf of Harris by two of its senior executive officers (on Harris’ behalf and without personal liability), confirming the same as of the Effective Date after having made reasonable inquiry; and

(b)
the representations and warranties of Harris set forth in the Arrangement Agreement shall be true and correct in all material respects as of the Effective Date, as though made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); provided, however, that any such representation and warranty that is qualified by a reference to materiality shall be true and correct in all respects as of the Effective Date, as though made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and Copernic shall have received a certificate of Harris, addressed to Copernic and dated the Effective Date, signed on behalf of Harris by two of its senior executive officers (on Harris’ behalf and without personal liability), confirming the same as of the Effective Date after having made reasonable inquiry.

Conditions to Obligations of Harris

The obligations of Harris to consummate the transactions contemplated in the Arrangement Agreement are subject to the satisfaction, on or before the Effective Date or such other time as is specified below, of the following conditions:

(a)
all covenants of Copernic under the Arrangement Agreement to be performed or complied with on or before the Effective Date shall have been duly performed or complied with by Copernic in all material respects, and Harris shall have received a certificate of Copernic, addressed to Harris and dated the Effective Date, signed on behalf of Copernic by two senior executive officers of Copernic (on Copernic’s behalf and without personal liability), confirming the same as at the Effective Date after having made reasonable inquiry;

(b)
the representations and warranties of Copernic set forth in the Arrangement Agreement and the Share Purchase Agreement shall be true and correct in all material respects as of the Effective Date, as though made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); provided, however, that any such representation and warranty that is qualified by a reference to materiality or Material Adverse Effect shall be true and correct in all respects as of the Effective Date, as though made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and Harris shall have received a certificate of Copernic, addressed to Harris and dated the Effective Date, signed on behalf of Copernic by two senior executive officers of Copernic (on Copernic’s behalf and without personal liability), confirming the same as at the Effective Date after having made reasonable inquiry;

(c)
Harris shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings made on or prior to the date of the Arrangement Agreement in relation to all matters covered in earlier filings) in the Corporation Public Documents;

(d)
neither Comamtech nor any member of the Consolidated Group shall have entered into or announced its intention to enter into any Post-Arrangement Transaction Proposal that could reasonably be expected to impair or delay in any manner whatsoever the completion of the Arrangement and any of the transactions contemplated thereby or otherwise affect the Arrangement or any of the transactions contemplated thereby;

(e)
neither Comamtech nor any member of the Consolidated Group shall have completed a Post-Arrangement Transaction Proposal prior to the completion of the Arrangement and all transactions contemplated thereby;

(f)	between August 25, 2010 and the Effective Time, there shall not have occurred a Material Adverse Effect;

(g)
the aggregate number of Common Shares held, directly or indirectly, by the Shareholders who have validly exercised Dissent Rights in connection with the Arrangement shall not exceed 10% of the outstanding Common Shares as of the Effective Date;

(h)	Harris shall have received resignations and mutual releases, in the form settled between Copernic and Harris, from the directors and executive officers of the members of the Consolidated Group;

(i)
except for the Permitted Encumbrances, there shall be no security registrations against Copernic under the Register of personal and movable real rights (Québec) or other security registration legislation in other jurisdictions, with the exception of registrations relating to specific goods which, for greater certainty, excludes registrations relating to equipment or other categories of personal property where no specific good is listed, or such other arrangements shall have been made with respect to the discharge of such security registrations as are satisfactory to Harris;

(j)	Harris shall have received from Copernic all of the information and documents set forth in Schedule 6.2(j) of the Disclosure Letter;

(k)	the Share Purchase Agreement shall have been duly executed by Copernic, Harris and Comamtech;

(l)	the Assignment and Assumption Agreement shall have been duly executed by Copernic and Comamtech;

(m)	the Support and Voting Agreements shall not have been terminated;

(n)	the Confidentiality, Non-Competition and Non-Solicitation Agreement shall have been duly executed by Copernic, Harris and Comamtech; and

(o)	the Plan of Arrangement shall not have been modified or amended in a manner adverse to Harris without Harris’s consent.

The foregoing conditions are provided in the Arrangement Agreement for the exclusive benefit of Harris and may be asserted by Harris regardless of the circumstances or may be waived by Harris, at any time without prejudice to any other rights Harris may have.
Covenants Regarding Non-Solicitation and Right to Match

Pursuant to section 7.1 of the Arrangement Agreement, Copernic agreed to certain non-solicitation covenants and granted a right to match to Harris as follows:

(a)
Copernic shall immediately cease and cause to be terminated all existing discussions and negotiations (including through any advisors or other parties on its behalf), with any parties (other than Harris and any of its representatives) conducted before the date of the Arrangement Agreement with respect to any proposal that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal. Copernic shall not modify, or release any third party from, any existing confidentiality agreement (including, for greater certainty, any existing standstill provisions). Copernic shall discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request and exercise all rights it has to require (i) the return or destruction of all confidential information provided to any third parties who have entered into a confidentiality agreement with Copernic relating to an Acquisition Proposal and (ii) the destruction of all material including or incorporating or otherwise reflecting any confidential information regarding Copernic provided to such third parties, and shall use all reasonable commercial efforts to ensure that such requests are honoured. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in section 7.1(a) of the Arrangement Agreement by Copernic or its officers, directors, employees, representatives and agents shall be deemed to be a breach of section 7.1(a) by Copernic.

(b)
Copernic shall not, directly or indirectly, do, or authorize or permit any of its officers, directors or employees or any financial advisor, expert, agent or other representative retained by it to do, any of the following:

(i)
solicit, assist, initiate, encourage or in any way facilitate (including by way of furnishing information, or entering into any form of written or oral agreement, arrangement or understanding) any Acquisition Proposal or inquiries, proposals or offers regarding an Acquisition Proposal;

(ii)
enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii)
waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidentiality agreements, including any “standstill provisions” thereunder; or

(iv)
accept, recommend, approve, agree to, endorse, or propose publicly to accept, recommend, approve, agree to, or endorse any Acquisition Proposal or agreement in respect thereto; provided, however, that notwithstanding any other provision of the Arrangement Agreement, Copernic and its officers, directors, employees and advisors or other representatives may prior to the Meeting:

(v)
enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Arrangement Agreement, by Copernic or any of its officers, directors or employees or any financial advisor, expert, agent or other representative retained by it) seeks to initiate such discussions or negotiations with Copernic that does not result from a breach of section 7.1 of the Arrangement Agreement and, subject to execution of a confidentiality and standstill agreement substantially similar to the confidentiality agreement dated March 16, 2010 entered into between Copernic and Harris (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Harris as set out below), may furnish to such third party information concerning Copernic and its business, properties and assets, in each case if, and only to the extent that:

(A)	the third party has first made a written bona fide Acquisition Proposal which is a Superior Proposal; and

(B)
prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, Copernic provides prompt notice to Harris to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person together with a copy of the confidentiality agreement referenced above and, if not previously provided to Harris, copies of all information provided to such third party concurrently with the provision of such information to such third party; and

(vi)
accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the Board shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement as contemplated by section 7.1(d) of the Arrangement Agreement and after receiving the written advice of outside counsel, that the taking of such action is necessary for the Board in the discharge of its fiduciary duties under applicable Laws and Copernic complies with its obligations set forth in section 7.1(d) of the Arrangement Agreement and terminates the Arrangement Agreement in accordance with its section 7.3(a)(iv) and concurrently therewith pays a termination fee of $500,000 to Harris.

(c)
Copernic shall promptly (and in any event within 24 hours of receipt thereof) notify Harris (at first orally and then in writing) of any Acquisition Proposal or of any inquiries, offers, proposals or requests with respect to any Acquisition Proposal (or, in each case, any amendment thereto) or any request for non-public information relating to any member of the Consolidated Group or their respective assets, or any amendments to the foregoing. Such notice shall include a copy of any written Acquisition Proposal (and any amendment thereto) which has been received or, if no written Acquisition Proposal has been received, a description of the material terms and conditions of, and the identity of the person making any inquiry, proposal, offer or request. Copernic shall also provide such further and other details of the Acquisition Proposal or of the inquiry, offer, proposal or request in respect of an Acquisition Proposal, or any amendment thereto, as Harris may reasonably request. Copernic shall keep Harris promptly and fully informed of the status, including any change to material terms, of any Acquisition Proposal or of any inquiries, offers, proposals or requests with respect to any Acquisition Proposal, or any amendment thereto, shall respond promptly to all inquiries by Harris with respect thereto, and shall provide Harris copies of all material correspondence and other written material sent to or provided to Copernic by any person in connection with such inquiry, proposal, offer or request or sent or provided by Copernic to any person in connection with such inquiry, proposal, offer or request, and all other information reasonably requested by Harris in respect thereto.

(d)
Copernic shall give Harris, orally and in writing, at least two Business Days advance notice of any decision by the Board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, shall set out the Board’s reasonable determination of the financial value of the consideration offered by such third party to the Shareholders under such Superior Proposal, which notice shall confirm that the Board has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and provide a copy thereof and any amendments thereto to Harris. During the two Business Day period commencing on the delivery of such notice, Copernic agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such two Business Day period, Copernic shall, and shall cause its financial and legal advisors to, negotiate in good faith with Harris and its financial and legal advisors to make such adjustments in the terms and conditions of the Arrangement Agreement and the Arrangement as would enable Harris to proceed with the Arrangement as amended rather than the Superior Proposal. In the event Harris proposes to amend the Arrangement Agreement and the Arrangement such that the Superior Proposal ceases to be a Superior Proposal and so advises the Board prior to the expiry of such two Business Day period, the Board shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal, shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

Representations and Warranties

The Arrangement Agreement contains various representations and warranties of and with respect to the Company. These representations and warranties relate to, among other things: the approval of the Board; valid incorporation and organisation, corporate authority and binding obligation; authorization and compliance with constating documents, agreements and Laws; compliance with securities Laws; absence of other purchase agreements; absence of shareholders rights plan; compliance with Laws; approvals and consents; absence of broker; enforceability of obligations; and absence of claims.

The Arrangement Agreement also contains various representations and warranties of and with respect to Harris. These representations and warranties relate to, among other things: corporate authority and binding obligation; compliance with constating documents, agreements, and Laws; sufficiency of financing; absence of claims; sophisticated purchaser; and access to management and records; and absence of broker.
Termination of the Arrangement Agreement

Section 8.2 of the Arrangement Agreement provides that the Arrangement Agreement may be terminated at any time prior to the Effective Time:

(a)	by mutual written consent of Harris and Copernic;

(b)
if any of the conditions precedent set forth in the Arrangement Agreement are not complied with or waived by the party for whose benefit such conditions are provided, on or before the date required for their performance; provided that the terminating party is not in material default of its representations, warranties, covenants or other agreements under the Arrangement Agreement;

(c)	by Harris upon the occurrence of a Purchaser Damages Event;

(d)
by Harris if the Required Vote is not obtained at the Meeting (or at any adjournment or postponement thereof), or if the Effective Date has not occurred on or prior to the Outside Date by failure of Copernic to fulfill any of its obligations under the Arrangement Agreement;

(e)
by Copernic if the Board or any committees of the Board accepts, recommends, approves or enters into an agreement, understanding or letter of intent to implement a Superior Proposal, in accordance with the terms and conditions of the Arrangement Agreement and provided (i) Copernic has complied with its obligations under the Arrangement Agreement to offer to Harris a right to match such Superior Proposal and (ii) Copernic pays to Harris a termination fee of $500,000; and

(f)
by either Harris or Copernic if the Effective Date does not occur on or prior to the Outside Date, except that such right to terminate the Arrangement Agreement shall not be available to any party whose failure to fulfill any of its obligations has been a principal cause of, or resulted in, the failure of the Effective Date to occur on or prior to the Outside Date.

If the Arrangement Agreement is terminated in the above circumstances, it will forthwith become void and neither Copernic, Harris nor Comamtech will have any liability or further obligation to the other party thereunder, except as provided in the Arrangement Agreement.

Expenses and Termination Fees

In the event of the termination of the Arrangement Agreement upon the occurrence of a Purchaser Damages Event, Copernic shall pay to Harris a termination fee of $500,000 within two Business Days after the first to occur of the Purchaser Damages Events.

In the event of the termination of the Arrangement Agreement upon the occurrence of a Copernic Damages Event, Harris shall pay to Copernic a reverse termination fee of $500,000 within two Business Days after the first to occur of the Copernic Damages Events.

If the Required Vote is not obtained at the Meeting (or at any adjournment or postponement thereof), then, in the event of the termination of the Arrangement Agreement, Copernic shall pay to Harris (or to whom Harris may direct) the documented legal fees and associated expenses of Harris incurred in connection with the transactions contemplated under the Arrangement Agreement within two Business Days after receipt by Copernic of an invoice evidencing such legal fees and associated expenses that is acceptable to Copernic, acting reasonably.

If the Effective Date has not occurred on or prior to the Outside Date by failure of Copernic to fulfill any of its obligations under the Arrangement Agreement, Copernic shall pay to Harris (or to whom Harris may direct) an amount equal to 50% of the documented legal fees and associated expenses of Harris incurred in connection with the transactions contemplated under the Arrangement Agreement within two Business Days after receipt by Copernic of an invoice evidencing such legal fees and associated expenses that is acceptable to Copernic, acting reasonably.

Each of the parties has agreed that, except as set forth below, all costs and expenses incurred in connection with the Arrangement Agreement will be paid by the party incurring such cost or expense; provided, however, that, in all circumstances, Copernic shall pay to Harris 50% of the documented legal fees and associated expenses of Harris incurred in connection with the transactions contemplated thereby, up to a maximum of $75,000 within two Business Days after receipt by Copernic of an invoice evidencing such legal fees and associated expenses that is acceptable to Copernic, acting reasonably.

The expenses incurred by Copernic for the purposes of the Arrangement, including professional and advisory fees, expenses related to the preparation and printing of this Circular and the holding of the Meeting, which are estimated to be $700,000, will be assumed by Copernic.

SUPPORT AND VOTING AGREEMENTS

Certain of Copernic’s directors who also hold Common Shares, namely Claude E. Forget, David Goldman and Irwin Kramer, have entered into Support and Voting Agreements with Harris and have irrevocably committed to vote their Common Shares in favour of the Arrangement Resolution. As of the date of this Circular, Claude E. Forget, David Goldman and Irwin Kramer (collectively, the “Supporting Shareholders”) exercise control or direction over an aggregate of 68,321 Common Shares, representing approximately 3.26% of the issued and outstanding Common Shares.

The following is a summary description of the material terms and conditions of the Support and Voting Agreements. This summary is qualified in its entirety by the complete text of the Support and Voting Agreements, a copy of which is available under Copernic’s profile on the SEDAR web site at www.sedar.com.

Covenants of the Supporting Shareholders

Under the Support and Voting Agreements, each Supporting Shareholder, in his capacity of Shareholder and not in his capacity as an officer or director of Copernic, has irrevocably covenanted and agreed in favour of Harris that, during the period commencing on August 25, 2010 and continuing until the date the Arrangement Agreement is terminated, to the following:

(a)
to cause his Common Shares to be counted as present for purposes of establishing a quorum and to vote or to cause to be voted his Common Shares, and any other Common Shares directly or indirectly acquired by or issued to him (including without limitation any Common Shares issued upon exercise of Options), if any, in favour of the Arrangement and any other matter necessary for the consumption of the Arrangement at the Meeting;

(b)	if requested by Harris, acting reasonably, to deliver or to cause to be delivered to Copernic duly executed proxies in Harris’ favour voting in favour of the Arrangement;

(c)
if Harris concludes that it is necessary or desirable to proceed with a form of transaction other than pursuant to the Arrangement Agreement (including, without limitation, a take-over bid) whereby Harris and/or any of its affiliates would effectively acquire all of the Common Shares on economic terms and conditions having consequences to the Supporting Shareholder that are substantially equivalent to or better than those contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), provided that Harris makes available such Alternative Transaction to each Shareholder on economic terms and conditions that are equivalent to those provided to the Supporting Shareholder, the Supporting Shareholder agrees to support the completion of the Alternative Transaction in the same manner as the Arrangement Agreement, including, in the case of a take-over bid, by causing all of his Common Shares to be validly tendered in acceptance of such take-over bid together with the Letter of Transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw his Common Shares from such take-over bid;

(d)	not to exercise any Dissent Rights;

(e)
except in his capacity as an officer or director of Copernic, to the extent permitted by the Arrangement Agreement, not to take any action which may in any way adversely affect the success of, or delay or interfere with the completion of the transactions contemplated by, the Arrangement;

(f)
except in his capacity as an officer or director of Copernic, to the extent permitted by the Arrangement Agreement, not to, directly or indirectly, make or participate in or take any action that may result in an Acquisition Proposal, or engage in any discussion, negotiation or inquiries relating thereto or accept any Acquisition Proposal;

(g)
to vote or to cause to be voted his Common Shares, and any other Common Shares directly or indirectly acquired by or issued to him (including without limitation any Common Shares issued upon exercise of Options), if any, against any Acquisition Proposal and any other matter necessary for the completion of an Acquisition Proposal at the meeting of Shareholders held to consider it;

(h)
not to, directly or indirectly, without Harris’ prior written consent, (i) sell, transfer, grant a participation interest in, option, hypothecate, grant a security interest in, pledge, assign or otherwise convey or encumber any of his Common Shares or any interest therein, (ii) grant any proxies or power of attorney, deposit any of his Common Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to his Common Shares, or (iii) enter into an agreement, option or other arrangement to do any of the foregoing;

(i)
to promptly notify Harris of the amount of any new Common Shares acquired by the Supporting Shareholder, if any. Any such Common Shares shall be subject to the terms of such Support and Voting Agreement; and

(j)
execute and deliver, from time to time, or cause to be executed and delivered, such additional or further consents, documents and other instruments and take all such other action that is necessary or as Harris may reasonably request for the purpose of giving effect to or carrying out the undertakings and transactions contemplated by such Support and Voting Agreement.

Representations and Warranties

The Support and Voting Agreements contains customary representations and warranties of each of the Supporting Shareholders. These representations and warranties relate to, among other things: the power and authority of the Supporting Shareholder, the enforceability and binding nature of the obligations, title to the Common Shares, the absence of claims and the absence of other agreements, options, rights or privileges.

ASSIGNMENT AND ASSUMPTION AGREEMENT

The following is a summary of certain provisions of the Assignment and Assumption Agreement. This summary is qualified in its entirety by reference to the complete text of the draft Assignment and Assumption Agreement, which is annexed as Schedule D to the Arrangement Agreement filed by Copernic on SEDAR at www.sedar.com. The definitive Assignment and Assumption Agreement will be filed by Copernic and Comamtech on SEDAR at www.sedar.com following the Effective Date.

Pursuant to the Plan of Arrangement, on the Effective Date, Copernic, Comamtech and Harris shall enter into the Assignment and Assumption Agreement pursuant to which Copernic shall transfer, sell, convey, assign and deliver to Comamtech the Assigned Assets (as defined in the Assignment and Assumption Agreement) and Comamtech shall perform, satisfy and discharge the Assumed Liabilities (as defined in the Assignment and Assumption Agreement), upon the terms and subject to the conditions set out therein.

Upon completion of the Arrangement, Comamtech will own and be subject to the Assigned Assets and Assumed Liabilities, having a current net fair market value as determined by Copernic of approximately $2,900,000.

The Assigned Assets and Assumed Liabilities include, among other things: the deposit made to Wireless Age Communications Inc. in connection with a letter of intent dated January 13, 2010; the balance of purchase price under the Asset Purchase Agreement entered into between Copernic and Empresario, Inc. as of May 14, 2009;  all of the equity interest currently held by Copernic in Mamma.com USA, Inc., Technologies LTRIM Inc., Tri-Link Technologies Inc. and Newlook Industries Corp.; all the agreements entered into by Copernic with Empresario Inc., 2208270 Ontario Limited, Newlook Industries Inc., and Wireless Age Communications, Inc.; and various other insurance and non material supplier agreements.

SHARE PURCHASE AGREEMENT

The following is a summary of certain provisions of the Share Purchase Agreement. This summary is qualified in its entirety by reference to the complete text of the draft Share Purchase Agreement, which is annexed as Schedule C to the Arrangement Agreement filed by Copernic on SEDAR at www.sedar.com, as amended as described below.  The definitive Share Purchase Agreement will be filed by Copernic and Comamtech on SEDAR at www.sedar.com following the Effective Date.

Pursuant to the terms of the Plan of Arrangement, on the Effective Date, Copernic, Comamtech and Harris will enter into the Share Purchase Agreement which sets out the terms and conditions relating to the acquisition by Harris of all the then issued and outstanding shares of Copernic then held by Comamtech.

Purchase Price

The purchase price to be paid by Harris to Comamtech for the shares of Copernic is equal to $7,600,000 payable as to $5,700,000 on the Closing Date, with an additional $1,500,000 payable on the 18-month anniversary of the Closing Date and $400,000 payable no later than January 31, 2011 (the “Deferred Payment”) (such $400,000 representing the maximum aggregate amount of the earn out initially contemplated by the Share Purchase Agreement, which amount will now be paid as the Deferred Payment). The initial payment on the Closing Date will be subject to an initial price adjustment whereby it will be decreased on a dollar for dollar basis by the amount that the cash balances of Copernic on the Closing Date are less than $2,500,000.  The Deferred Payment shall be reduced on a dollar-for-dollar basis by which certain net sales revenues and software license bench marks are not met by Copernic.

Furthermore, the Share Purchase Agreement provides for post-closing adjustments to the purchase price based on whether the net tangible assets of Copernic are greater than or less than $2,500,000, which threshold will be decreased if the cash balances of Copernic are less than $2,500,000 on the Closing Date.  If the Net Tangible Assets (as defined in the Share Purchase Agreement) of Copernic are greater than $2,500,000 (less the amount, if any, by which the cash balances of Copernic are less than $2,500,000 on the Closing Date), then, subject to the right of set-off provided in the Share Purchase Agreement, Harris shall pay to Comamtech an amount equal to the amount by which the Net Tangible Assets exceed $2,500,000 (less the amount, if any, by which the cash balances of Copernic are less than $2,500,000 on the Closing Date) and the purchase price shall be increased by such amount.

If the Net Tangible Assets are less than $2,500,000 (less the amount, if any, by which the cash balances of Copernic are less than $2,500,000 on the Closing Date), Comamtech shall pay to Harris an amount equal to the amount by which the Net Tangible Assets are less than $2,500,000 (less the amount, if any, by which the cash balances of Copernic are less than $2,500,000 on the Closing Date) and the purchase price shall be reduced by such amount.

Sources of Funds

Pursuant to the Share Purchase Agreement, an aggregate amount of approximately $7,600,000 will be required to fund the purchase price paid by Harris to Comamtech. Under the Arrangement Agreement, Harris represented to Copernic that it will have at the Effective Time current assets and available credit facilities or commitments sufficient to fund (i) the cash consideration payable by Harris to Comamtech pursuant to the Share Purchase Agreement, and (ii) the other amounts required to be funded under the Arrangement Agreement.

Representations and Warranties

The Share Purchase Agreement contains various representations and warranties of Comamtech with respect to Comamtech and Copernic. These representations and warranties relate to, among other things: validity of title; absence of options and other agreements; corporate authority; binding nature of the obligations; required consents; absence of insolvency procedures; valid incorporation and organization; description of share capital; absence of other commitments on securities; absence of other subsidiaries and affiliates; financial information; intellectual property matters; identification of customer licenses and other agreements; identification of licensed technology; status of the accounts receivable; absence of liabilities; absence of prior transactions; tax matters; absence of change; conduct of business; ownership of assets; owned real property and leased premises; identification of material contracts, agreements and commitments; warranty; absence of non-arm’s length transactions; employment matters; absence of litigation; privacy laws matters; compliance with privacy laws; insurance matters; books and records; environmental matters; identification of loans; identification of bank accounts; absence of powers of attorney; absence of brokers; and accuracy of information and full disclosure.

The Share Purchase Agreement also contains various representations and warranties of Harris with respect to Harris. These representations and warranties relate to, among other things: valid incorporation and organization; corporate authority; binding nature of the obligations; absence of conflict; absence of brokers; investment intention; and required consents.

The representations and warranties of Comamtech with respect to: validity of title; absence of options and other agreements; intellectual property matters; software; identification of customer licenses and other agreements; identification of licensed technology; tax matters; identification of material contracts, agreements and commitments and litigation matters, will survive the completion of the transactions contemplated by the Share Purchase Agreement and will continue in full force and effect for the benefit of Harris for a period of 18 months after the Closing Date.

The representations and warranties of Harris will also survive the completion of the transactions contemplated by the Share Purchase Agreement and will continue in full force and effect for the benefit of Comamtech for a period of 18 months after the Closing Date.

Indemnification Provisions

The Share Purchase Agreement provides that Comamtech shall indemnify, save and hold harmless, discharge and release Copernic and Harris from and against any and all damages suffered by, imposed upon or asserted against Harris or Copernic as a result of, in respect of, connected with, based on, or arising out of, under or pursuant to certain events, including any inaccuracy in any representation or warranty made by Comamtech or any breach of any covenant of Comamtech set forth in the Share Purchase Agreement. The indemnification obligations of Comamtech are however limited and shall in no event exceed $1,500,000, in the aggregate, except where there has been fraud or a fraudulent misrepresentation by Comamtech.

Likewise, the Share Purchase Agreement provides that Harris shall indemnify, save and hold harmless, discharge and release Comamtech from and against any and all damages suffered by, imposed upon or asserted against Comamtech as a result of, in respect of, connected with, based on, or arising out of, under or pursuant to certain events, including any inaccuracy in any representation or warranty made by Harris or any breach of any covenant of Harris set forth in the Share Purchase Agreement. The indemnification obligations of Harris are however limited and shall in no event exceed $1,500,000, in the aggregate, except where there has been fraud or a fraudulent misrepresentation by Comamtech.

CONFIDENTIALITY, NON-COMPETITION AND NON-SOLICITATION AGREEMENT

The following is a summary of certain provisions of the Confidentiality, Non-Competition and Non-Solicitation Agreement. This summary is qualified in its entirety by reference to the complete text of the draft Confidentiality, Non-Competition and Non-Solicitation Agreement, which is annexed as Schedule E to the Arrangement Agreement filed by Copernic on SEDAR at www.sedar.com. The definitive Confidentiality, Non-Competition and Non-Solicitation Agreement will be filed by Copernic and Comamtech on SEDAR at www.sedar.com following the Effective Date.

Pursuant to the Arrangement Agreement, on the Closing Date, Copernic, Comamtech and Harris shall enter into a Confidentiality, Non-Competition and Non-Solicitation Agreement, pursuant to which Comamtech agrees, for a period of five (5) years beginning on the Closing Date (the “Non-Competition Period”), not to, directly or indirectly, either alone or in conjunction with any other person, carry on, have any financial or other interest in, advise, lend money to, or guarantee the obligations of, any business carried on in Canada, the United States or Europe which is the same or substantially similar to, or which competes with, all or any part of the business of developing, marketing and selling home and business desktop search software products and solutions carried on by Copernic (the “Business”).

The Confidentiality, Non-Competition and Non-Solicitation Agreement also contains (a) non-solicitation provisions preventing Comamtech during the Non-Competition Period, from, among other things, (i) soliciting any customer or supplier of Copernic; (ii) soliciting, inducing or influencing any customer or supplier of the Business to discontinue or reduce the extent of the relationship they may have with Copernic, Harris or any of their respective affiliates; or (iii) recruiting, soliciting, employing or offering to employ any employee of Harris or Copernic engaged in the Business; and (b) confidentiality provisions preventing Comamtech from disclosing, divulging or communicating or allowing any other person to disclose, divulge or communicate, to any person, or utilizing or allowing the use of any confidential or proprietary information of Corpernic, Harris or any of their respective affiliates, for its personal benefit or for the benefit or any third party.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES

The following summary describes, as of the date of this Circular, the principal Canadian federal income tax considerations generally applicable under the ITA and the regulations thereunder in respect of the Arrangement applicable to Shareholders who (i) hold their Common Shares and will acquire, pursuant to the Arrangement, Comamtech Shares as capital property for the purposes of the ITA, (ii) at all material times deal at arm’s length with, and are not “persons affiliated” with, either Copernic or Comamtech for the purposes of the ITA, and (iii) will not, either alone or together with any person or persons with whom the holder does not deal at arm’s length, control or beneficially own shares having a fair market value in excess of 50% of the fair market value of all outstanding shares of Comamtech.

Generally, Common Shares and Comamtech Shares will be considered to be capital property to a Shareholder provided such Shareholder does not own such shares in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Shareholders who might not otherwise be considered to hold any such shares as capital property may be entitled to have them treated as capital property in certain circumstances by making the irrevocable election permitted under subsection 39(4) of the ITA.

This summary is not applicable to a Shareholder that is a “financial institution” (as defined in the ITA for the purposes of the “mark-to-market” rules), a “specified financial institution”, or a Shareholder an interest in which would be a “tax shelter investment” (as such terms are defined in the ITA). Any such Shareholder should consult its own tax advisor with regard to its income tax consequences.

This summary is of a general nature only. It is based upon the facts set out in the Circular, upon the current provisions of the ITA in force as of the date of this Circular and counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (“CRA”). The summary takes into account all specific proposals to amend the ITA which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of the Circular (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. There can be no assurance that any of the Proposed Amendments will be implemented in their current form or at all. The summary otherwise does not take into account or anticipate any changes in law, whether by legislative, regulatory or judicial decision or action which may affect adversely any income tax consequences described herein and does not take into account provincial, territorial or foreign tax considerations, which may differ significantly from those described herein, unless otherwise indicated.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the transactions contemplated by the Plan of Arrangement or to the holding of Common Shares or Comamtech Shares. Furthermore, the income and other tax considerations will vary depending on the Shareholder’s particular circumstances, including, without limitation (i) whether or not the particular Shareholder is, or is deemed to be, resident in Canada and (ii) the province or provinces, if any, in which the Shareholder resides or carries on business. Accordingly, the summary is of a general nature only and is not intended to be legal or tax advice to any Shareholder. Shareholders should consult their own tax advisors for advice with respect to the tax consequences of these transactions based on their particular circumstances.

Shareholders who are Resident of Canada

The following section of the summary is applicable to a Shareholder who, for the purpose of the ITA and any applicable income tax treaty, is or is deemed to be a resident of Canada at all relevant times.

Exchange of Common Shares for Copernic New Exchangeable Shares

The Arrangement provides that each Shareholder will exchange its Common Shares into Copernic New Exchangeable Shares. Each Shareholder will be deemed not to dispose of its Common Shares and the adjusted cost base of the Copernic New Exchangeable Shares will be equal to the adjusted cost base of the Common Shares.

Exchange of Copernic New Exchangeable Shares for Comamtech Shares

The Arrangement provides that each Shareholder will exchange its Copernic New Exchangeable Shares with Comamtech for Comamtech Shares. Each Shareholder generally will be deemed to have disposed of its Copernic New Exchangeable Shares, for proceeds equal to their adjusted cost base to such Shareholder. As a result, neither a capital gain nor a capital loss will arise. The adjusted cost base of the Copernic New Exchangeable Shares to the Shareholder will become the adjusted cost base of the Comamtech Shares acquired by such Shareholder.

Where there is an accruing capital gain or loss in respect of the Copernic New Exchangeable Shares to the Shareholder, such Shareholder may file its return of income for the year of disposition and include in computing any portion of, or all of, the accruing capital gain or loss. Such a Shareholder should consult its own income tax advisor to determine whether it would be appropriate to file its income tax return in such a manner.

Shareholders who are Residents of the United States

The following section of the summary is applicable to a Shareholder who, for the purposes of the ITA and the Canada-United States Income Tax Convention (“Tax Treaty”), at all relevant times: (i) is a resident of the United States; (ii) is not, and is not deemed to be, a resident of Canada; (iii) does not, and is not deemed to, use or hold the Common Shares in the course of carrying on a business in Canada; and (iv) is not a foreign affiliate of a taxpayer resident in Canada for the purpose of the ITA and any applicable income tax treaty (“United States Holder”).

The transfer of the Common Shares will not be a taxable transaction for purposes of the ITA. Exceptionally, if the Common Shares constitute “taxable Canadian property” (as defined by the ITA) to a United States Holder, at the Effective Time, the United States Holder will be required to file a Canadian income tax return reporting the disposition of such shares even though such transfer is unlikely to be subject to Canadian tax. Neither the Common Shares will be “taxable Canadian property” to a United States Holder except in unusual circumstances. If the Common Shares constitutes “taxable Canadian property”, as such term is defined in the ITA, to the United States resident Shareholder, the Shareholder should consult its tax advisor.

Exchange of Options for Comamtech Options

Subject to the qualifications and assumptions contained herein, the following portion of this summary is applicable to holders of Options who: (i) are resident or deemed to be resident in Canada for the purpose of the ITA and any applicable income tax treaty, at all relevant times; (ii) deal at arm’s length with, and are not and will not be affiliated with, any of Copernic, Comamtech or Harris; (iii) are current or former employees or directors of Copernic (or any subsidiary); (iv) received their Options in respect of, in the course of, or by virtue of, such employment or in consideration for the services performed by them as directors, as the case may be; and (v) received their Options at a time when Copernic was not a “Canadian-controlled private corporation” within the meaning of the ITA (each, an “Optionholder”).

The terms of the Arrangement provide that Options that are not exercised prior to the Effective Time will be exchanged for Comamtech Options. An Option holder who exchanges an Option for a Comamtech Option will not be considered to have disposed of the Option. The Comamtech Option will be deemed to be the same as, and a continuation of, the Option, provided that the only consideration received by the Option holder on the exchange is a Comamtech Option, and that: (i) the total value of the Comamtech Shares that the Option holder is entitled to acquire under the Comamtech Stock Option Plan immediately after the exchange (in excess of the total amount payable by the Option holder to acquire the Comamtech Shares thereunder) is not greater than (ii) the total value of the Common Shares that the Option holder was entitled to acquire under the Copernic Stock Option Plan immediately before the exchange (in excess of the amount payable by the holder to acquire the Common Shares thereunder).

CERTAIN UNITED STATES INCOME TAX CONSEQUENCES

Shareholders should be aware that the Arrangement and the ownership of securities of Comamtech may have tax consequences in the United States that are not described in this Circular. Shareholders that are subject to United States taxation should consult their own tax advisors concerning the United States federal, state and local income tax consequences of such matters.

PROCEDURE TO SURRENDER CERTIFICATES

General

Pursuant to the Arrangement, from and after the Effective Time, the certificates formerly representing Common Shares shall represent only the right to receive Comamtech Shares to which former holders of Common Shares are entitled pursuant to the Plan of Arrangement. If the Plan of Arrangement is approved, the Shareholders will be required to surrender such certificates to the Depositary and, upon such surrender, will receive the Comamtech Shares to which they are entitled pursuant to the Plan of Arrangement.

A Letter of Transmittal for the surrender of certificates representing Common Shares is enclosed with this Circular. The Letter of Transmittal contains complete instructions on how the Shareholders are to exchange their certificates representing Common Shares for Comamtech Shares. Registered Holders (other than Dissenting Shareholders) should read and follow the instructions in the Letter of Transmittal. The Letter of Transmittal, when properly completed, signed and delivered to the Depositary together with a certificate or certificates representing Common Shares and all other required documents, will enable Shareholders (other than Dissenting Shareholders) to obtain the Comamtech Shares to which they are entitled under the Arrangement. The Shareholders whose Common Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Common Shares.

Shareholders shall not receive Comamtech Shares or any dividends or other distributions which may be declared thereon after the Effective Date until they submit the certificates for their Common Shares to the Depositary along with a duly completed Letter of Transmittal. All dividends or other distributions, if any, made with respect to any Comamtech Shares allotted and issued pursuant to the Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary, in trust, for the registered holder thereof and shall not bear any interest.

If any certificate, which immediately prior to the Effective Time represented an interest in outstanding Common Shares that were exchanged pursuant to the Arrangement, has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the Comamtech Shares to which the holder is entitled pursuant to the Arrangement as determined in accordance with the Arrangement. The person who is entitled to receive such Comamtech Shares shall, as a condition precedent to the receipt thereof, give a bond to Comamtech and the Depositary, which bond shall be satisfactory in form and substance to Comamtech and the Depositary, or shall otherwise indemnify Comamtech and the Depositary against any claim that may be made against them  with respect to the certificate alleged to have been lost, stolen or destroyed.

The use of the mail to transmit certificates representing Common Shares and the Letter of Transmittal is at each Shareholder’s risk. Copernic recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail with return receipt be used and that appropriate insurance be obtained.

Except as otherwise provided by the instructions in the Letter of Transmittal, all signatures on (i) the Letter of Transmittal and (ii) certificates representing Common Shares must be guaranteed by an “Eligible Institution” as set forth in the Letter of Transmittal. If a Letter of Transmittal is executed by a person other than the Registered Holder of the certificate(s) deposited therewith, the certificate(s) must be endorsed or be accompanied by an appropriate securities transfer power of attorney duly and properly completed by the Registered Holder, with the signature on the endorsement panel or securities transfer power of attorney guaranteed by the Eligible Institution.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Arrangement will be determined by Copernic and Comamtech in their sole discretion. Shareholders who deposit their Common Shares with the Depositary agree that such determination shall be final and binding. Copernic and Comamtech reserve the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful for them to accept under the Laws of any jurisdiction. Copernic and Comamtech reserve the absolute right to waive any defect or irregularity in the deposit of any Common Shares. There shall be no duty or obligation on Copernic, Comamtech, the Depositary, or any other person to give notice of any defect or irregularity in any deposit of Common Shares and no liability shall be incurred by any of them for failure to give such notice.

Copernic and Comamtech reserve the right to permit the procedure for the exchange of Common Shares for the Comamtech Shares pursuant to the Arrangement to be completed other than as set out above.

The Depositary will act as the agent of persons who have deposited Common Shares pursuant to the Arrangement for the purpose of receiving the Comamtech Shares and transmitting certificates representing the Comamtech Shares to such persons, and receipt of such Comamtech Shares by the Depositary will be deemed to constitute receipt by persons depositing Common Shares. Settlement with persons who deposit Common Shares will be effected by the Depositary forwarding certificates representing the Comamtech Shares to be issued in exchange for such Common Shares by first class insured mail, postage prepaid unless otherwise directed by such persons in the Letter of Transmittal.

Unless otherwise directed in the Letter of Transmittal, the certificates representing the Comamtech Shares to be issued in exchange for the Common Shares deposited under the Arrangement will be issued in the name of the Registered Holder of Common Shares so deposited. Unless the person who deposits the Common Shares instructs the Depositary to hold the certificates for pick-up by checking the appropriate box in the Letter of Transmittal, certificates will be forwarded by first class insured mail to the address supplied in the Letter of Transmittal. If no address is provided, certificates will be forwarded to the address of the person as shown on the applicable register of Copernic.

Return of Common Shares

Should the Arrangement not be completed, any deposited Common Shares will be returned to the depositing Shareholders at Copernic’s expense upon written notice to the Depositary from Copernic by returning the deposited Common Shares (and any other relevant documents) by first class insured mail in the name of and to the address specified by the Shareholders in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the register maintained by the Transfer Agent.

Mail Services Interruption

Notwithstanding the provisions of the Circular, Letter of Transmittal or Arrangement Agreement, the certificates representing the Comamtech Shares will not be mailed if Copernic and Comamtech determine that delivery thereof by mail may be delayed. Persons entitled to certificates and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Common Shares in respect of which certificates representing Comamtech Shares are being issued were originally deposited upon application to the Depositary until such time as Copernic and Comamtech have determined that delivery by mail will no longer be delayed. Certificates and other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery at the office of the Depositary at which the Common Shares were deposited.

Cancellation of Rights

Subject to applicable Laws, any certificate formerly representing Common Shares that is not deposited with the Depositary with all other required documents on or prior to the sixth (6th) anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature, including the right of the former Shareholder to receive the Comamtech Shares (and any dividend paid thereon and held in trust by the Depositary).

PRINCIPAL LEGAL MATTERS

Stock Exchange Listing

The Common Shares are listed and posted for trading on the NASDAQ under the symbol “CNIC”. On August 24, 2010, the last trading day prior to the date of announcement of the Arrangement, the closing price of the Common Shares on the NASDAQ was $2.70, and on September 24, 2010 was $2.66.

No market currently exists for the trading of the Comamtech Shares. Comamtech intends to complete a business acquisition of an operating business in order to satisfy the minimum listing requirements of the NASDAQ.

On September 20, 2010, Copernic was advised that the NASDAQ Staff has determined that upon the consummation of the transactions contemplated by the Arrangement, Comamtech will become a “public shell.”  In accordance with NASDAQ listing rules, NASDAQ will, following closing of the Arrangement, deliver written notification that Comamtech Shares will be delisted.  Comamtech will have an opportunity to appeal such delisting notification with respect to an acquisition of a new operating business of Comamtech.  In the event that Comamtech does enter into an agreement to acquire another business, such acquisition may be considered to be a business combination resulting in a “Change of Control” pursuant to NASDAQ listing rules.  The post-transaction company will be required to submit an initial listing application and meet all initial listing criteria for the NASDAQ.

Shareholders are cautioned that there are no assurances that such a business acquisition will be entered into on a timely basis or at all and therefore, there can be no assurance that the Comamtech Shares will be listed on the NASDAQ or any other stock exchange.

Reporting Issuer Status

Until the completion of the Arrangement, Copernic will continue to be subject to ongoing disclosure and other obligations as a reporting issuer in the province of Ontario pursuant to the Securities Act (Ontario). Copernic will seek to be deemed to have ceased to be a reporting issuer in the province of Ontario following completion of the Arrangement.

Under the Arrangement, Comamtech will be considered under the Securities Act (Ontario) as a company whose existence continues following the exchange of securities with holders of securities of another company (being the Shareholders) in connection with an arrangement. Since Copernic will have been a reporting issuer for at least twelve months prior to the Arrangement becoming effective, Comamtech as an issuer will fall within the scope of the definition of “reporting issuer” under the Securities Act (Ontario) and consequently, Comamtech will automatically acquire the status of reporting issuer in the province of Ontario upon completion of the Arrangement without any further formalities.

Canadian Securities Law Matters

It is expected that the Comamtech Shares and Comamtech Options to be issued to Shareholders pursuant to the Arrangement will be issued in reliance on exemptions from the prospectus requirements of applicable Canadian securities laws. The first trade of Comamtech Shares (including Comamtech Shares issuable upon the valid exercise of the Comamtech Options) issued in connection with the Arrangement, will not be subject to any restricted or hold period in Canada if:

(a)
at the time of such first trade, Comamtech is and has been a reporting issuer or the equivalent under the legislation of a jurisdiction of Canada for the four months immediately preceding the trade. It is expected that Comamtech will be a reporting issuer after closing of the Arrangement in Ontario, Canada and for the purpose of the resale of such securities, the holders of such securities may include the period of time during which Copernic was a reporting issuer immediately before the Arrangement to determine the period of time that Comamtech has been a reporting issuer in a jurisdiction in Canada;

(b)	no unusual effort is made to prepare the market or to create a demand for the Comamtech Shares which are the subject of the trade;

(c)	no extraordinary commission or consideration is paid to a person or company in respect of the trade;

(d)
if the seller of the securities is an insider or officer of Comamtech, the seller has no reasonable grounds to believe that Comamtech is in default of any requirement of applicable securities legislation; and

(e)
the first trade is not from the holdings of a person or company or a combination of persons or companies holding a sufficient number of any securities of Comamtech so as to affect materially the control of Comamtech (a holding by any person, company or combination of persons and/or companies of more than 20% of the outstanding voting securities of Comamtech is deemed, in the absence of evidence to the contrary, to affect materially the control of Comamtech).

  United States Securities Law Matters

The Copernic New Exchangeable Shares, the Comamtech Shares and the Comamtech Options to be issued to Shareholders pursuant to the Arrangement will not be registered under the 1933 Act, and are being issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. The Final Order will constitute the basis for an exemption from the registration requirements of the 1933 Act, with respect to the Copernic New Exchangeable Shares, the Comamtech Shares and the Comamtech Options to be issued to Shareholders pursuant to the Arrangement.

The Court will be advised before the hearing of the application for the Final Order of the effect of the Final Order, and will be advised that if the terms and conditions of the Arrangement are approved by the Court, (i) Comamtech will rely on such Section 3(a)(10) exemption based on the Court’s approval of the Arrangement, and (ii) the Copernic New Exchangeable Shares, the Comamtech Shares and the Comamtech Options issued pursuant to the Arrangement will not require registration under the 1933 Act.  Comamtech Shares issued pursuant to the Arrangement to a Shareholder who is not an “affiliate” of Copernic or Comamtech before the Arrangement and who will not be an “affiliate” of Comamtech at the time of any resale of the Comamtech Shares for purposes of United States federal securities laws, may be resold pursuant to the general exemptions from registration under Section 4(1) of the 1933 Act. Any resale of such Comamtech Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption therefrom. Any such affiliate (or former affiliate) should obtain the advice of its legal counsel with respect to the application of the 1933 Act to the offer or sale of such Comamtech Shares by such person. For the purposes of the 1933 Act, an “affiliate” of Copernic or Comamtech is a person which directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, Copernic or Comamtech, as the case may be.

Copernic is currently registered with the SEC under the 1934 Act.  Rule 12g-3(a) under the 1934 Act provides for deemed registration under the 1934 Act with respect to certain “succession” transactions.  Because there is some uncertainty regarding SEC treatment of the Arrangement as a “succession” transaction, Copernic and Comamtech have requested the SEC to agree with their conclusion that the Arrangement does constitute a “succession” transaction.  If the SEC does not agree, Comamtech will be obliged to register the Comamtech Shares on the appropriate 1934 Act registration statement with the SEC, which could be cumbersome and time consuming for Comamtech.  If Comamtech is obliged to file a 1934 Act registration statement with the SEC, the ability of the holders of Comamtech Shares to publicly trade or sell their shares could be delayed until such registration statement is declared effective by the SEC.  There can be no certainty that the SEC will accept the request with respect to treatment of Comamtech as a successor to Copernic or that the SEC will declare a 1934 Act registration statement effective if filed with the SEC.  In addition, the Comamtech Shares must be cleared for trading by the Financial Industry Regulatory Authority (FINRA) and authorized to trade electronically by the Depository Trust Company (DTC), which could also substantially delay the ability of holders of Comamtech Shares to publicly trade or sell their shares.

The Common Shares will no longer publicly trade following the Effective Date.  Copernic will effectively be “going private” as defined under the applicable SEC Rules.  The disclosures required to be filed with the SEC on Schedule 13e-3 in “going private” transactions require a discussion of the purposes of the transaction, any alternatives that the company considered, and whether the transaction is fair to all shareholders as well as other detailed disclosures. Certain SEC Rules provide an exemption from such filing requirements.  Copernic is of the view that the Arrangement is not subject to the “going private” filing and disclosure requirements by virtue of the exemption provided by 1934 Act Rule 13e-3(g)(2).  Copernic has filed a request with the SEC to confirm reliance on the Rule 13e-3(g)(2) exemption.  If the SEC does not concur with Copernic regarding the exemption, Copernic will have to file a Schedule 13e-3 with the SEC, which could be cumbersome and time consuming for Copernic.

Pursuant to Rule 13e-4 under the 1934 Act, most public companies are required, in connection with any tender offer for its own equity securities, to file a tender offer statement (Schedule TO) to make certain disclosures.  Rule 13e-4 is intended to prevent fraudulent, deceptive or manipulative acts in connection with issuer tender offers.  On the basis of well recognized case law and previous requests granted by the SEC, it is the view of Copernic and Comamtech that the Arrangement is not within the definition of the term "tender offer".  Copernic and Comamtech have requested the SEC to concur with such conclusion.  If the SEC does not agree with Copernic and Comamtech, a Schedule TO will have to be filed with the SEC, which could be cumbersome and time consuming for Copernic and Comamtech.

Shareholders resident in the United States and other Shareholders residing elsewhere than in Canada are urged to consult their legal advisors to determine the extent of all applicable resale provisions.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

During the most recently completed financial year of Copernic, none of the directors and executive officers of Copernic nor any associate of the foregoing is, or was at any time since the beginning of the most recently completed financial year, indebted to the Company or any of its subsidiaries.

INFORMATION RESPECTING COPERNIC

Incorporation

Copernic was incorporated by Articles of Incorporation issued pursuant to the OBCA on July 5, 1985 under the name of Quartet Management Ltd.

Copernic’s head office is located at 360, Franquet Street, Suite 60, Québec, Québec, G1P 4N3.

General Development of Business

Copernic specializes in developing, marketing and selling search technology and providing home and business software products and solutions for desktop, web and mobile users, through its online property www.copernic.com. With its Copernic Desktop Search software, the Company brings a sophisticated, yet easy-to-use search engine to the user’s PC. It allows for instant indexing of files, calendar, emails, email attachments and all other information stored anywhere on a PC hard drive.

Cost Reduction Plan

In the second quarter of 2010, the Company continued to execute its cost reduction plan announced at the end of the first quarter of 2008. As a result, operating costs (marketing, sales and services, product development and technical support and general and administration) decreased by $1 million per quarter from $1.8 million in the first quarter of 2008 to $780,000 (excluding business acquisition fees amounting to $120,000) in the second quarter of 2010.

The Company closed its Montreal office in the first quarter of 2009 and concentrated all its activities in Québec City. The total cost of this restructuring which included termination costs, recruiting fees, lease termination costs and moving expenses, was estimated at approximately $150,000. The Company recorded restructuring costs amounting to an aggregate of $134,689 in 2008 and 2009. For the three-month period ended June 30, 2010, no amount of restructuring cost was recorded, compared to $5,210 in the second quarter of 2009.

Consolidation of Shares

On September 11, 2009, the Company completed a share consolidation (the “Consolidation”) on the basis of one post consolidation common share for seven pre-consolidation common shares. No fractional shares were issued and those shareholders who otherwise would have been entitled to receive fractional shares had their post-consolidation shareholdings rounded up to the next whole Common Share. The purpose of the Consolidation was to allow Copernic to achieve compliance with the NASDAQ minimum bid requirement for continued listing. Prior to the completion of the Consolidation, the Company had 14,637,531 Common Shares outstanding, and upon completion of the Consolidation, the Company had 2,091,437 Common Shares outstanding.

Discontinued Operations

On May 14, 2009, Copernic announced that it had signed an agreement with Empresario Inc. (“Empresario”), a privately owned digital media network company based in Chicago, Illinois, for the disposal of the assets of Mamma.com and its AD Network (search / media segment) for $5,000,000. On June 17, 2009, at Copernic’s annual general meeting and special shareholders’ meeting, the Shareholders approved the proposed transaction which was officially concluded on June 30, 2009.

On August 10, 2010, Copernic and Empresario signed an agreement to convert the existing balance of purchase price into a debenture which will mature on August 10, 2011. The debenture does not bear interest until maturity and no instalment payment is required to be made during its term. Upon maturity, if the outstanding amounts due under the debenture are not paid in full, Copernic will have the right to require the liquidation of Empresario. Under the terms of the debenture, Empresario has the right to redeem the debenture for an amount equal to $2,500,000 if redeemed by February 10, 2011, or for an amount equal to $3,000,000 if redeemed after February 10, 2011 but prior to August 10, 2011, or for an amount of all the outstanding principal if redeemed thereafter. Interest at the rate of 13.6% will be earned on the outstanding balance from the maturity date or upon a default. The debenture has a fair market value of $2,835,000 while the book value of the balance of sale was $4,273,287. A write down of $1,438,287 was accounted for in June 2010.

The debenture described above will be assigned to Comamtech as part of the Assigned Assets and Assumed Liabilities upon the completion of the Arrangement.

Capitalization

As at September 25, 2010, there were 2,096,913 Common Shares issued and outstanding. Each Common Share entitles the holder thereof to cast one vote at the Meeting.

Pursuant to the filing of the Articles of Arrangement, the share capital of Copernic will be amended in order to create and to authorize Copernic to issue an unlimited number of Copernic New Voting Shares and Copernic New Exchangeable Shares.

Copernic New Voting Shares

The holder of Copernic New Voting Shares is entitled to dividends if, as and when declared by the Board of Directors, to one vote per Copernic New Voting Share at meetings of the shareholders of Copernic, and upon liquidation, dissolution or winding-up of Copernic, to receive such assets of Copernic as are distributable to the holders of the Copernic New Voting Shares.

Upon the Arrangement being completed, the sole holder of all of the issued and outstanding Copernic New Voting Shares will be Harris.

Copernic New Exchangeable Shares

As steps of the Arrangement, each issued and outstanding Common Share (other than Common Shares which are held by Dissenting Shareholders) will be exchanged for one Copernic New Exchangeable Share and such Copernic New Exchangeable Share will be subsequently exchanged for one Comamtech Share.

The holders of Copernic New Exchangeable Shares are not entitled to dividends nor, subject to the provision of the OBCA, to vote at meetings of the shareholders of Copernic, but shall be entitled, upon liquidation, dissolution or winding-up of Copernic, to receive such assets of Copernic as are distributable to the holders of the Copernic New Exchangeable Shares. Pursuant to the Articles of Arrangement, Copernic shall, immediately after the issuance of the Copernic New Exchangeable Shares in accordance with the Plan of Arrangement, exchange all of the then outstanding Copernic New Exchangeable Shares for fully paid and non-assessable Comamtech Shares, on the basis of one (1) Comamtech Share for each Copernic New Exchangeable Share, without payment by the holder thereof of any additional consideration.

Additional Information Concerning Copernic and Documents Incorporated by Reference

The following documents filed by Copernic with the OSC are specifically incorporated by reference into, and form an integral part, of the Circular:

(a)	the Annual Report on Form 20-F for the fiscal year ended on December 31, 2009;

(b)	the Consolidated Annual Financial Statements for the fiscal year ended on December 31, 2009;

(c)	the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended on December 31, 2009;

(d)	the Interim Financial Report for the six-month period ended June 30, 2010;

(e)	the Management’s Discussion and Analysis of Financial Condition and Results of Operations and Interim Financial Report for the six-month period ended June 30, 2010;

(f)
the Material Change Report filed on April 1, 2010 respecting a material change dated March 26, 2010 whereby Copernic announced that it had entered into a letter of intent with Fanotech Manufacturing Group with respect to the proposed acquisition by Copernic of the assets of Fanotech;

(g)
the Material Change Report filed on February 18, 2010 respecting a material change dated February 12, 2010 whereby Copernic provided further updates to investors regarding a proposed private placement to purchase 70.1% of the common shares of Sunbay Canada Corporation;

(h)
the Material Change Report filed on September 2, 2010 respecting a material change dated August 25, 2010 whereby Copernic and Harris jointly announced that they had entered into the Arrangement Agreement;

(i)	the Management Information Circular dated August 20, 2010 for the annual meeting of Shareholders held on September 17, 2010; and

(j)	the Management Information Circular dated May 20, 2009 for the annual and special meeting of Shareholders held on June 17, 2009.

All documents of the type referred to above and any material change reports (excluding confidential material change reports) and business acquisition reports, filed by Copernic with any of the Canadian Securities Administrators subsequent to the date of this Circular and prior to the Meeting shall be deemed to be incorporated by reference into this Circular.

In addition to the foregoing, any document filed by Copernic with any of the Canadian Securities Administrators which specifically states that it is intended to be incorporated by reference in this Circular shall be deemed to be incorporated by reference in this Circular.

Any statement contained in this Circular or in a document incorporated or deemed to be incorporated by reference in this Circular shall be deemed to be modified or superseded, for purposes of this Circular, to the extent that a statement contained in this Circular or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Circular modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified shall not constitute a part of this Circular, except as so modified or superseded.

Copies of the documents incorporated herein by reference or deemed to be incorporated herein by reference regarding Copernic may be obtained on request without charge from the Chief Financial Officer of Copernic at 360 Franquet Street, Suite 60, Québec, Québec, G1P 4N3, telephone: 418-527-0528, facsimile: 418-527-1751, e-mail: jrfournier@copernic.com. Copies of documents incorporated herein by reference may also be obtained from the SEDAR website at www.sedar.com.

Auditors, Transfer Agent and Registrar

The auditors of Copernic are Raymond Chabot Grant Thornton, LLP, at 140 Grande-Allée East, Suite 200, Québec, Québec, G1R 5P7.  Equity Transfer & Trust Company is the registrar and transfer agent for the Common Shares at its principal office in Toronto, Ontario.

INFORMATION RESPECTING COMAMTECH

Incorporation

Comamtech was incorporated by Articles of Incorporation issued pursuant to the OBCA on August 16, 2010. Comamtech’s head office is located at 333, Bay Street, Suite 2400, Toronto, Ontario, M5H 2T6.

General Development of Business

Comamtech has not carried on any active business since its incorporation. As of the date hereof, the sole shareholder of Comamtech is Copernic. Following the completion of the Arrangement, Comamtech intends to utilize the Assigned Assets and the Assumed Liabilities transferred from Copernic to Comamtech pursuant to the Assignment and Assumption Agreement having a current net fair market value as determined by Copernic of approximately $2,900,000 and the additional injection of working capital in the amount of up to $7,600,000 (subject to adjustments and less the costs incurred in connection with the Arrangement) received from the sale of the Copernic New Voting Shares to Harris to identify and complete a business acquisition.

Directors and Management

Following completion of the Arrangement, the board of directors of Comamtech will be comprised of three (3) individuals who are currently directors of Copernic namely, Marc Ferland, Lawrence Yelin and Claude E. Forget. In addition, the management team of Comamtech will be comprised of two (2) individuals who are currently officers of Copernic namely, Marc Ferland (President and Chief Executive Officer) and Jean-Rock Fournier (Chief Financial Officer).

For more information on the directors and management of Comamtech, please see the section entitled “Directors, Senior Management and Employees” in Copernic’s Annual Report on Form 20-F for the fiscal year ended on December 31, 2009, and the section entitled “Matters Requiring Shareholder Approval – Election of Directors” in Copernic’s Management Information Circular dated August 20, 2010 for the annual meeting of Shareholders held on September 17, 2010 incorporated by reference in this Circular.

Consolidated Financial Information

For information regarding the balance sheet of Comamtech as at August 31, 2010, please see Schedule F (audited balance sheet and statements of operations, shareholder’s equity and cash flows of Comamtech for the initial 16-day period ended August 31, 2010) annexed to this Circular.

For pro forma information relating to Comamtech after giving effect to the Arrangement and certain other adjustments, see Schedule F (unaudited pro forma balance sheet of Comamtech) annexed to this Circular.

Capitalization

Comamtech is authorized to issue an unlimited number of Comamtech Shares. Currently, Copernic is the sole shareholder of Comamtech and holds 100 Comamtech Shares. Upon the Arrangement being completed, 2,096,913 Comamtech Shares will be issued and outstanding, which is equal to the number of Common Shares outstanding immediately prior to the completion of the Arrangement, less any number of Common Shares held by Dissenting Shareholders. In addition, Comamtech Shares will be reserved for issuance upon the exercise of Comamtech Options issued or issuable under the Comamtech Stock Option Plan.

The holders of Comamtech Shares are entitled to dividends if, as and when declared by the board of directors, to one vote per Comamtech Share at meetings of the shareholders of Comamtech, and upon liquidation, dissolution or winding-up of Comamtech, to receive such assets of Comamtech as are distributable to the holders of the Comamtech Shares. All of the Comamtech Shares issued and outstanding on completion of the Arrangement will be fully paid-up and non-assessable. As of the date hereof, the sole shareholder of Comamtech is Copernic, which holds 100 Comamtech Shares, having a stated capital of $100.

Convertible Securities

Comamtech currently has no options, warrants or convertible securities outstanding nor has it reserved any shares for this purpose.

Pursuant to the Arrangement, the Options will be exchanged for the Comamtech Options. Therefore, upon the completion of the Arrangement, 80,587 Comamtech Options will be issued and outstanding as follows:

Optionee	Number of Comamtech Options
Executive officers and past executive officers (3, as a group)	42,857
Directors and past directors (5, as a group)	29,284
All other employees and past employees (6, as a group)	8,446
Total	80,587

Dividend Policy

Comamtech has not paid any dividends since its incorporation. Consistent with Copernic’s past practice, Comamtech intends to retain future earnings, if any, for use in its business. Any determination to pay future dividends will remain at the discretion of Comamtech’s board of directors and will be made taking into account Comamtech’s financial condition and other factors deemed relevant by Comamtech’s board of directors.

Principal Shareholders

As of the date of this Circular, Copernic is the sole shareholder of Comamtech. Upon the completion of the Arrangement, to the knowledge of Comamtech’s directors and executive officers, no person will beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the votes attached to all the outstanding Comamtech Shares immediately following the Effective Time, other than Aurora Elsa Arnaiz who will hold 282,117 Comamtech Shares, representing approximately 13.5% of the total issued and outstanding Comamtech Shares and RMG/1754/GPD which will hold 217,233 Comamtech Shares, representing approximately 10.4% of the total issued and outstanding Comamtech Shares.

Legal Proceedings

Comamtech is not currently a party to any legal proceedings, nor is Comamtech currently contemplating any legal proceedings.

Auditors, Transfer Agent and Registrar

The auditors of Comamtech are Raymond Chabot Grant Thornton, LLP, at 600 de la Gauchetière Street West, Suite 2000, Montreal, Québec, H3B 4L8.

Upon completion of the Arrangement, Equity Transfer & Trust Company will be the registrar and transfer agent for the Comamtech Shares at its principal office in Toronto, Ontario.

Material Contracts

Comamtech has not entered into any material contract prior to the date hereof, other than the Arrangement Agreement.

In connection with the Arrangement, Comamtech will enter into the agreements contemplated by the Arrangement, namely the Assignment and Assumption Agreement, the Share Purchase Agreement and the Confidentiality, Non-Competition and Non-Solicitation Agreement and will acquire from Copernic the Assigned Assets and Assumed Liabilities, as at the Effective Date. As such, Comamtech will be assuming Copernic’s rights and obligations under certain agreements entered into in connection with the business carried on by Copernic.

Interest of Informed Persons in Material Transactions

Except as disclosed herein, no material transactions involving Comamtech have been entered into since its incorporation, or are proposed to be entered into, in which any existing director, officer or principal Shareholder of Copernic, or any associates or affiliates thereof or any other informed person within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations, has had or expects to have a material interest.

INFORMATION RESPECTING HARRIS

Harris is a wholly-owned subsidiary of Constellation and is a leading provider of financial management and customer information systems (CIS) software solutions. Since 1976, Harris has focused on providing feature-rich and robust turnkey solutions to all levels of local government, public power and water entities as well as school districts throughout North America. With over 1,000 employees globally, Harris’ focus is on creating long-term relationships with its customers and ensuring that it meets the changing needs of its customers over time.

Harris has two independent operating groups providing software solutions designed primarily for clients in the Province of Québec.  PG Solutions Inc. was acquired by Harris in 2007 and continues to provide financial, land management and document management solutions for municipalities in Québec. In 2009, Harris acquired the resource management division of MediSolution Ltd. and continues to provide financial management, human capital management, and business intelligence solutions suites to healthcare clients in Québec, Ontario and Atlantic Canada.  The employees of these two divisions operate from offices in Rimouski, Québec City, Laval, and Montreal.

Harris is incorporated under the OBCA and its head and registered office is located at 1 Antares Drive, Suite 400, Ottawa, Ontario, K2E 8C4.

Constellation

Founded in 1995, Constellation acquires, manages and builds vertical market software businesses that provide mission critical software solutions. Constellation’s common shares are listed on the Toronto Stock Exchange under the symbol “CSU” and Constellation is a reporting issuer in each of the provinces of Canada. The company is organized around six operating groups and two key business segments: (i) the public sector segment, which primarily includes businesses focused on government and government-related customers, and (ii) the private sector segment, which primarily includes businesses focused on commercial customers. CSI has over 3,000 employees globally. With over 20,000 customers in over 30 countries and a proven track record of solid growth, Constellation has established a broad portfolio of international software businesses.

Constellation is incorporated under the OBCA and its head and registered office is located at 20 Adelaide Street East, Suite 1200, Toronto, Ontario, M5C 2T6.

RIGHT TO DISSENT

The following is only a summary of the rights of a Dissenting Shareholder and the provisions of the Interim Order, the OBCA and the Plan of Arrangement, which are technical and complex. A copy of the Interim Order is annexed as Schedule C to this Circular and a copy of section 185 of the OBCA is annexed as Schedule G to this Circular. It is recommended that any Shareholder wishing to exercise their Dissent Right seek legal advice as the failure to comply strictly with the provisions of the Interim Order, Circular, OBCA, as may be modified by the Interim Order, the Final Order and the Plan of Arrangement, may result in the loss or unavailability of their Dissent Right.

Pursuant to section 190(7) of the OBCA and the Interim Order, Shareholders have the right to dissent from the Arrangement Resolution in the manner provided in section 185 of the OBCA, as may be modified by the Interim Order, the Final Order and the Plan of Arrangement, with respect to the timing for providing a Dissent Notice to the Arrangement Resolution and Plan of Arrangement. Section 185 of the OBCA is reprinted in its entirety as Schedule G to this Circular. The following summary is qualified in its entirety by the provisions of section 185 of the OBCA, as may be modified by the Interim Order, the Final Order and the Plan of Arrangement.   The execution or exercise of a proxy does not constitute a written objection for the purpose of subsection 185(6) of the OBCA.

A Dissenting Shareholder will be entitled, in the event the Arrangement becomes effective, to be paid by Copernic the fair value of all, but not less than all of the Common Shares held by such Dissenting Shareholder, determined as at the close of business on the last Business Day before the Arrangement Resolution is adopted. There can be no assurance that such fair value will be greater than or equivalent to the consideration offered to Shareholders under the Arrangement.

A Shareholder may exercise the right to dissent only in respect of the Common Shares that are registered in that Shareholder’s name. In many cases, Common Shares beneficially owned by a person other than the Registered Holder (a “Non-Registered Holder”) are registered either: (a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the Common Shares (such as, among others, banks, trust companies, securities dealers or brokers, or trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS) of which an intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise the Dissent Right directly (unless the Common Shares are re-registered in the Non-Registered Holder’s name). A Non-Registered Holder who wishes to exercise their Dissent Right should immediately contact the intermediary with whom the Non-Registered Holder deals in respect of its Common Shares and either:

(a)
instruct the intermediary to exercise the Dissent Right on the Non-Registered Holder’s behalf (which, if the Common Shares are registered in the name of CDS or other clearing agency, would require that the Common Shares first be re-registered in the name of the intermediary); or

(b)
instruct the intermediary to request that the Common Shares be registered in the name of the Non-Registered Holder, in which case such holder would have to exercise the Dissent Right directly (that is, the intermediary would not be exercising the Dissent Right on such holder’s behalf).

Notwithstanding subsection 185(6) of the OBCA (pursuant to which a Dissent Notice may be provided at or prior to the Meeting), the Interim Order provides that a Registered Holder who wishes to dissent in respect of the Arrangement Resolution must provide a Dissent Notice to Copernic at 360, Franquet Street, Suite 60, Québec, Québec, G1P 4N3, Attention: Secretary, facsimile number: 418-527-1751, prior to 5:00 p.m. (EDT) on the Business Day immediately preceding the Meeting (or any adjournment or postponement thereof). The filing of a Dissent Notice does not deprive a Registered Holder of the right to vote at the Meeting. However, a Registered Holder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to the Common Shares voted in favour of the Arrangement Resolution. A vote against the Arrangement Resolution or an abstention will not constitute a Dissent Notice, but a Registered Holder need not vote its Common Shares, against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxy holder to vote in favour of the Arrangement Resolution does not constitute a Dissent Notice. However, any proxy granted by a Registered Holder who intends to dissent, other than a proxy that instructs the proxy holder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxy holder from voting such Common Shares in favour of the Arrangement Resolution and thereby causing the Registered Holder to forfeit its Dissent Right.

Copernic is required, within ten days after the adoption of the Arrangement Resolution, to notify each Dissenting Shareholder that the Arrangement Resolution has been adopted, but such notice is not required to be sent to any Shareholder who voted for the Arrangement Resolution or who has withdrawn such Shareholder’s Dissent Notice.

A Dissenting Shareholder must, within 20 days after receipt of notice that the Arrangement Resolution has been adopted or, if the Dissenting Shareholder does not receive such notice, within 20 days after the Dissenting Shareholder learns that the Arrangement Resolution has been adopted, send to Copernic a written notice (a “Payment Demand”) containing the Dissenting Shareholder’s name and address, the number of Common Shares in respect of which the Dissenting Shareholder dissented, and a demand for payment of the fair value of such Common Shares. Within 30 days after sending a Payment Demand, the Dissenting Shareholder must send to Copernic’s Transfer Agent, Equity Transfer & Trust Company, located at 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1, attention to: Corporate Actions, the share certificates representing the Common Shares in respect of which the Dissenting Shareholder has dissented. A Dissenting Shareholder who fails to send the share certificates representing the Common Shares within the appropriate time frame in respect of which the Dissenting Shareholder has dissented forfeits such Dissenting Shareholder’s Dissent Right. Copernic or its Transfer Agent will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder.

Upon filing a Dissent Notice that is not withdrawn prior to the close of business on the last Business Day before the Arrangement Resolution is approved, provided that the Final Order is granted and not appealed or, if appealed, that such appeal is withdrawn or denied, and the Arrangement becomes effective, a Dissenting Shareholder will cease to have any rights as a Shareholder, other than the right to be paid the fair value of its Common Shares, unless:

(a)	the Dissenting Shareholder withdraws the Payment Demand before Copernic makes a written offer to pay (the “Offer to Pay”);

(b)	Copernic fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws its Payment Demand; or

(c)	the Board of Directors revokes the Arrangement Resolution,

in all of which cases the Dissenting Shareholder’s rights as a Shareholder will be reinstated, and in the case of items (a) and (b), if the Arrangement becomes effective, such Dissenting Shareholder’s Common Shares will be subject to the Arrangement.

In addition, pursuant to the Plan of Arrangement, Registered Holders who duly exercise their Dissent Right and who: (i) are ultimately determined to be entitled to be paid fair value for their Common Shares will be deemed to have transferred their Common Shares to Copernic as at the Effective Time of the Arrangement; or (ii) are ultimately determined not to be entitled, for any reason, to be paid fair value for their Common Shares will be deemed to have participated in the Arrangement on the same basis as any non-dissenting Shareholder in accordance with the Plan of Arrangement. The Common Shares of Dissenting Shareholders who are ultimately determined to be entitled to be paid the fair value of their Common Shares will be surrendered for cancellation.  For greater certainty, in no case shall Copernic, the Depositary, the Transfer Agent or any other person be required to recognize the Dissenting Shareholder as a Shareholder at and after the Effective Time, and the name of such Dissenting Shareholder shall be deleted from the register of Shareholders as of the Effective Date.
Copernic is required, no later than seven days after the later of the Effective Date or the date on which it received the Payment Demand of a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Payment Demand to it, an Offer to Pay for its Common Shares in an amount considered by the Board of Directors to be the fair value thereof, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. The amount specified in the Offer to Pay which has been accepted by a Dissenting Shareholder will be paid by Copernic within ten days after the acceptance by the Dissenting Shareholder of the Offer to Pay, but any such Offer to Pay lapses if Copernic does not receive an acceptance thereof within 30 days after the Offer to Pay has been made.

If Copernic fails to make an Offer to Pay or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, Copernic may, within 50 days after the Effective Date or within such further period as the Court may allow, apply to the Court to fix a fair value for the Common Shares of Dissenting Shareholders.

If Copernic fails to apply to the Court, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.  If Copernic fails to comply with the requirements to send an Offer to Pay, the costs of such application by a Dissenting Shareholder are to be borne by Copernic unless the Court orders otherwise.

Upon an application to the Court, all Dissenting Shareholders who have not accepted Copernic’s Offer to Pay will be joined as parties and bound by the decision of the Court, and Copernic will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of the Dissenting Shareholder’s right to appear and be heard in person or by counsel. Upon any such application to the Court, the Court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the Court will then fix a fair value for the Common Shares, as the case may be, of all Dissenting Shareholders. The final order of the Court will be rendered against Copernic in favour of each Dissenting Shareholder and for the amount of the fair value of such Dissenting Shareholder’s Common Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

Registered Holders who are considering exercising their Dissent Right should be aware that there can be no assurance that the fair value of their Common Shares as determined under the applicable provisions of the OBCA (as modified by the Plan of Arrangement and the Interim Order) will be more than or equal to the consideration offered under the Arrangement.  In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration of such Dissenting Shareholder’s Common Shares.

Under the OBCA, the Court may make any order in respect of the Arrangement it thinks fit, including a Final Order that amends the Dissent Rights as provided for in the Plan of Arrangement and the Interim Order.  In any case, it is not anticipated that additional Shareholder approval would be sought for any such variation.

It is a condition to the completion of the Arrangement that Dissent Rights shall not have been exercised (and not withdrawn) by Registered Holders of more than 10% of Common Shares in respect of the Arrangement Resolution. See “Arrangement Agreement – Mutual Conditions Precedent”.

RISK FACTORS

Shareholders should carefully consider the following risk factors relating to the Arrangement before deciding to vote or instruct their vote to be cast to approve the Arrangement. In addition to the risk factors relating to the Arrangement set out below, Shareholders should also carefully consider the risk factors incorporated by reference herein. All of the risks below should be considered by Shareholders in conjunction with other information included in this Circular, including the schedules annexed hereto.

Absence of Organized Market

No market currently exists for the trading of the Comamtech Shares. There can be no assurance that an active post-Arrangement market will develop for the Comamtech Shares or be maintained. Even if such a market develops, factors such as the completion of a business acquisition opportunity, the financial results of Comamtech and the general economic condition of the industry in which it carries on business can cause the price of the Comamtech Shares to fluctuate.

If NASDAQ accepts Comamtech as the legal corporate successor to Copernic, Comamtech will receive the designation of a “public shell” company and will receive a NASDAQ delisting notice since Comamtech will at that point have only cash and no operations as of effectiveness of the closing of the Arrangement. Comamtech can appeal the delisting notice and request a hearing by NASDAQ which will occur within 30 to 35 days of the date of notice. If Comamtech can demonstrate to NASDAQ that it has a credible plan to cease being a shell company (definitive acquisition agreements which can close subject to completion of due diligence and/or otherwise meet all of the listing requirements for NASDAQ), then it is possible that Comamtech could be eligible for exception from delisting and cure period for up to 180 days before being delisted. During the cure period (if granted by NASDAQ), Comamtech would have to execute its plan to cease being a shell company and file a new NASDAQ listing application. The determination to grant any cure period is subject to the sole discretion of NASDAQ and there is no obligation or requirement that NASDAQ grant some or all of the 180 day cure period to Comamtech. Note also, there is no certainty that NASDAQ will accept Comamtech as the successor to Copernic.  Furthermore, in the event that Comamtech does enter into an agreement to acquire another business, such acquisition may be considered to be a business combination resulting in a “Change of Control” pursuant to NASDAQ listing rules.  The post-transaction company will be required to submit an initial listing application and meet all initial listing criteria for the NASDAQ.

If NASDAQ does not accept Comamtech as the legal corporate successor to Copernic and Comamtech is viewed as a new issuer, then the Comamtech Shares would not be eligible to trade on NASDAQ and Comamtech would have to file a new listing application. Comamtech would have to meet all of the initial listing requirements for NASDAQ. Comamtech could not file the NASDAQ application as a “shell” company if it only has cash, but no operating assets. There is no assurance that a business acquisition by Copernic may be closed on a timely basis or at all to meet the NASDAQ requirements.

If Comamtech is not able to receive a NASDAQ listing within 18 months from the closing of the Arrangement then the directors of Comamtech shall review its alternatives, which alternatives may include a pay out as a special dividend to its shareholders (subject to applicable Law and subject to any holdbacks pursuant to the Arrangement) of the cash which it holds or to liquidate its assets to its shareholders (subject to the holdbacks pursuant to the Arrangement and any other liabilities required to be held by Comamtech). In this regard, it will seek, at that time, all required approvals, including shareholder approval to proceed as described above.

The Copernic New Exchangeable Shares, the Comamtech Shares and the Comamtech Options to be issued to Shareholders pursuant to the Arrangement are being issued in reliance upon an exemption from registration under the 1933 Act.  In addition, Copernic and Comamtech are relying upon certain exemptions with respect to certain 1934 Act disclosure compliance and registration obligations.  Copernic and Comamtech have requested confirmation from the SEC that reliance on the 1933 Act exemptions and 1934 Act exemptions will not result in enforcement actions by the SEC.  If the SEC does not concur with Copernic and Comamtech with respect to the availability of such exemptions, the ability of holders of Comamtech Shares to publicly trade or sell their Comamtech Shares may be delayed until Copernic and Comamtech can otherwise complete the registration and compliance formalities responsive to the 1933 Act and 1934 Act requirements.  There can be no assurance the 1933 Act and 1934 Act exemptions will be deemed to be available to Copernic and Comamtech or that in the absence of such exemptions that Copernic and Comamtech can otherwise satisfy the 1933 Act and 1934 Act registration and disclosure compliance requirements in a timely manner.

Going Concern of Comamtech

Comamtech will be a “public shell” company holding only certain assets and liabilities assumed pursuant to the Assignment and Assumption Agreement. There is no assurance that Comamtech will be able to complete an acquisition or another business combination to enable it to have an operating business.

The Arrangement may be Taxable for United States Shareholders

Implementation of the Arrangement may give rise to significant adverse income tax consequences to United States Shareholders. See “Certain Canadian Federal Income Tax Consequences”. United States Shareholders should consult their own tax advisors about the federal, state, local and foreign tax consequences of the transactions under the Arrangement.

Completion of the Arrangement is Subject to a Number of Conditions Precedent

The completion of the Arrangement is subject to a number of conditions precedent. See “Arrangement Agreement” under the subheadings “Mutual Conditions Precedent”, “Conditions to Obligations of Copernic” and “Conditions to Obligations of Harris”.

There can be no certainty, nor can Copernic provide any assurance whatsoever, that any conditions precedent to the Arrangement will be satisfied or waived, some of which are outside the control of Copernic and Harris, including receipt of the Final Order, Regulatory Approvals, and the approval of the Shareholders by the Required Vote.

Possible Failure to Complete the Arrangement

If the proposed Arrangement is not completed, Copernic will have incurred substantial costs that may adversely affect its financial results and operations and the market price of the Common Shares.

Copernic has incurred and will continue to incur substantial costs in connection with the proposed Arrangement. These costs consist primarily of legal, auditing and advisory fees. In addition, Copernic has diverted significant management resources in an effort to complete the Arrangement and is subject to restrictions contained in the Arrangement Agreement with respect to the conduct of its business. If the Arrangement is not completed, Copernic will have incurred substantial costs (including a possible Termination Fee (see “Arrangement Agreement – Expenses and Termination Fees”), and diverted significant management resources, for which it will have received little or no benefit. In addition, if the Arrangement is not completed, Copernic may experience negative reactions from the financial markets and its suppliers, customers and employees. Each of these factors may adversely affect the trading price of the Common Shares and Copernic’s financial results and operations.

Failure to Realize the Anticipated Benefits of the Arrangement

As described in the section of this Circular entitled “Background to and Reasons for the Arrangement - Benefits of the Arrangement”, Copernic believes the Arrangement will provide benefits to the Shareholders. However, there is a risk that anticipated benefits of the Arrangement may not materialize, or may not occur within the time frames anticipated by Copernic. The realization of such benefits may be affected by a number of factors, many of which are beyond the control of Copernic.

Arrangement Agreement may be Terminated

Each of Copernic and Harris has the right, in certain circumstances, in addition to termination rights relating to the failure to satisfy the conditions of closing, to terminate the Arrangement Agreement. Accordingly, there can be no certainty, nor can Copernic provide any assurance, that the Arrangement Agreement will not be terminated by either of Copernic or Harris, or that the Arrangement may not be abandoned at any time prior to the Effective Date, even after Shareholders approve the Arrangement Resolution. See “Arrangement Agreement – Termination of the Arrangement Agreement”.

Amendment of Arrangement Agreement

The consideration to be paid by Harris for the shares of Copernic may be different than the consideration currently specified under the Share Purchase Agreement. Although the consideration to be paid by Harris to acquire the shares of Copernic is specified in the Share Purchase Agreement, it is possible that Harris and Copernic may agree to alter the consideration to be paid.

No History of Earnings

As a newly formed company, Comamtech has no history of earnings, and there is no assurance that Comamtech, or any asset or business acquired by Comamtech, will generate earnings, operate profitably or provide a return on investment in the future.

INTEREST OF EXPERTS

At the date hereof, none of the officers, directors, employees and consultants of ModelCom, the firm that prepared the Fairness Opinion, received or will receive any direct or indirect beneficial ownership of Common Shares, or shares of any associate or affiliate of Copernic, including Comamtech, in connection with the preparation of the Fairness Opinion.  ModelCom has advised that it beneficially owns, directly or indirectly, less than 1% of the issued and outstanding Common Shares.

The audited consolidated financial statements of Copernic for the year-ended December 31, 2009 have been incorporated by reference in this Circular, including the auditors’ report of Raymond Chabot Grant Thornton LLP. The audited financial statements of Comamtech for the initial 16-day period ended August 31, 2010 have been incorporated in this Circular, including the auditors’ report of Raymond Chabot Grant Thornton LLP. Raymond Chabot Grant Thornton LLP is independent of Copernic and Comamtech within the meaning of the applicable rules of professional conduct in Canada.

The audited consolidated financial statements of Copernic for the year-ended December 31, 2008 have been incorporated by reference in this Circular, including the auditors’ report of RSM Richter LLP. RSM Richter LLP is independent of Copernic within the meaning of the applicable rules of professional conduct in Canada.

OTHER BUSINESS

Management of Copernic is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that properly may come before the Meeting.

ADDITIONAL INFORMATION

Additional information relating to Copernic may be obtained on SEDAR at www.sedar.com. Shareholders may contact the Company at 360, Franquet Street, Suite 60, Quebec, Quebec, G1P 4N3, attention Chief Financial Officer, to request copies of Copernic’s financial statements and MD&A. Financial information is provided in Copernic’s comparative financial statements and MD&A for the year ended December 31, 2009.

BOARD APPROVAL

The contents and the sending of this Circular have been approved by the Board of Directors of Copernic.

BY ORDER OF THE BOARD

   s/s David Goldman
Québec, Québec                                                                              DAVID GOLDMAN
September 27, 2010                                                                         Chairman of the Board

RSM Richter Chamberland

RSM Richter Chamberland S.E.N.C.R.L./LLP
Comptables agréés
Chartered Accountants
2, Place Alexis Nihon
Montréal (Québec) H3Z 3C2
Téléphone/Telephone : 514.934.3400
Télécopieur/Facsimile : 514.934.3408
www.rsmrch.com

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Copernic Inc.

We hereby consent to the incorporation by reference in the Management Proxy Circular of Copernic Inc., (the "Company") dated September 27, 2010 relating to the notice of a special meeting of the holders of common shares of the Company to seek approval for an arrangement, of our Independent Registered Public Accounting Firm's Report dated March 27, 2009, except for note 4 which is dated June 30, 2009, which appear in the Annual Report to shareholders on Form 20-F, for the year ended December 31, 2009.

RSM Richter Chamberland LLP

Chartered Accountants

Montreal, Canada
September 27, 2010

RSM Richter Chamberland S.E.N.C.R.L. est un cabinet indépendant membre de RSM International, association de cabinets indépendants d'expertise comptable et de services conseils.

RSM Richter Chamberland LLP is an independent member firm of RSM International, an affiliation of independent accounting and consulting firms.

CONSENT OF MODELCOM INC.

To: The Board of Directors of Copernic Inc.

ModelCom Inc. hereby consents to the references in this Management Proxy Circular to our firm's name and to the Fairness Opinion addressed to the Board of Directors of Copernic Inc., and to the inclusion of a copy of the Fairness Opinion as Schedule E to this Management Proxy Circular. In providing our consent, we do not intend or permit that any person other than the Board of Directors of Copernic Inc. may rely upon the Fairness Opinion.

Francis Paquet, M.Sc., Eng. CBV
Partner
ModelCom inc.

Montréal, Canada
September 27, 2010

SCHEDULE A
ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.
The arrangement (the “Arrangement”) under Section 182 of the Ontario Business Corporations Act (the “OBCA”) of Copernic Inc. (the “Corporation”) as more particularly described and set forth in the Management Information Circular (the “Circular”) of the Corporation dated September 27, 2010, as the Arrangement may be modified or amended, is hereby authorized and approved.

2.
The plan of arrangement, as it may be modified or amended, (the “Plan of Arrangement”) involving the Corporation, the full text of which is set out in Schedule B to the arrangement agreement dated as of August 25, 2010 entered into between N. Harris Computer Corporation (“Harris”), the Corporation and Comamtech Inc. (“Comamtech”) (the “Arrangement Agreement”), is hereby authorized and approved.

3.
The Arrangement Agreement, the assignment and assumption agreement to be entered into between the Corporation and Comamtech (the “Assignment and Assumption Agreement”) and the share purchase agreement to be entered into between Harris, the Corporation and Comamtech (the “Share Purchase Agreement”), the actions of the directors of the Corporation in approving the Arrangement, the Plan of Arrangement, the Arrangement Agreement, the Assignment and Assumption Agreement and the Share Purchase Agreement, and the actions of the officers of the Corporation in executing and delivering the Arrangement Agreement, the Assignment and Assumption Agreement and the Share Purchase Agreement and any amendments thereto are hereby ratified and approved.

4.
Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Corporation or that the Arrangement has been approved by the Ontario Superior Court of Justice, Commercial List, the directors of the Corporation are hereby authorized and empowered, at their discretion, without further notice to or approval of the shareholders of the Corporation (i) to amend the Arrangement Agreement, the Plan of Arrangement, the Assignment and Assumption Agreement and the Share Purchase Agreement to the extent permitted by the Arrangement Agreement and the Plan of Arrangement, as the case may be, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.
Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute and deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the OBCA in accordance with the Arrangement Agreement.

6.
Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

- A 1 -

SCHEDULE B
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT
UNDER SECTION 182 OF THE ONTARIO BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Arrangement” means the arrangement of Copernic made pursuant to the provisions of Section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Article 6 hereof or made at the direction of the Court in the Interim Order or Final Order, as the case may be;

“Arrangement Agreement” means the arrangement agreement dated August 25, 2010 between Copernic, Comamtech and Harris and any amendment thereto made in accordance with such arrangement agreement pursuant to which such parties have proposed to implement the Arrangement;

“Arrangement Resolution” means the resolution of Copernic’s Shareholders approving the Arrangement;

“Articles of Arrangement” means the articles of arrangement of Copernic to be filed with the Director in connection with the Arrangement, which shall be in a form and content satisfactory to Copernic and Harris, each acting reasonably;

“Assignment and Assumption Agreement” means the assignment and assumption agreement to be entered into between Copernic, Comamtech and Harris to be dated as of the Effective Date and substantially in the form annexed to the Arrangement Agreement;

“Business Day” means any day, other than a Saturday, Sunday or any other day on which the principal chartered banks located in Montreal, Québec, or Toronto, Ontario are not open for business during normal banking hours;

“Certificate of Arrangement” means the certificate to be issued by the Director pursuant to Section 183 of the OBCA giving effect to the Arrangement;

“Comamtech” means Comamtech Inc., a corporation incorporated under the laws of the Province of Ontario;

“Comamtech Option” means an option to purchase Comamtech Shares under the Comamtech Stock Option Plan;

“Comamtech Shares” means the common shares in the capital of Comamtech;

- B 1 -

“Comamtech Stock Option Plan” means the stock option plan of Comamtech as approved at the Copernic Meeting, the terms and conditions of which are the same as the terms and conditions of the Copernic Stock Option Plan, with the necessary changes;

“Copernic” means Copernic Inc., a corporation incorporated under the laws of the Province of Ontario;

“Copernic Assigned Assets and Assumed Liabilities” means, collectively, the “Assigned Assets” and the “Assumed Liabilities”, as such terms are defined in the Assignment and Assumption Agreement;

“Copernic Existing Shares” means any and all common shares of Copernic;

“Copernic Meeting” means the special meeting of Copernic’s Shareholders (including any adjournments or postponements thereof) to be held to consider and, if deemed advisable, to, inter alia, approve the Arrangement;

“Copernic New Non-Voting Shares” has the meaning ascribed thereto in Section 3.1.1(b) hereof;

“Copernic New Voting Shares” has the meaning ascribed thereto in Section 3.1.1(a) hereof;

“Copernic Option” means an option to purchase Copernic Existing Shares granted under the Copernic Stock Option Plan or any other right, option or agreement to purchase Copernic Existing Shares;

“Copernic’s Shareholders” means the holders of all issued and outstanding Copernic Existing Shares as of the Record Date;

“Copernic Stock Option Plan” means the stock option plan of Copernic as adopted in 1999, as amended from time to time;

“Court” means the Ontario Superior Court of Justice, Commercial List;

“Depositary” means Equity Transfer & Trust Company, or such other person as may be designated by Copernic, or its officers, and set out in the Letter of Transmittal;

“Director” has the meaning ascribed thereto by the OBCA on the date hereof;

“Dissent Rights” has the meaning ascribed thereto in Section 4.1.1 hereof;

“Dissenting Copernic Shareholder” means a holder of Copernic Existing Shares who properly dissents in respect of the Arrangement in strict compliance with the procedures for exercising Dissent Rights and does not withdraw such dissent prior to the Effective Time;

“Effective Date” means the date shown on the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. (Montreal time) on the Effective Date;

“Final Order” means the final order of the Court in a form acceptable to Copernic and Harris, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Copernic and Harris, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Copernic and Harris, each acting reasonably) on appeal;

“Harris” means N. Harris Computer Corporation, a corporation incorporated under the laws of the Province of Ontario;

- B 2 -

“Interim Order” means the interim order of the Court in a form acceptable to Copernic and Harris, each acting reasonably, providing for, among other things, the calling and holding of the Copernic Meeting, as such order may be amended by the Court (with the consent of Copernic and Harris, each acting reasonably) or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Copernic and Harris, each acting reasonably) on appeal;

“Letter of transmittal” means the letter of transmittal detailing the manner in which Copernic’s Shareholders must deliver certificates representing Copernic Existing Shares to receive certificates representing Comamtech Shares issuable to them pursuant to the Arrangement;

“OBCA” means the Ontario Business Corporations Act, R.S.O. (1990), c. B.16 from time to time amended or re-enacted;

“Parties” means Copernic, Comamtech and Harris, and “Party” means any one of them;

“Person” includes any individual, firm, partnership, limited liability company, unlimited liability company, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement, as it may be amended pursuant to Article 6 hereof or at the direction of the Court in the Interim Order or the Final Order, as the case may be;

“Record Date” means September 25, 2010;

“Share Closing” means the completion of the Share Transaction pursuant to the Share Purchase Agreement;

“Share Purchase Agreement” means the share purchase agreement to be entered into between Copernic, Comamtech and Harris to be dated as of the Effective Date and substantially in the form annexed to the Arrangement Agreement; and

“Share Transaction” means the sale by Comamtech and the purchase by Harris of all of the outstanding Copernic New Voting Shares, in the manner provided for in and pursuant to the Share Purchase Agreement.

1.2	Sections and Headings

The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to articles or sections refers to the specified articles or sections of this Plan of Arrangement.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa and words importing any gender include both genders.

1.4	Date of Any Action

In the event that any date on which any action is required to be taken under this Plan of Arrangement is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

- B 3 -

1.5	Time

Time shall be of the essence in this Plan of Arrangement.

ARTICLE 2
BINDING EFFECT

2.1	Binding Effect

2.1.1
This Plan of Arrangement, within the meaning of Section 182 of the OBCA, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective on, and be binding on and after, the Effective Time on (i) Copernic, (ii) Comamtech, (iii) Harris, (iv) all registered and beneficial owners of Copernic Existing Shares, and (v) all holders of Copernic Options, in each case without any further authorisation, act or formality, on the part of the parties participating in the Plan of Arrangement, the Court or the Director.

2.1.2	None of the provisions of this Plan of Arrangement shall become effective unless all of the provisions of this Plan of Arrangement shall become effective.

2.1.3
The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective on the Effective Date and that each of the provisions of Article 3 below has become effective in the sequence set out therein and each section will be deemed to be completed prior to the provisions of the next section.

ARTICLE 3
ARRANGEMENT

Pursuant to the Arrangement, the following transactions shall occur and shall be deemed to occur without any further authorization, act or formality at the Effective Time (unless otherwise specified), in the following order:

3.1	Transfer of Copernic Existing Shares and Exchange of the Copernic Options

3.1.1	The share capital of Copernic shall be amended in order to:

(a)	create a new class of common shares, being the Class A Common Shares, the rights, privileges, restrictions and conditions of which are provided in Schedule A hereof (the “Copernic New Voting Shares”);

(b)
create a new class of non-voting common shares, being the Exchangeable Shares, exchangeable, in accordance with this Plan of Arrangement, for the Comamtech Shares on a one-for-one basis, the rights, privileges, restrictions and conditions of which are provided in Schedule A hereof (the “Copernic New Non-Voting Shares”).

3.1.2	Each issued and outstanding Copernic Existing Share (other than Copernic Existing Shares which are held by Dissenting Copernic Shareholders) shall be exchanged into one Copernic New Non-Voting Share.

3.1.3	One (1) Copernic New Voting Share shall be issued to Comamtech for consideration equal to the fair market value of such share.

- B 4 -

3.1.4	The Copernic Existing Shares (other than Copernic Existing Shares which are held by Dissenting Copernic Shareholders) shall be cancelled from the share capital of Copernic.

3.1.5
Subject to the provisions of Section 4.1, all Copernic Existing Shares held by Dissenting Copernic Shareholders shall be deemed to have been cancelled and cease to be outstanding without any further act or formality and such Dissenting Copernic Shareholders shall immediately cease to have any rights as holders of Copernic Existing Shares other than the right to be paid the fair value of their Copernic Existing Shares as set out in Section 4.1.

3.1.6	With respect to each Copernic Existing Share exchanged or cancelled pursuant to Sections 3.1.2, 3.1.4 and 3.1.5:

(a)
the registered holder thereof shall cease to be the holder of such Copernic Existing Share and such holder’s name shall be removed from Copernic’s register of shareholders, as of the Effective Time; and

(b)
the certificate representing such Copernic Existing Share shall be deemed to have been cancelled as of the Effective Time and the holder thereof shall be deemed to have executed and delivered all consents, releases, assignments, waivers, statutory or otherwise, required for the cancellation of the Copernic Existing Share.

3.1.7	Each Copernic New Non-Voting Share shall be exchanged for one Comamtech Share.

3.1.8	Each Copernic New Non-Voting Share, then held by Comamtech, shall be converted into one Copernic New Voting Share.

3.1.9	The Copernic New Non-Voting Shares shall be cancelled from the share capital of Copernic.

3.1.10	Comamtech shall adopt the Comamtech Stock Option Plan which shall become effective.

3.1.11	Each Copernic Option shall be exchanged for one Comamtech Option and, following such exchange, all Copernic Options shall be cancelled and terminated.

3.1.12	The Copernic Stock Option Plan shall be terminated.

3.1.13
All holders of Comamtech Options not employed by Comamtech after the Effective Time shall be deemed to be optionees that have ceased to be employed or retained by Comamtech and shall be treated in accordance with Section 6.1 of the Copernic Stock Option Plan.

3.2	Copernic Assigned Assets and Assumed Liabilities

3.2.1
Copernic, Comamtech and Harris shall enter into the Assignment and Assumption Agreement and the Copernic Assigned Assets and Assumed Liabilities shall be transferred by Copernic to Comamtech or assumed by Comamtech, as the case may be, on the terms and subject to the conditions set forth in the Assignment and Assumption Agreement.

- B 5 -

3.3	Share Transaction

3.3.1
Copernic, Harris and Comamtech shall enter into the Share Purchase Agreement and the Share Closing shall occur upon which all of the Copernic New Voting Shares shall be transferred by Comamtech to Harris on the terms and subject to the conditions set forth in the Share Purchase Agreement.

3.4	Steps of the Arrangement

Except as expressly provided in this Plan or in the Final Order, each step of the Arrangement set out in Sections 3.1 to 3.3 shall be conditional on the prior step having first been completed.

ARTICLE 4
RIGHTS OF DISSENT

4.1	Rights of Dissent

4.1.1
Holders of Copernic Existing Shares may exercise rights of dissent with respect to such Copernic Existing Shares pursuant to and in the manner set forth in Section 185 of the OBCA and this Section 4.1 (the “Dissent Rights”) in connection with the Arrangement as the same may be modified by the Interim Order or the Final Order; provided that, notwithstanding Subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in Subsection 185(6) of the OBCA must be received by Copernic before 5:00 p.m. on the Business Day preceding the Copernic Meeting.

4.1.2	Holders of Copernic Existing Shares who duly exercise such rights of dissent and who:

(a)
are entitled to be paid fair value for their Copernic Existing Shares which shall be deemed to have been cancelled and cease to be outstanding as of the Effective Time, the whole in accordance with Section 3.1.5, shall be paid an amount equal to such fair value by Copernic and shall be deemed to have transferred such Copernic Existing Shares to Copernic at the Effective Time; or

(b)
for any reason are not entitled to be paid fair value for their Copernic Existing Shares shall be deemed to have participated in the Arrangement on the same basis as any non dissenting holder of Copernic Existing Shares as at and from the Effective Time;

and in no case shall Copernic or any other person be required to recognize such holders as holders of Copernic Existing Shares after the Effective Time, and the names of such holders of Copernic Existing Shares shall be deleted from the register of shareholders of Copernic Existing Shares at the Effective Time.

4.1.3
For the purpose of this Article 4, the fair value of the Copernic Existing Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by Copernic’s Shareholders at the Copernic Meeting.

4.1.4
In addition to any other restrictions under Section 185 of the OBCA and for greater certainty, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Copernic Options and (ii) holders of Copernic Existing Shares who vote, or who have instructed a proxyholder to vote and have not revoked such vote or instructions, in favour of the Arrangement.

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ARTICLE 5
OUTSTANDING CERTIFICATES

5.1	Outstanding Certificates

5.1.1
From and after the Effective Time, certificates formerly representing Copernic Existing Shares that were exchanged under Article 3 shall represent only the right to receive Comamtech Shares to which the former holders of Copernic Existing Shares, and thereafter of the Copernic New Non-Voting Shares, are entitled under Article 3.

5.1.2
On the Effective Date, prior to the filing of the Articles of Arrangement with the Director, Comamtech shall provide to the Depositary an irrevocable order authorizing the Depositary, as the registrar and transfer agent of the Comamtech Shares, to issue certificates representing the aggregate number of Comamtech Shares to which the former holders of Copernic Existing Shares are entitled in accordance with the terms of the Arrangement. Subject to 5.1.5, and the aforementioned irrevocable treasury order, the Depositary shall be considered to hold such Comamtech Shares, to which former holders of Copernic Existing Shares are entitled, for the sole benefit of such former holders of Copernic Existing Shares. The Depositary shall cause to be forwarded as soon as practicable following the Effective Date to each former holder of Copernic Existing Shares that has deposited with the Depositary a duly completed and executed Letter of Transmittal, together with the share certificates representing the holder’s Copernic Existing Shares and such other documents and instruments as the Depositary may reasonably require, the Comamtech Shares which such former holder of Copernic Existing Shares has the right to receive under the Arrangement. The certificates representing the Comamtech Shares issued pursuant to the Arrangement shall be forwarded by the Depositary by first class mail, postage pre-paid, to the person and at the address specified in the relevant Letter of Transmittal or, if no address has been specified therein, at the address specified for the particular holder in the register of holders of Copernic Existing Shares. Certificates mailed pursuant hereto will be deemed to have been delivered at the time of delivery thereof to the post office.

5.1.3
Former holders of Copernic Existing Shares shall not be entitled to any interest, distribution, premium or other payment on or with respect to the Copernic Existing Shares other than the Comamtech Shares which they are entitled to receive pursuant to this Plan of Arrangement.

5.1.4
Holders of Copernic Existing Shares shall not receive Comamtech Shares or any dividends or other distributions which may be declared thereon after the Effective Date until they submit the certificates for their Copernic Existing Shares to the Depositary along with a duly completed Letter of Transmittal. All dividends or other distributions, if any, made with respect to any Comamtech Shares allotted and issued pursuant to the Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary, in trust, for the registered holder thereof.

5.1.5
Until surrendered as contemplated by Section 5.1.2, each certificate which immediately prior to the Effective Time represented Copernic Existing Shares shall be deemed after the Effective Time to represent only the right to be exchanged for Comamtech Shares, except for certificates representing Copernic Existing Shares held by Dissenting Copernic Shareholders, which shares are cancelled pursuant to Section 3.1.5 and represent only the right to be paid their fair value as set out in Section 4.1; provided, however, that any certificate formerly representing Copernic Existing Shares that is not deposited with the Depositary on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such Copernic Existing Shares to receive Comamtech Shares (and any dividend paid thereon and held in trust by the Depositary). In such case, such Comamtech Shares shall be returned by the Depositary to Comamtech for cancellation together with all dividends thereon held for such holder.

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5.1.6
If any certificate which immediately prior to the Effective Time represented one or more outstanding Copernic Existing Shares that were exchanged pursuant to Article 3 hereof has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the registered holder thereof shall, as a condition precedent to the receipt of any Comamtech Shares to be issued to such person, provide to Comamtech a bond, in form and substance satisfactory to Comamtech, or otherwise indemnify Comamtech to its satisfaction, in its sole and absolute discretion, against any claim that may be made against Comamtech with respect to the certificate alleged to have been lost, stolen or destroyed.

ARTICLE 6
AMENDMENTS

6.1	Amendments to Plan of Arrangement

6.1.1
Copernic reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by Harris, (iii) filed with the Court and, if made following the Copernic Meeting, approved by the Court and (iv) communicated to holders of Copernic Existing Shares if and as required by the Court.

6.1.2
Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Copernic at any time prior to the Copernic Meeting (provided that Harris shall have consented thereto), and if so proposed and approved by the persons voting at the Copernic Meeting (as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.1.3
Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Copernic Meeting shall be effective without the approval of the holders of Copernic Existing Shares but only if it is consented to by each of Copernic and Harris in writing.

6.1.4
Notwithstanding Section 6.1.3, any amendment, modification or supplement to this Plan of Arrangement may be made by Corpernic and Harris, acting jointly, following the Copernic Meeting, provided that it concerns a matter which, in the reasonable opinion of each of Harris and Copernic, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any of the holders of Copernic Existing Shares.

6.1.5	This Plan of Arrangement may be withdrawn prior to the Effective Date in accordance with the terms of the Arrangement Agreement.

ARTICLE 7
FURTHER ASSURANCES

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement and shall become effective without any further act or formality,

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each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

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SCHEDULE A
TO PLAN OF ARRANGEMENT

TERMS OF THE COPERNIC NEW VOTING SHARES AND
COPERNIC NEW NON-VOTING SHARES

The authorized share capital of Copernic Inc. (the “Corporation”) shall be amended by the creation of an unlimited number of Class A Common Shares and an unlimited number of Exchangeable Shares, such that the authorized share capital of the Corporation shall after such amendment consist of an unlimited number of Common Shares, an unlimited number of Class A Common Shares and an unlimited number of Exchangeable Shares.

For the purposes hereof, any capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Arrangement Agreement entered into between the Corporation, Comamtech Inc. and N. Harris Computer Corporation on August 25, 2010.

CLASS A COMMON SHARES AND
EXCHANGEABLE SHARES

A.	CLASS A COMMON SHARES

The number of Class A Common Shares without nominal or par value shall be unlimited and the consideration, added to the stated capital account maintained for these shares, shall also be unlimited; the following rights, privileges, restrictions and conditions shall attach thereto:

1.
Voting right.  The holders of Class A Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to one vote in respect of each Class A Common Share held at all such meetings.

2.
Dividends. The holders of the Class A Common Shares, and pari passu with the holders of the Common Shares, shall be entitled to receive and participate rateably in any dividends declared by the board of directors of the Corporation.

3.
Remaining property. In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purposes of winding up its affairs, the holders of the Class A Common Shares shall participate rateably, pari passu with the holders of the Common Shares and the Exchangeable Shares, in the distribution of the assets of the Corporation.

B.	EXCHANGEABLE SHARES

The number of Exchangeable Shares without nominal or par value shall be unlimited and the consideration, added to the stated capital account maintained for these shares, shall also be unlimited; the following rights, privileges, restrictions and conditions shall attach thereto:

4.
Voting right.  Subject to the provisions of the Business Corporations Act (Ontario), holders of Exchangeable Shares shall not be entitled, in that capacity alone, to vote at meetings of shareholders of the Corporation, to attend same or to receive notice thereof.

5.	Dividends. The holders of the Exchangeable Shares shall not be entitled to receive or participate in any dividends declared by the board of directors of the Corporation.

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6.
Remaining property. In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purposes of winding up its affairs, the holders of the Exchangeable Shares shall participate rateably, pari passu with the holders of the Common Shares and Class A Common Shares, in the distribution of the assets of the Corporation.

7.	Exchangeable right.

(a)
The Corporation shall, immediately after the issuance of the Exchangeable Shares in accordance with the Plan of Arrangement (the “Exchange Date”), exchange all of the then outstanding Exchangeable Shares for fully paid and non-assessable common shares (the “Comamtech Shares”) of Comamtech Inc. (“Comamtech”), on the basis of one (1) Comamtech Share for each Exchangeable Share, without payment by the holders thereof of any additional consideration.

(b)
Except as provided in the Plan of Arrangement or as otherwise determined by the Corporation, no notice of exchange or other act or formality on the part of the Corporation or the holder of an Exchangeable Share shall be required to exchange the Exchangeable Shares.

(c)
Immediately after the issuance of the Exchangeable Shares at the Effective Time, and subject to the delivery to and receipt by the Depository of the Comamtech Shares, each Exchangeable Share shall irrevocably be deemed to be exchanged, the Corporation shall be fully and completely discharged from its obligations toward the holders of such Exchangeable Shares immediately prior to their exchange provided for in paragraph B.7(a) with respect to the Exchangeable Shares, and the rights of such holders of the Exchangeable Shares shall be limited to receiving from the Depositary the Comamtech Shares in accordance with the Plan of Arrangement and as provided herein.

8.	Conversion Right.

(a)
The Corporation shall, immediately after the completion of the exchange  of the Exchangeable Shares in accordance with paragraph 7 above, convert all of the then outstanding Exchangeable Shares into fully paid and non-assessable Class A Common Shares, on the basis of one (1) Class A Common Share for each Exchangeable Share, without payment by Comamtech of any additional consideration.

(b)
Except as provided in the Plan of Arrangement or as otherwise determined by the Corporation, no notice of conversion or other act or formality on the part of the Corporation or Comamtech shall be required to convert the Exchangeable Shares.

(c)
Immediately after the completion of the conversion described in paragraph B8(a) above, each Exchangeable Share shall irrevocably be deemed to be converted for one (1) Class A Common Share and cancelled, the Corporation shall be fully and completely discharged from its obligations with respect to the Exchangeable Shares, and the rights of Comamtech shall be limited to receiving from the Corporation the Class A Common Shares, in accordance with the Plan of Arrangement and as provided herein.

9.
Modification. The Exchangeable Shares shall not be convertible, no share having the same rank as or higher than the Exchangeable Shares may be created and the provisions relating to the Exchangeable Shares or relating to other classes of shares may not be modified so as to confer on such shares rights or privileges that are equal to or greater than those attached to the Exchangeable Shares (except in each case for the Class A

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Common Shares), unless such conversion, creation or modification has been approved by the vote of not less than 2/3 of the Exchangeable Shares represented by their holders who are present or represented at a special meeting of such holders convened for such purpose.

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SCHEDULE C
INTERIM ORDER

Court File No.: CV-10-8897-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

THE HONOURABLE JUSTICE MORAWETZ	)))	MONDAY, THE 27th DAY OF SEPTEMBER, 2010

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE *BUSINESS CORPORATIONS ACT* (ONTARIO), R.S.O. 1990, CHAPTER B. 16, AS AMENDED, AND UNDER RULE 14.05(2) AND RULE 14.05(3)(f) AND RULE 38 OF THE *RULES OF CIVIL PROCEDURE*

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING COPERNIC INC.

COPERNIC INC.

Applicant

INTERIM ORDER

THIS MOTION, made by the applicant Copernic Inc. ("Copernic") for an interim order for advice and directions pursuant to section 182(5) of the *Business Corporations Act*, R.S.O. 1990, c. B. 16, as amended (the "OBCA") was heard this day at 330 University Avenue, 8th Floor, Toronto, Ontario, M5G 1R7.

ON READING the notice of application, the notice of motion and the affidavit of Marc Ferland sworn September 22, 2010 and the exhibits attached thereto (the "Ferland Affidavit"), including the Plan of Arrangement, which is attached as Schedule B to Copernic's draft management information circular (the "Circular"), which is attached as Exhibit A to the

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Ferland Affidavit, and on hearing the submissions of counsel for Copernic and counsel for N. Harris Computer Corporation ("Harris"),

Definitions

1. **THIS COURT ORDERS** that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Circular or otherwise as specifically defined herein.

The Meeting

2. **THIS COURT ORDERS** that Copernic is permitted to call, hold and conduct the Meeting on October 25, 2010, in order for the Shareholders to consider and, if determined advisable, pass the Arrangement Resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement.

3. **THIS COURT ORDERS** that the Meeting shall be called, held and conducted in accordance with the OBCA, the Notice of Meeting, which accompanies the Circular, and the articles and by-laws of Copernic, subject to what may be provided hereafter and subject to further order of this Honourable Court.

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5. **THIS COURT ORDERS** that the only persons entitled to attend or speak at the Meeting shall be:

(a) the Shareholders as of the Record Date, or their respective proxy holders;

(b) the officers, directors, auditors and advisors of Copernic; and

(c) other persons who may receive the permission of the Chair of the Meeting.

6. **THIS COURT ORDERS** that Copernic may transact such other business at the Meeting as is contemplated in the Circular, or as may otherwise be properly before the Meeting.

Amendments to the Arrangement and Plan of Arrangement

7. **THIS COURT ORDERS** that Copernic is authorized to make, subject to the terms of the Arrangement Agreement, and paragraph 8 below, such amendments, modifications or supplements to the Arrangement or Plan of Arrangement as it may determine without any additional notice to the Shareholders, or others entitled to receive notice pursuant to this Interim Order, and the Arrangement and Plan of Arrangement as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Honourable Court at the hearing of the application for the final approval of the Arrangement.

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8. **THIS COURT ORDERS** that if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 7 above would, if disclosed, reasonably be expected to affect a Shareholder's decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Honourable Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Copernic may determine.

Amendments to the Circular

9. **THIS COURT ORDERS** that Copernic is authorized to make such amendments, revisions or supplements to the draft Circular as it may determine and the Circular, as so amended, revised or supplemental, shall be the Circular to be distributed in accordance with this Interim Order.

Adjournments and Postponements

10. **THIS COURT ORDERS** that Copernic, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as Copernic may determine is appropriate in the circumstances. This provision shall not limit the authority of the chair of the Meeting in respect of adjournments or postponements.

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Notice of Meeting

11. **THIS COURT ORDERS** that, in order to effect notice of the Meeting, Copernic shall send the Circular (including the notice of application and this Interim Order), the Notice of Meeting, the form of proxy and the Letter of Transmittal, along with such amendments or additional documents as Copernic may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the "Meeting Materials"), to the following:

(a) the registered Shareholders as of the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

(i) by prepaid ordinary or first class mail, or by courier at the addresses of the Shareholders as they appear on the books and records of Copernic, or its registrar or transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of Copernic;

(ii) by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

(iii) by facsimile or electronic transmission to any Shareholder, who is identified to the satisfaction of Copernic, who requests such transmissions in writing and, if required by Copernic, who is prepared to pay the charges for such transmission; and

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(b) non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators; and

(c) the respective directors and auditors of Copernic, by delivery in person, by recognized courier service, by prepaid ordinary or first class mail or, with the consent of the person, by facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting;

and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

12. **THIS COURT ORDERS** that, in the event that Copernic elects to distribute the Meeting Materials, Copernic is hereby directed to distribute the Circular (including the notice of application and this Interim Order), and any other communications or documents determined by Copernic to be necessary or desirable (collectively, the "Court Materials") to the holders of Copernic Options by any method permitted for notice to Shareholders as set forth in paragraphs 11(a) or 11(b) above, concurrently with the distribution described in paragraph 11 of this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of Copernic or its registrar and transfer agent at the close of business on the Record Date.

13. **THIS COURT ORDERS** that accidental failure or omission by Copernic to give notice of the Meeting or to distribute the Meeting Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events

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beyond the reasonable control of Copernic, or the non-receipt of such notice shall, subject to further order of this Honourable Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of Copernic, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

14. **THIS COURT ORDERS** that Copernic is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials as Copernic may determine in accordance with the terms of the Arrangement Agreement ("Additional Information"), and that notice of such Additional Information may, subject to paragraphs 11 and 12, above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as Copernic may determine.

15. **THIS COURT ORDERS** that distribution of the Meeting Materials pursuant to this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within application upon the persons described in paragraphs 11 and 12 above and that those persons are bound by any orders made on the within application. Further, no other form of service of the Meeting Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings or the Meeting to such persons or to any other persons, except to the extent required by paragraph 8, above.

Solicitation and Revocation of Proxies

16. **THIS COURT ORDERS** that Copernic is authorized to use the Letter of Transmittal and proxies substantially in the form of the drafts accompanying the Circular, with such amendments and additional information as Copernic may determine are necessary or

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desirable, subject to the terms of the Arrangement Agreement. Copernic is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. Copernic may waive generally, in its discretion, the time limits set out in the Circular for the deposit or revocation of proxies by Shareholders, if Copernic deems it advisable to do so.

17. **THIS COURT ORDERS** that registered Shareholders shall be entitled to revoke their proxies in accordance with section 110(4) of the OBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to section 110(4) of the OBCA: (a) may be deposited at the registered office of Copernic as set out in the Circular; and (b) any such instruments must be received by Copernic no later than the last business day preceding the day of the Meeting at which the proxy is to be used, or any adjournment or postponement thereof.

Voting

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signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

19. **THIS COURT ORDERS** that votes shall be taken at the Meeting on the basis of one vote per common share and that in order for the Plan of Arrangment to be implemented, subject to further order of this Honourable Court, the Arrangement Resolution must be passed, with or without variation, by at least two-thirds of the votes cast in respect of the Arrangement Resolution at the Meeting in person or by proxy by the Shareholders. Such votes shall be sufficient to authorize and direct Copernic to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Honourable Court.

20. **THIS COURT ORDERS** that in respect of matters properly brought before the Meeting pertaining to items of business affecting Copernic (other than in respect of the Arrangement Resolution), each Shareholder is entitled to one vote for each voting common share held.

Dissent Rights

21. **THIS COURT ORDERS** that each registered Shareholder shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 185 of the OBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, any Registered Shareholder who wishes to dissent in respect of the Arrangement Resolution must provide a Dissent Notice to Copernic, which written objection must be received by Copernic not later than 5:00 p.m. (EDT) on the

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Business Day immediately preceding the Meeting (or any adjournment or postponement thereof), and must otherwise strictly comply with the requirements of the OBCA.

22. **THIS COURT ORDERS** that Copernic shall be required to offer to pay fair value, determined as at the close of business on the Business Day immediately preceding the Meeting (or any adjournment or postponement thereof), for voting common shares held by Shareholders who duly exercise Dissent Rights, and to pay the amount to which such Shareholders may be entitled pursuant to the terms of the Arrangement Agreement and Plan of Arrangement.

23. **THIS COURT ORDERS** that any Shareholder who duly exercises such Dissent Rights set out in paragraph 21 above and who:

(a) is ultimately determined by this Honourable Court to be entitled to be paid fair value for his, her or its voting common shares, shall be deemed to have transferred those voting common shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to Copernic for cancellation in consideration for a payment of cash from Copernic equal to such fair value; or

(b) is for any reason ultimately determined by this Honourable Court not to be entitled to be paid fair value for his, her or its voting common shares pursuant to the exercise of the Dissent Right, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Shareholder;

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but in no case shall Copernic or any other person be required to recognize such Shareholders as holders of voting common shares of Copernic at or after the date upon which the Arrangement becomes effective and the names of such Shareholders shall be deleted from Copernic's register of Shareholders at that time.

Hearing of Application for Approval of the Arrangement

24. **THIS COURT ORDERS** that upon approval by the Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, Copernic may apply to this Honourable Court for final approval of the Arrangement.

25. **THIS COURT ORDERS** that distribution of the notice of application and this Interim Order in the Circular, when sent in accordance with paragraphs 11 and 12, shall constitute good and sufficient service of the notice of application and this Interim Order and no other form of service need be effected and no other material need be served unless a notice of appearance is served in accordance with paragraph 26.

26. **THIS COURT ORDERS** that any notice of appearance served in response to the notice of application shall be served on the solicitors for Copernic, with a copy to counsel for Harris, as soon as reasonably practicable, and in any event, no less than 5 days before the hearing of the application at the following addresses:

FASKEN MARTINEAU DUMOULIN LLP
Barristers and Solicitors
333 Bay Street, Suite 2400
Bay Adelaide Centre, Box 20
Toronto, Ontario M5H 2T6
Attention: Samuel R. Rickett and Christine P. Tabbert

MCCARTHY, TETRAULT LLP
Barristers and Solicitors
TD Bank Tower

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66 Wellington Street West
Suite 5300
Toronto, ON M5K 1E6
Attention: Geoff R. Hall

27. **THIS COURT ORDERS** that, subject to further order of this Honourable Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

(a) the lawyers for Copernic;

(b) the lawyers for Harris; and

(c) any person who has served and filed a notice of appearance herein in accordance with this Interim Order.

28. **THIS COURT ORDERS** that any materials to be filed by Copernic in support of the within application for final approval of the Arrangement may be filed up to one day prior to the hearing of the application without further order of this Honourable Court.

29. **THIS COURT ORDERS** that in the event that the application does not proceed on the date set forth in the notice of application, and is adjourned, only those persons who served and filed a notice of appearance in accordance with paragraph 26 shall be entitled to be given notice of the adjourned date.

Precedence

30. **THIS COURT ORDERS** that to the extent of any inconsistency or discrepancy between this Interim Order, and the terms of any instrument creating, governing or collateral to the voting common shares, or the articles or by-laws of Copernic, this Interim Order shall govern.

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Service and Filing

31. **THIS COURT ORDERS THAT** the time for service and filing of the notice of motion and motion record be and is hereby abridged, that the notice of motion is properly returnable today and that service of the notice of motion and motion record on any of the Shareholders or any other interested person is hereby dispensed with.

Extra-Territorial Assistance

32. **THIS COURT** seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order.

Variance

33. **THIS COURT ORDERS** that Copernic shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Honourable Court may direct.

ENTERED AT / INSCRIT À TORONTO
ON / BOOK NO:
LE / DANS LE REGISTRE NO.:

SEP 27 2010

PER / PAR:

DM_TOR/267059-00046/3832205.6

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE OBCA

COPERNIC INC.

Applicant

Court File No. CV-10-8897-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST
Proceedings commenced at Toronto

INTERIM ORDER

FASKEN MARTINEAU DuMOULIN LLP
Barristers and Solicitors
333 Bay Street, Suite 2400
Bay Adelaide Centre, Box 20
Toronto, ON M5H 2T6

Samuel R. Rickett (LSUC: 14947B)
Tel: 416 868 3436
Christine P. Tabbert (LSUC: 43594K)
Tel: 416 865 4465

Fax: 416 364 7813

Lawyers for the applicant

DM_TOR/267059-00046/3832205.6

- D -

SCHEDULE D
NOTICE OF APPLICATION

Court File No. CV-10-8897-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE *BUSINESS CORPORATIONS ACT* (ONTARIO), R.S.O. 1990, CHAPTER B. 16, AS AMENDED, AND UNDER RULE 14.05(2) AND RULE 14.05(3)(f) AND RULE 38 OF THE *RULES OF CIVIL PROCEDURE*

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING COPERNIC INC.

COPERNIC INC.

Applicant

NOTICE OF APPLICATION

TO THE RESPONDENT(S)

A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicant. The claim made by the applicant appears on the following page.

THIS APPLICATION will come on for a hearing on Monday, November 1, 2010, at 10:00 a.m., at 330 University Avenue, 8th Floor, Toronto, Ontario, M5G 1R7.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the *Rules of Civil Procedure*, serve it on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least four days before the hearing.

DM_TOR/267059-00046/3832232.1

- 2 -

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Dated: September 22, 2010

Issued by ______________________
Local Registrar

Address of court office: 330 University Avenue
7th Floor
Toronto, Ontario
M5G 1R7

TO: **MCCARTHY, TETRAULT LLP**
Barristers and Solicitors
TD Bank Tower
66 Wellington Street West
Suite 5300
Toronto, ON
M5K 1E6

Geoff R. Hall
Tel: 416 601 7856
Fax: 416 868 0673

Lawyers for N. Harris Computer Corporation

DM_TOR/267059-00046/3832232.1

APPLICATION

1. The applicant makes application for:

   (a) an interim order for directions pursuant to section 182(5) of the *Business Corporations Act*, R.S.O. 1990, c. B. 16, as amended (the "OBCA");

   (b) an order approving the proposed plan of arrangement of Copernic Inc. under section 182 of the OBCA; and

   (c) such further and other relief as this Honourable Court may deem just.

2. The grounds for the application are:

   (a) all statutory requirements under the OBCA have been fulfilled;

   (b) the Arrangement (as that term is defined in the draft Management Information Circular attached as Exhibit "A" to the affidavit of Marc Ferland sworn September 22, 2010) is in the best interests of, and fair to, the voting Shareholders of Copernic Inc.;

   (c) section 182 of the OBCA;

   (d) Rules 14.05(2), 14.05(3)(f), 17.02(n), 17.02(o), 38 and 39 of the Rules of Civil Procedure; and

   (e) such further and other grounds as to this Honourable Court may seem just.

3. The following documentary evidence will be used at the hearing of the application:

DM_TOR/267059-00046/3832232.1

- 4 -

(a) the affidavit of Marc Ferland sworn September 22, 2010;

(b) a supplementary affidavit to be sworn following the completion of the Meeting (as that term is defined in the draft Management Information Circular attached as Exhibit "A" to the affidavit of Marc Ferland sworn September 22, 2010); and

(c) such further and other evidence as counsel may advise and this Honourable Court may permit.

September 22, 2010

FASKEN MARTINEAU DuMOULIN LLP
Barristers and Solicitors
333 Bay Street, Suite 2400
Bay Adelaide Centre, Box 20
Toronto, ON M5H 2T6

Samuel R. Rickett (LSUC: 14947B)
Tel: 416 868 3436
Christine P. Tabbert (LSUC: 43594K)
Tel: 416 865 4465

Fax: 416 364 7813

Lawyers for the applicant

DM_TOR/267059-00046/3832232.1

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE OBCA

COPERNIC INC.

Applicant

Court File No. CV-10-8897-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST
Proceedings commenced at Toronto

NOTICE OF APPLICATION

FASKEN MARTINEAU DuMOULIN LLP
Barristers and Solicitors
333 Bay Street, Suite 2400
Bay Adelaide Centre, Box 20
Toronto, ON M5H 2T6

Samuel R. Rickett (LSUC: 14947B)
Tel: 416 868 3436
Christine P. Tabbert (LSUC: 43594K)
Tel: 416 865 4465

Fax: 416 364 7813

Lawyers for the applicant

DM_TOR/267059-00046/3832232.1

- E -

SCHEDULE E
FAIRNESS OPINION

Private & Confidential
Montréal, August 25th , 2010
Mr. Larry Yelin
Attorney
Chairman of the Independent Committee of the Board of Directors
Copernic inc.
2000 McGill College Ave, Suite 1460
Montreal, QC H3A 3H3
Object: Final Fairness Opinion –Sale of Copernic

Dear Sir,

As per your request and the terms of our engagement letter of April 30th, 2010, we are pleased to issue this Final Fairness Opinion for the proposed Transaction by Comamtech  inc. (‘’Comamtech’’)to sell all the shares and intellectual property of Copernic inc. (‘’Copernic’’)to N. Harris ComputerPurchaser’’)as ofCorp.October 31st , (‘’2010, the Transaction Closing Date. Comamtech is a company that will be created to own all the shares of Copernic) and a debenture issued by Empresario Ltd It should be noted that the Report Date has been set as at August 25th , 2010 based upon the information available at the time the report was prepared and corresponds to the Valuation Date as opposed to the Transaction Closing Date. The present Fairness Opinion will be used in the information circular sent to Copernic Shareholders. This opinion follows Appendix B to Standard 110 of the Practice Standards of the Canadian Institute of Chartered Business Valuators (CICBV).

Unless noted otherwise, all amounts are expressed in US Dollars.

The value term used is Fair MarketMV’’)Valueand can be defined(‘’Fas the highest price available in an open and unrestricted market, between prudent, willing and well-informed parties acting at arms’ length, under no compulsion of cash. The FMV should include any premium a special interest purchaser might be willing to pay. A special interest purchaser can be defined as an acquirer that would benefit from significant post-acquisition synergies, cost reductions and strategic advantages after the target company has been integrated within the operations of the acquirer.

Copernic is a publicly trading company on the NASDAQ Small Cap Stock Exchange. The market share price might or might not reflect the FMV of the company. Over the last 6 quarters, the stock price of Copernic has followed the following behavior:

	Average Daily
Period		Low	High	Closing
	Volume
Q1-2009	2,993	$0.77	$1.47	$1.33
Q2-2009	5,832	$1.05	$3.36	$2.17
Q3-2009	6,386	$1.40	$2.26	$1.88
Q4-2009	19,670	$1.70	$4.50	$2.70
Q1-2010	5,321	$2.46	$2.96	$2.77
Q2-2010	4,544	$2.30	$3.13	$2.30

Using a stock price of $2.6195 per share (average closing price for the 20 trading days before the Valuation Date) and the number of shares, on a diluted basis, at the Valuation Date of 2,091,913, the market capitalization is $5,479,766.

Fairness Opinion - Conclusion

Based upon the assumptions, limitations, qualifications, restrictions, scope of review and valuation methodologies defined therein, the conclusion is that the present value of the consideration received by Comamtech for Copernic, expressed in terms of cash, is $7,083k. On the other hand, the FMV of the operations of Copernic, including the Net Tangible Assets, has been determined to be $6.6M. The stock market price of Copernic leads to a value of $4.7M for the operations of Copernic. The value of the consideration received is above the FMV and significantly above the market value of the operations of Copernic. As a matter of fact, the Purchaser might be willing to pay some extra premium since it can benefit very quickly from the various carry forward losses transferred through the share sale of Copernic. Finally, the value of Comamtech (sum of Copernic and the debenture issued by Empresario) is $9.9M. As such, this transaction is fair, from a financial point of view, to all shareholders of Copernic.

Qualifications, restrictions and limitations

1-
All documentation exchanged during this engagement including draft fairness opinion and final fairness opinion are not intended for any other purpose than stated in the introduction and should not be reproduced and shared to third parties without our written permission, which permission shall not be unreasonably withheld. For the sake of this engagement, it is understood that the addressees of the reports are Copernic’smanagement and Board of Directors.

2-
ModelCom cannot be held liable for any losses, damages or claims occasioned to Copernic, its officers, its directors, its shareholders or employees arising from any misuse of the information and reports provided.

3-	ModelCom reserves the right to make revisions to issued opinions if new information becomes available, as at the Valuation Date, that would impact the valuation conclusions.

4-	ModelCom’s liabilitywill be limited to the fees charged and collected for this engagement.
5-
Based upon the information provided by the management of Copernic, there is no known transaction costs that are contingent on the success of this transaction and all transaction costs that are contemplated as part of this transaction are normal and in line with this type of transaction and no attempt is made to accurately quantify these transaction costs at the Valuation Date.

Statement of independence
ModelCom is acting independently and has no contingent fees with Copernic. In 2008, ModelCom has provided consulting services to Copernic in the elaboration of financialmodels to assist in the forecasting of cash analysis of some scenarios. These services have been provided under a distinct agreement and for other purposes than the enclosed proposal. However, it is understood thatCopernic’s management has used these tools business units as well as providing a sound approach of allocating balance sheet information between the business units.

In 2009 and 2010, ModelCom has:

1- issued a Fairness Opinion to the Board of Directors of Copernic regarding the acquisition of waste-to-energy assets from two Canadian companies;
2- issued a Valuation Report allowing the management of Copernic to conclude on the Goodwill Impairment Test of the Copernic Desktop Search business unit for the fiscal year 2008;
3- issued a Fairness Opinion to the Board of Directors of Copernic regarding the sales of the assets of Mamma.com by Copernic;
4- issued a Draft Valuation Report and Draft Fairness Opinion to Copernic regarding a proposed transaction that did not close;
5- issued a Valuation Report allowing the management of Copernic to conclude on the Goodwill Impairment Test of the Copernic Desktop Search business unit for the fiscal year 2009.

These mandates have no relation with the present assignment.

Scope of review

To reach a valuation conclusion, ModelCom relied on information provided by Copernic. Here is the list of documents reviewed:

1- Letter of Intent between Copernic and Purchaser to execute the Transaction;
2- Information on the share price of Copernic;
3- Discussions with the management of Copernic;
4- Q2-2010 Copernic quarterly report;
5- Past valuation reports of Copernic.

Description of Copernic

Copernic develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine right to the user's PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. Its desktop search application won the CNET Editors' Choice Award as well as the PC World World Class Award in 2005.

In December 2005, mamma.com Inc. acquired Copernic for $23.7 million.

During the course of 2008 and 2009, the most significant news about Copernic are:

Jan 29, 2008: Copernic Inc. Announces That Discussions With a Third Party Have Been Terminated Apr 4, 2008: Copernic Mobile Wins First Prize in CTIA Wireless 2008(R) E-Tech Award Nov 11, 2008: Copernic Inc. Announces the Consolidation of its Operations Nov 11, 2008: Copernic Inc. Announces the Consolidation of its Operations Jan 19, 2009: Copernic Unveils Search Solution for IBM Lotus Notes Apr 16, 2009: Copernic First to Launch Privacy Desktop Search Jul 7, 2009: Copernic Launches New Personal Search Portal and Launches Service to Access Stored Data from Anywhere (myCopernicTM on the Go!) Sep 3, 2009: Copernic Offers  the Go! on Mobile App Stores myCopernic™ on

Description of the proposed transaction

Purchaser has entered into a Letterand of intellectual property of Copernic. The LOI has been executed as at August 25th , 2010 with a proposed Transaction Closing Date of October 31st , 2010. The highlights of the offer are:

1- A purchase price of $7,600,000 payable as follows:

a.	$5,700,000 cash at closing;
b.	$1,500,000 cash 18 months after closing;
c.	A maximum of $400,000 representing the excess of net revenues coming from the operations of Copernic for the calendar year 2010 that are over $1,600,000;

2-
The purchase price, at closing, will be adjusted with the real Net Tangible Asset (‘’NTA’’) value. The adjustmentgative, fromwill be the set NTA of $2,500,000. The adjustment will take place within 5 months after closing. The NTA can be defined as the sum of all the assets of Copernic (including the cash and cash equivalent), the intangible assets and goodwill minus the sum of all the liabilities excluding the future income taxes. Appendix 6 reconciles the NTA as at June 30, 2010.

Valuation approaches

There are three approaches to value:

a)  Income-based approach;
b)  Asset-based approach;
c)  Market-based approach.

a)
Income-based approach is used when the business subject is viable as a going concern. It is the case of a company that is generating an appropriate level of profits that translates into acceptable rate of returns. These approaches are either based upon capitalization of indicated income figure (earnings, cash flow, EBIT or  In the event that any date on which any action is required to be taken under this Plan of Arrangement is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

b)
Asset-based approach is used when the company is not viable as a going concern or when the company is not an operating entity, such as a holding. Thus, this approach would consider either the market value of the net tangible asset base, the liquidation value of the company or the replacement cost of the assets under consideration;

c)
Finally, the market approach compares the business subject to similar companies in the public market or to previous comparable transactions. The concept is to extract given multiples from comparable companies that can be compare to the business subject. This approach is usually used to validate the value conclusions obtained through the income or asset-based approaches.

Valuation of the shares and embedded intellectual property of Copernic

FMV-based Approach

As at February 23, 2009, ModelCom has issued a valuation report of the prevailing operations of Copernic as at December 31, 2008 in relation with the annual test of goodwill impairment. Copernic was valued as a viable going concern using the income approach. The valuation was performed through a DCF using a Weighted Average Cost of Capital (‘’WACC’’)  that took into account an acquisition premium a special interest purchaser would be willing to pay to acquire these operations. The value conclusion was between $4.1M and $4.6M, say $4.35M excluding the cash component considered as being a redundant asset. Refer to Appendix 1, 2, 3 and 4 for reconciliation of value from the valuation report issued at the beginning of 2009.

As at February 24, 2010, ModelCom has issued an opinion on the value of Copernic as at December 31, 2009 in relation with the annual test of goodwill impairment. The conclusion was that the value of Copernic was greater than its carrying value in its books, thus no impairment was required. This opinion was based on the following factors:
-
The WACC of Copernic has improved from the end of 2008 to the end of 2009 mostly because the financial markets were very pessimistic at the end of 2008 in the middle of the financial crisis. An improved WACC would translate into a larger value;

-	In 2009, Copernic, even under revenue pressure, delivered a level of benefits that was just slightly lower than the forecast as shown in Appendix 5; and finally
-
As at November 12, 2009, an investor (John Simmonds and its related investors) has entered into a private placement agreement with Copernic to subscribe 500k shares at $4.00 per share for a cash consideration of $2.0M, representing approximately 19% of participation in the equity of Copernic. At the Valuation Date, the negotiations around this private placement have been terminated.

However, at the time the goodwill impairment analysis was performed, this share price was considered as being representative of the en bloc value of Copernic before any acquisition premium. The FMV can then be derived by applying an acquisition premium. As it will be explained in the next section, a premium of 35% to 40% is appropriate, translating into a share value of $5.40 to $5.60, say $5.50, above the carrying value of Copernic, as a whole. Using 2,091,913 shares at $5.50 per share gives an overall value of $11.5M. Considering the sale receivable from Empresario at $4.25M, at this point in time, and the cash and cash equivalent at $3.45M, the goodwill impairment test value conclusion of Copernic operations was estimated to be $3.80M. Even if this private placement did not close, the assumption is made that the proposed price is a fair representation of the FMV of Copernic.

The conclusion of this section is that the FMV of the operations of Copernic should be between $3.80M and $4.35M, say $4.1M. It should be noted that this FMV includes a provision for the value of the carry forward fiscal losses of Copernic for an amount of approximately $600k, so the value of the operations alone is $3.5M.

Market-based Approach

From the stock price analysis above, the market capitalization of Copernic, at the Valuation Date, is $5,480k. This represents the en bloc value of Copernic before consideration of any acquisition premium.

All the controlling position acquisitions, over the last 2 years, for companies involved in software development and sales, have been extracted from the Mergerstat Database. These transactions have been adjusted when the form of consideration was not 100% cash, but a mix of cash and shares. In such a case, it would be assumed that the component made of the share consideration would lead to a blockage discount of 5%. The blockage discount takes into account that the seller would require some time to sell the shares as opposed to getting cash consideration. Thus, this discount of 5% was taken into account among the samples by adjusting the control premium accordingly.

The results are presented in the Appendix 7 below. The samples are made of 96 transactions of companies that are relatively similar to Copernic. All these companies are developing, selling and distributing software. It might be useful to remove the negative premiums as well as the ones that are very high (above 200%). Doing this, 90 transactions remain and the median premium is 37.9%, say 35% to 40% with a standard deviation (across the average of 46.1%) of 32.6% . Moreover, if only the transactions of Canadian and American targets are considered, the 49 transactions left show a median acquisition premium of 36.4% (say, again, 35% to 40%) with a standard deviation of 36.0% across an average of 47.2% .

Then, an acquisition premium of 35% to 40% is reasonable and would lead to a value of $7,398k to $7,672k, say $7,535k. This value includes the debenture issued to Empresario as well as the NTA of Copernic (mostly made of cash and cash equivalents) at the Valuation Date. On August 10, 2010, Copernic and Empresario agreed to convert the take-back notes into a debenture with options to force the liquidation of Empresario if, after 12 months, the amounts due are not fully paid to Copernic. This new debt instrument has been valued at $2.8M at the Valuation Date. Also, the NTA of Copernic at the Valuation Date is estimated at $2.5M, as set below, and should be removed as well. Thus, the value of the operations of Copernic, from the stock market price approach, would be approximately $2.2M ($4.7M if NTA is included), way below the value derived from the income approach analysis above of $4.1M. Factors that influence this conclusion are:
1- Copernic shares are thinly traded since the number of shares is relatively low;
2- There is no industry analyst or research firm covering the operations of Copernic;
3- Following the reverse split of 2009, many shareholders have odd lots that are more difficult to trade.

Thus, we conclude that the stock market price information of Copernic is not a good representation of the FMV of Copernic since it significantly undervalues the assets and operations of Copernic.

From the analysis above, we conclude that the FMV of all the shares and intellectual property of Copernic can only be taken from the income approach since the market approach is not conclusive. Thus, the FMV is the sum of the FMV of the operations and of the NTA, so $4.1M + $2.5M = $6.6M while, as shown in the balance sheet as at June 30, 2010 (Appendix 6), the book value of the operations of Copernic, including the NTA at $2.6M, is $6.17M.

Analysis of the offer from Purchaser

The offer can be divided into 4 components:

1-	An upfront payment at closing, in cash;
2-	A holdback paid after 18 months, in cash;
3-	A premium paid after 2010 calendar year if the net revenue forecast is exceeded, in cash;
4-	A potential adjustment based on the NTA as at the Transaction Closing Date.

The upfront payment, in cash, should be taken at full face value while the holdback should be discounted for time value of money as well as for the probability of missing some elements in the list of indemnities, warranties and representations. Assuming a WACC of approximately 15%, the time value of money calls for a discount of 22.5% (or one year and a half) on the holdback while a discount of 7.5% (or approximately 6 months) would be acceptable on the premium paid on the revenue target. It sounds reasonable to add another 10% to account for potential price adjustments on the holdback.

In the first semester of 2010, Copernic achieved $725k in net revenues. However, the management of the Copernic representing that:

-	There are signs of economic recovery, so that the target of achieving more than $2.0M in net revenues in 2010 is attainable;
-
Copernic is experiencing a rate of conversion of 0.7% while the industry is between 2.0% and 3.0%. The rate of conversion measures the number of unique visitors on their web site that will convert into purchasing a product from Copernic. The company has already put in place initiatives to increase this conversion rate. Also, direct sales to large corporation and institutions have resumed in the second quarter of 2010 and the company is expecting revenues from this channel as well. As such, this component of the offer is only discounted for time value of money (approximately 6 months) since Copernic is likely to reach net revenues above $2.0M.

-
Finally, the NTA as at June 30, 2010 is at $2,643k and the management of Copernic is representing that the NTA of Copernic should be approximately at $2.5M at the Transaction Closing Date. Thus, at the Valuation Date, the NTA is set at $2.5M.

The following table reconciles the consideration received, in present value, expressed in terms of cash:

Component	Cash Consideration	Discount	Present Value
Upfront payment	$5,700,000	0.0%	$5,700,000
NTA Adjustment	$-	0.0%	$-
Holdback	$1,500,000	32.5%	$1,012,500
Revenue target	$400,000	7.5%	$370,000
Total	$7,600,000		$7,082,500

Thus, the present value of the consideration received, expressed in terms of cash, is $7,083k while the FMV has been determined to be $6.6M.

The following table reconciles the book value, the FMV and the consideration received:

	Book Value (as
Component ($000)	at June 30, 2010)	FMV	Consideration
NTA	$2,643	$2,500	$2,500
Goodwill and intangibles	$2,928	$3,500	$3,500
Value of Fiscal Losses	$600	$600	$1,083
Total	$6,171	$6,600	$7,083

Since the book value of the goodwill includes the present value of the carry forward fiscal losses, they are considered separately. Assuming the purchaser recognizes the value of the operations of Copernic, the premium paid is explained by the immediate impact it will benefit from the fiscal losses acquired.

The total value of Comamtech is the sum of the value of Copernic of $7.1M and of the debenture issued to Empresario of $2.8M, or $9.9M.

So, this transaction is fair, from a financial point of view, to all shareholders of Copernic.

Conclusion

Based upon the assumptions, limitations, qualifications, restrictions, scope of review and valuation methodologies defined above, the conclusion is that the present value of the consideration received by Comamtech for Copernic, expressed in terms of cash, is $7,083k. On the other hand, the FMV of the operations of Copernic, including the Net Tangible Assets, has been determined to be $6.6M. The stock market price of Copernic leads to a value of $4.7M for the operations of Copernic. The value of the consideration received is above the FMV and significantly above the market value of the operations of Copernic. As a matter of fact, the Purchaser might be willing to pay some extra premium since it can benefit very quickly from the various carry forward losses transferred through the share sale of Copernic. Finally, the value of Comamtech (sum of Copernic and the debenture issued to Empresario) is $9.9M. As such, this transaction is fair, from a financial point of view, to all shareholders of Copernic.

Francis Paquet, M.Sc., Eng., CBV
Partner
ModelCom

APPENDIX

Comamtech			Appendix 1
Fairness Opinion - Sale of Copernic
Fair Market Value as at December 31, 2008
In USD

				Source
Fair Market Value:	Low	Average	High
Current Business	3,486,996	3,700,007	3,913,017	Appendix 2
Carry Forward Losses	661,663	672,689	683,715	Appendix 3
	4,148,659	4,372,696	4,596,732

Comamtech						Appendix 2
Fairness Opinion - Sale of Copernic
Current Activities Value of Copernic as at December 31, 2008
In USD
	2008	2009	2010	2011	Terminal Value	Note
Revenues
Licenses	1,371,957	1,944,078	2,046,337	2,062,100		1	1,466.7
Advertising	814,727	871,623	1,113,097	1,420,612		1
	2,186,684	2,815,701	3,159,433	3,482,712
COGS
Licenses	93,338	132,261	139,218	140,290		2
Advertising	-	-	-	-		2
	93,338	132,261	139,218	140,290
Gross Margin
Licenses	1,278,619	1,811,817	1,907,119	1,921,810
Advertising	814,727	871,623	1,113,097	1,420,612
	2,093,346	2,683,440	3,020,215	3,342,422
Gross Margin %
Licenses	93%	93%	93%	93%
Advertising	100%	100%	100%	100%
	96%	95%	96%	96%
Head Office
R&D	1,330,141	1,466,312	1,459,706	1,592,617		3
Sales	542,058	638,978	638,978	638,978		4
Administration	1,535,134	1,248,688	1,181,043	1,056,595		3
	3,407,334	3,353,978	3,279,727	3,288,190

EBITDA	(1,313,988)	(670,538)	(259,511)	54,232

Normalization
Project Phoenix in R&D		900,000	900,000	900,000	5
Cost of Being Public		230,000	230,000	230,000	6

Normalized EBITDA		459,462	870,489	1,184,232

Tax (30.9%)		141,974	268,981	365,928

Net Income		317,488	601,508	818,304

CAPEX
CAPEX	(16,261)	(54,360)	(54,360)	(54,360)	7
Tax Shield		9,532	9,532	9,532	8
Low
Cash Flow to Investors		272,661	556,680	773,477	3,926,277
# of periods		0.5	1.5	2.5	3.0
Discount Rate	19.7%	91%	76%	64%	58%
Fair Value before Tax Shield	3,456,982
Tax Shield on Existing Assets	30,014				See Append. 4
Fair Value	3,486,996
High
Cash Flow to Investors		272,661	556,680	773,477	4,369,924
# of periods		0.5	1.5	2.5	3.0
Discount Rate	17.7%	92%	78%	67%	61%
Fair Value before Tax Shield	3,881,982
Tax Shield on Existing Assets	31,035				See Append. 4
Fair Value	3,913,017
Note: (1) Exclude revenues from future services (Phoenix + Backup);

(2)	Based on 2008 margin;
(3)	Based on management forecast;
(4)	Based on 2009 management forecast;
(5)	Based on management estimate of R&D related to future projects;
(6)	Based on management estimate of additional cost of the current financial structure;
(7)	Based on 2008 Capex;
(8)	Based on 30% CCA rate and half-year rule.

Comamtech	Appendix 3
Fairness Opinion - Sale of Copernic
Fair Value of Carry Forward Losses as at December 31, 2008
In USD

Available Losses					Source
Copernic Technologies' Losses			816,356		1
Share of 2007 Losses			2,222,043		2
Share of 2008 Losses			40,984		3
			3,079,384
Fair Value
		2009	2010	2011	2012	2013
CF Losses Balance		3,079,384	2,619,921	1,749,433	565,201	-
Taxable Income		459,462	870,489	1,184,232	1,184,232	1,184,232
Tax Rate	30.9%
Tax Savings		141,974	268,981	365,928	174,647	-
# of periods		0.5	1.5	2.5	3.5	4.5

Low
Discount Rate	19.7%	91%	76%	64%	53%	45%
Fair Value		661,663

High
Discount Rate	17.7%	92%	78%	67%	57%	48%
Fair Value		683,715

Note: (1) Based on data provided by management for Copernic Technologies and a FX rate of 1.27;
(2) Based on data provided by management for consolidated companies and a FX rate of 1.27. Split between Media Solution and CDS Unit based on 2007 EBITDA;
(3) Based on Copernic 2008 Income tax report, fully allocated to CDS Unit since Media Solution is profitable.

Comamtech	Appendix 4
Fairness Opinion - Sale of Copernic
Fair Value of Existing Assets Tax Shield as at December 31, 2008
In USD

2008 Assets UCC (1)		CCA Rate	Low	High
Leasehold improvements	33,672	30%	6,280	6,544
Computer equipments	56,415	50%	12,505	12,875
Furniture and fixtures	24,419	30%	4,555	4,746
Software	30,110	50%	6,674	6,871
			30,014	31,035
Note: (1) 2008 UCC were estimated using 2007 UCC provided by management.

Comamtech						Appendix 5
Fairness Opinion - Sale of Copernic
2009 Results analysis
In USD
Copernic Budget	1st semester	3rd Quarter	4th Quarter	Year	DCF Budget
Updated following the sale of Mamma.com
Revenues
Licenses	649,798	412,092	455,060	1,516,950	1,944,078
Advertising	401,129	227,164	247,998	876,291	871,623
Other Revenues	216,104	140,857	126,987	483,948	-
Total Revenues	1,267,031	780,113	830,045	2,877,189	2,815,701
Cost of Revenues	42,000	21,000	21,990	84,990	132,261
Cost of Operations
Sales cost	451,991	270,787	223,208	945,986	638,978	Note 1
R&D	784,656	388,315	384,909	1,557,880	1,466,312
G&A	1,247,277	618,639	597,453	2,463,369	1,248,688	Note 2
Total Cost of Operations	2,483,924	1,277,741	1,205,570	4,967,235	3,353,978
Normalization
R&D - Phoenix	(450,000)	(225,000)	(225,000)	(900,000)	(900,000)
Cost of being public	(115,000)	(57,500)	(57,500)	(230,000)	(230,000)
Total Normalization	(565,000)	(282,500)	(282,500)	(1,130,000)	(1,130,000)
EBITDA	(693,893)	(236,128)	(115,015)	(1,045,036)	459,462	Note 3
CDS Unit Results	1st semester	3rd Quarter	4th Quarter	Year
Revenues
Licenses	325,325	113,942	135,269	574,536
Advertising	356,723	147,112	136,268	640,103
Other Revenues	244,743	92,239	101,405	438,387
Total Revenues	926,791	353,293	372,942	1,653,026
Cost of Revenues	29,443	25,725	7,136	62,304
Cost of Operations
Sales cost	282,975	145,383	191,968	620,326
R&D	545,933	288,875	268,116	1,102,924
G&A	1,104,571	502,905	417,104	2,024,580
Total Cost of Operations	1,933,479	937,163	877,188	3,747,830
Normalization
R&D - Phoenix	(450,000)	(225,000)	(225,000)	(900,000)
Cost of being public	(115,000)	(57,500)	(57,500)	(230,000)
Total Normalization	(565,000)	(282,500)	(282,500)	(1,130,000)
EBITDA	(471,131)	(327,095)	(228,882)	(1,027,108)		Note 4
Allocation of Sales and Marketing Costs to Mamma.com			33.3%	206,775
Allocation of G&A Costs to Mamma.com			50.0%	1,012,290
Adjusted EBITDA				191,957

Notes:

(1)
The Discounted Cash Flow (DCF) value determination for the CDS Unit was based on a split of sales and marketing expenses between Mamma.com and CDS Unit. Approximately one third was allocated to Mamma.com or $300k. Following the sale of Mamma.com, all the budget was allocated to CDS Unit.

(2)	The allocation of the G&A was roughly 50% to CDS Unit and 50% to Mamma.com. Following the sale of Mamma.com, all the G&A budget was allocated to CDS Unit.
(3)	This revised budget led to an expected EBITDA of (1,045k) instead of $459k.
(4)
The achieved EBITDA of (1,027k) is then in line with the revised budget of (1,045k). Assuming the initial assumptions, approximately $200k of sales and marketing costs and $1,000k in G&A should have been allocated to Mamma.com, translating into an adjusted EBITDA of $192k, very close to the DCF budget of $459k.

Comamtech					Appendix 6
Fairness Opinion - Sale of Copernic
Balance Sheet as at June 30, 2010
In USD
Assets			Highlights
Current Assets
Cash and cash equivalents	2,550,369		$2,900,637	$	Debenture issued to Empresario Ltd.
Accounts receivable	272,831	$
Income taxes receivable	213,305	$
Prepaid expenses	323,945		$3,453,783	$	Copernic Net Assets
Other assets	2,900,637		$810,802		Copernic Net Liabilities
Total Current Assets	6,261,087		$2,642,981	$	Copernic Net Tangigle Assets
Property and equipment	93,333		$3,527,862	$	Copernic Intangible and Goodwill
Intangible assets	165,859		$6,170,843	$	Copernic Book Value (Carrying Value)
Goodwill	3,362,003	$
Total Fixed Assets	3,621,195	$
Total Assets	9,882,282	$
Liabilities
Current liabilities
Accounts payable and accrued liabilities	661,993	$
Deferred revenue	122,723	$
Current portion of obligations under capital leases	15,495	$
Total Current liabilities	800,211	$
Obligations under capital leases	10,591	$
Future income taxes	36,577	$
Total Long Term Liabilities	47,168	$
Shareholders' Equity
Capital stock
Issued and outstanding	96,557,218	$
Additional paid-in capital	5,928,600	$
Cumulative translation adjustment	561,137	$
Retained Earnings	(94,012,052)
Total Shareholders' Equity	9,034,903	$
Total Liabilities and Equity	9,882,282	$

Comamtech																							Appendix 7
Fairness Opinion - Sale of Copernic
Controlling Interest Acquisitions
In millions of USD
						Adjusted		EBITDA	EBIT														% Shares
					Mergerstat	Mergerstat		Cash	Operating		BV Target											%	Held
				Target	Control	Control	Net Sales LTM	Flow LTM	Income LTM	Net Income	Common		Operating	Net Profit	Implied MVE		Price To	Price To Book		TIC To	Date	Shares	After	Consideratio
Acquiror Name	Acquiror Business Description	Target Name	Target Business Description	Nation	Premium	Premium	USD	USD	USD	LTM USD	Equity USD	TIC USD	Profit Margin	Margin	USD	Price To Sales	Income	Value	TIC To EBIT	EBITDA	Announced	Acquired	Acquisition	n	Adjustment
	Develops and publishes mobile	Superscape	Develops and markets real time	United
Glu Mobile, Inc.	entertainment	Group PLC	interactive 3D software and services Kingdom		28.9%	28.9%	4.1	6.6	4.9	2.3	12.8	35.7	118.9%	56.9%	35.7	8.71	15.31	2.79	7.33	5.41	23/01/2008	100.0	100.0	Cash
	Develops, manufactures, sells, and	Fast Search &	Provides software solutions for online
Microsoft Corp.	supports software products	Transfer ASA	search engine systems	Norway	34.4%	34.4%	167.8	(93.0)	(114.8)	(122.2)	217.1	1,190.9	-68.4%	-72.8%	1,190.9	7.10		5.49			08/01/2008	100.0	100.0	Cash
	Provides infrastructure and
	equipment for cellular and fixed
Nokia Oyj	networks	Trolltech ASA	Provides software solutions	Norway	55.8%	55.8%	40.1	(2.0)	(6.1)	(7.1)	12.6	162.5	-15.2%	-17.6%	162.5	4.05					28/01/2008	100.0	100.0	Cash
			Develops software that enhances the
	Develops design and multimedia		design and manufacture of injection-	United
Autodesk, Inc.	software	Moldflow Corp. molded plastics		States	11.3%	11.3%	61.3	14.3	12.4	7.2	87.5	267.3	20.2%	11.7%	267.3	4.36	37.11	3.06	21.58	18.66	01/05/2008	100.0	100.0	Cash
	Provides personalized printed
	products and business consulting	Hostopia.com,	Provides web hosting, email and
Deluxe Corp.	services	Inc.	application services	Canada	134.4%	134.4%	26.2	6.5	3.3	2.1	33.1	115.6	12.8%	7.8%	115.6	4.41		3.50	34.57	17.78	19/06/2008	100.0	100.0	Cash
			Provides computer programming,
			information system integration and
Groupe Open SA Provides IT services		Sylis SA	consulting services	France	88.5%	88.5%	202.4	9.1	8.0	3.6	(19.2)	81.1	4.0%	1.8%	57.8	0.29	16.14		10.14	8.94	07/07/2008	100.0	100.0	Cash
Kratos Defense &	Provides security systems integration		Provides a broad range of computer
Security Solutions,	services for the federal government	Digital Fusion,	networking, programming, and	United
Inc.	and for state and local agencies	Inc.	applications development services	States	35.9%	29.1%	51.7	1.6	1.1	1.6	5.2	28.9	2.2%	3.2%	25.7	0.50	15.77	4.97	25.25	18.46	24/11/2008	100.0	100.0	Shares	-5%
Borea AS (Borea
Opportunity		Software	Provides information technology
Management AS) Private equity firm		Innovation ASA	solutions	Norway	88.4%	88.4%	67.0	(2.7)	(4.8)	(6.3)	4.6	30.4	-7.2%	-9.4%	18.0	0.27		3.95			02/12/2008	49.6	87.6 Cash
	Provides consulting, investment	Forval
TSUZUKI Shinsei	management, and on-line	Corp.(Forval	Manufactures and wholesales
Fund KK	information services	Creative, Inc.)	security software	Japan	29.3%	29.3%	1,968.8	(2.2)	(2.6)	(276.4)	5.2	6.5	-0.1%	-14.0%	5.8	0.00		1.12			12/02/2008	51.9	51.9 Cash
B&D Holding di
Marco Drago e C	Provides publishing service and		Develops and supplies software for
Sapa (GEMed AB) satellite communications services		Boss Media AB	Internet casino operations	Sweden	73.0%	73.0%	312.9	19.3	11.0	43.5	34.4	237.4	3.5%	13.9%	237.4	0.76	5.47	6.90	21.68	12.31	31/01/2008	100.0	100.0	Cash
Thoma Cressey			Develops web-based and client	United
Bravo, Inc.	Alternative investment manager	Manatron, Inc.	application software and systems	States	36.4%	36.4%	42.6	4.8	1.9	1.1	(0.5)	65.5	4.6%	2.5%	61.3	1.44			33.62	13.62	15/01/2008	100.0	100.0	Cash
Marlin Equity		Chelford Group	Provides ERP and SAP computer	United
Partners LLC	Alternative investment manager	PLC	software solutions	Kingdom	23.7%	23.7%	38.2	2.8	1.6	0.5	4.6	30.3	4.1%	1.3%	30.3	0.79		6.61	19.38	10.70	06/03/2008	100.0	100.0	Cash
BMC Software,			Provides data center automation	United
Inc.	Develops enterprise software	BladeLogic, Inc.	software solutions	States	18.6%	18.6%	71.4	0.8	0.1	(0.5)	71.4	762.9	0.1%	-0.8%	762.9						17/03/2008	100.0	100.0	Cash
	Provides software and support		Provides software that enables
Bottomline	services for automated money	Optio Software,	organizations to customize and	United
Technologies, Inc. processing for banks		Inc.	deliver information	States	48.0%	48.0%	27.2	(1.6)	(2.7)	(2.8)	7.2	39.8	-9.9%	-10.2%	39.4	1.45		5.49			03/03/2008	100.0	100.0	Cash
	Designs, develops, markets, and
	supports a diversified line of			United
Oracle Corp.	computer software products	BEA Systems, Inc. Develops software applications		States	42.3%	42.3%	1,486.7	388.1	259.9	235.5	1,260.8	7,854.3	17.5%	15.8%	7,853.3	5.28	33.35	6.23	30.22	20.24	16/01/2008	100.0	100.0	Cash
	Develops and provides software		Provides innovative synthesis,
	based designing solutions for the		verification and physical	United
Synopsys, Inc.	semiconductor industry	Synplicity, Inc.	implementation software solutions	States	52.1%	52.1%	71.2	7.9	3.5	11.3	50.7	210.8	4.9%	15.9%	210.8	2.96	18.58	4.16			20/03/2008	100.0	100.0	Cash
		Emblaze	Develops Internet protocol television
France Télécom	Provides fixed-line and mobile	Ltd.(Orca	middleware and related application
SA	telecommunications services	Interactive Ltd.) for broadband network operators		Israel	72.5%	72.5%	6.4	3.5	3.5	(4.3)	10.9	22.4	54.7%	-67.0%	22.4	3.50		2.05	6.39	6.36	10/03/2008	100.0	100.0	Cash
	Provides secure proxy appliances that
Blue Coat	control user communications over		Develops software for internet	United
Systems, Inc.	the Internet	Packeteer, Inc.	infrastructure systems	States	14.9%	14.9%	146.9	(8.9)	(16.6)	(22.7)	87.3	259.0	-11.3%	-15.4%	259.0	1.76		2.97			21/04/2008	100.0	100.0	Cash
			Provides and maintains clinical
CompuGROUP	Develops software for healthcare		administrative software for
Holding AG	industry	Profdoc ASA	physicians and health centers	Norway	50.0%	50.0%	57.0	8.6	6.7	4.1	(19.2)	153.4	11.7%	7.2%	153.4	2.69	37.24		23.04	17.88	16/06/2008	58.5	68.8 Cash
Micro Focus	Provides legacy development and		Develops and markets software	United
International PLC deployment software		NetManage, Inc. applications		States	73.5%	73.5%	37.2	4.1	2.8	2.5	17.0	69.3	7.5%	6.8%	69.3	1.87	27.23	4.09	24.76	17.11	01/05/2008	100.0	100.0	Cash
	Designs, develops, and sells systems
	software products for PCs,		Develops and sells innovative
Phoenix	peripherals, and information	TouchStone	software designed to help people use United
Technologies Ltd. appliances		Software Corp.	complex technologies	States	28.7%	28.7%	4.3	0.7	0.6	1.6	3.3	17.9	13.2%	36.2%	17.9	4.14	11.44	5.39	31.32		10/04/2008	100.0	100.0	Cash
																								Cash 25%
	Provides marketing consulting	Mediasurface	Provides content management	United																				and Shares
Alterian PLC	services and software	PLC	software solutions	Kingdom	20.5%	16.0%	25.1	(13.3)	(14.6)	(4.6)	(0.3)	33.3	-58.0%	-18.3%	31.5	1.25					16/05/2008	100.0	100.0	75%	-3.75%
			Provides Internet fundraising and
	Develops software and provides		communication software solutions	United
Blackbaud, Inc.	information technology services	Kintera, Inc.	for nonprofit organizations	States	69.7%	69.7%	43.1	(7.4)	(11.6)	(11.1)	(7.5)	48.5	-26.9%	-25.7%	45.2	1.05					29/05/2008	100.0	100.0	Cash
4468783 Canada,	Private company controlled by Ronald
Inc.	Brisebois	ISACSOFT, Inc.	Develops software	Canada	27.9%	27.9%	10.1	1.1	0.9	0.8	3.3	18.5	8.6%	7.6%	18.1	1.80	23.53	5.46	21.43	16.44	27/05/2008	86.0	100.0	Cash
		Gemcom
The Carlyle Group		Software	Provides software solutions for the
LLC / JMI, Inc.	Alternative investment manager	International, Inc. mining industry		Canada	13.0%	13.0%	52.9	12.5	9.7	6.5	23.7	162.5	18.4%	12.3%	162.5	3.07	25.01	6.87	16.70	12.98	08/05/2008	100.0	100.0	Cash
	Provides business process
The Capita Group	outsourcing, insurance and	IBS Opensystems	Provides software systems and	United
PLC	professional services	PLC	related services	Kingdom	10.1%	10.1%	41.7	17.8	15.1	10.5	24.7	142.9	36.1%	25.2%	142.9	3.43	13.60	5.78	9.49	8.02	05/06/2008	100.0	100.0	Cash
			Develops and supplies analysis
	Manufactures electronic design		software to the telecommunications,
Mentor Graphics	automation software and hardware	Flomerics Group	semiconductor and computer	United
Corp.	products	PLC	industry	Kingdom	37.9%	37.9%	29.2	2.9	(4.0)	(4.1)	8.5	54.7	-13.6%	-14.2%	54.1	1.86		6.39		19.12	09/05/2008	70.1	100.0	Cash
	Develops, markets, and supports		Develops EDA software used in the
	software solutions for design analysis		design of high-performance electrical	United																				Cash (close
ANSYS, Inc.	and optimization	Ansoft Corp.	devices and systems	States	52.4%	52.4%	98.0	39.2	36.5	23.6	60.5	832.2	37.3%	24.1%	832.2	8.49	35.22		22.78	21.26	31/03/2008	100.0	100.0	to 100%)
Sebastian	Investment company controlled by		Provides software solutions and
Holdings, Inc.	Alexander Vik	Confirmit ASA	services	Norway	42.7%	42.7%	41.0	6.3	6.2	4.1	16.5	91.6	15.0%	10.0%	91.6	2.23	22.34	5.55	14.86	14.48	09/07/2008	52.1	90.3 Cash
			Develops, licenses, and supports
Apax Partners		M C Health	software solutions for the healthcare	United
Worldwide LLP	Private equity firm	Holdings, Inc.	industry	States	24.5%	24.5%	445.1	91.5	56.2	25.9	(114.8)	1,359.3	12.6%	5.8%	947.5	2.13	36.65		24.18	14.86	11/04/2008	100.0	100.0	Cash
			Designs, develops, markets, and
Great Hill Partners		CAM Commerce	services commerce software and	United
LLC	Alternative investment manager	Solutions, Inc.	systems	States	7.9%	7.9%	36.6	9.8	9.2	6.0	28.2	167.4	25.0%	16.3%	167.4	4.58	28.09	5.93	18.26	17.10	10/06/2008	100.0	100.0	Cash

Comamtech																								Appendix 7
Fairness Opinion - Sale of Copernic
Controlling Interest Acquisitions
In millions of USD
						Adjusted		EBITDA	EBIT														% Shares
					Mergerstat	Mergerstat	Net Sales	Cash Income	Operating		BV Target		Operating										Held
				Target	Control	Control	LTM	LTM	Income LTM	Net Income	Common		Profit	Net Profit	Implied MVE		Price To	Price To Book				% Shares	After	Consideratio
Acquiror Name	Acquiror Business Description	Target Name	Target Business Description	Nation	Premium	Premium	USD	USD	USD	LTM USD	Equity USD	TIC USD	Margin	Margin	USD	Price To Sales	Income	Value	TIC To EBIT	TIC To EBITDA	Date Announced	Acquired	Acquisition	n	Adjustment
		Dahua
	Engages in the design, development	International
China Railway	and sale of value-added	(Group) Ltd.
Logistics Ltd. (Top	telecommunications and computer	(Linefan	Develops and provides enterprise
Status	telephony products focusing on	Technology	software applications and system
International Ltd.) business applications and lo		Holdings Ltd.)	integration and IT related services	Hong Kong	11.0%	11.0%	0.3	(2.1)	(2.4)	(2.6)	0.8	7.3	-728.8%	-765.4%	5.0			5.89			19/08/2008	69.5	69.5 Cash
			Provides software products for data
TIBCO Software,	Provides electronic business		analysis in biotechnology and	United
Inc.	infrastructure software products	Insightful Corp.	research firms	States	-1.1%	-1.1%	21.0	(3.6)	(4.4)	(4.4)	9.8	24.3	-20.9%	-21.1%	24.3	1.16		2.48			19/06/2008	100.0	100.0	Cash
			Develops software allowing
	Provides outsourced billing and		individuals to access a database	United
Convergys Corp.	management solutions and services InterVoice, Inc.		remotely	States	23.7%	23.7%	206.2	25.6	13.1	9.4	78.6	322.1	6.3%	4.6%	322.1	1.56	34.25	4.10	24.67	12.60	16/07/2008	100.0	100.0	Cash
		Tumbleweed	Provides secure Internet
Sopra Groupe SA	Provides software development	Communications	communication software and	United
(Axway, Inc.)	services	Corp.	programming services	States	87.5%	87.5%	57.7	(6.4)	(8.9)	(8.6)	10.1	138.2	-15.4%	-14.9%	138.2	2.40					06/06/2008	100.0	100.0	Cash
			Develops and provides computer
TEMENOS Group			software solutions to the banking,
AG (Temenos UK	Develops software for the banking	Financial Objects	wealth management, and energy	United
Ltd.)	sector	PLC	sectors	Kingdom	87.5%	87.5%	42.3	7.1	5.6	5.4	9.2	47.3	13.1%	12.8%	46.8	1.11	8.66	5.08	8.53	6.64	03/07/2008	100.0	100.0	Cash
			Provides software products that
Progress Software			enable the development and
Corp. (SPK	Develops real-time data management IONA		management of network-based
Acquisitions Ltd.) software		Technologies PLC applications		Ireland	13.7%	13.7%	78.5	(1.2)	(3.5)	(3.0)	35.0	134.5	-4.5%	-3.8%	134.5	1.71		3.84			25/06/2008	100.0	100.0	Cash
		AXA Framlington
		Investment
		Management Ltd.
		/ Blackrock
	Acquisition vehicle owned by funds	Investment
	managed and advised by Hellman &	Management
H&F Sensor Bidco	Friedman LLC, formed for the	(UK) Ltd. (SSP	Provides software solutions to UK	United
Ltd.	purpose of acquiring SSP Holdings Plc Holdings		general insurance market	Kingdom	30.0%	30.0%	128.0	28.3	23.4	12.1	(67.9)	374.4	18.3%	9.4%	291.3	2.28	24.15		16.00	13.23	23/07/2008	100.0	100.0	Cash
	Provides data processing and
SunGard Capital	computer software development	NYSE Euronext	Develops information technology
Corp.	services	(GL Trade SA)	solutions and software	France	24.4%	24.4%	295.6	59.4	51.2	33.3	81.0	579.7	17.3%	11.3%	519.5	1.76	15.59	6.41	11.33	9.75	01/08/2008	64.5	64.5 Cash
		Vebnet	Develops and supplies custom web	United
Standard Life PLC Provides insurance services		(Holdings) PLC	based software technology	Kingdom	114.0%	114.0%	11.9	2.6	1.8	1.8	5.9	39.6	15.1%	15.1%	39.6	3.32	21.94	6.68	21.94	15.04	16/09/2008	100.0	100.0	Cash
	Provides software and on-line		Develops software used to automate	United
Open Text Corp.	services	Captaris, Inc.	business processes	States	28.3%	28.3%	111.4	(3.3)	(11.8)	(7.4)	(1.8)	135.1	-10.6%	-6.7%	127.1	1.14					04/09/2008	100.0	100.0	Cash
Vector Capital			Develops computer-assisted trial	United
Corp. (Tripos LP)	Alternative investment manager	Pharsight Corp.	design software	States	37.8%	37.8%	28.8	2.6	1.7	1.7	9.8	52.1	5.8%	5.8%	52.1	1.81	31.38	5.30	31.23	19.67	09/09/2008	100.0	100.0	Cash
	Develops IT infrastructure intrusion	Secure		United
McAfee, Inc.	prevention solution software	Computing Corp. Develops software solutions		States	27.2%	27.2%	248.9	1.4	(25.9)	(33.8)	(206.6)	433.6	-10.4%	-13.6%	392.0	1.58					22/09/2008	100.0	100.0	Cash
		Visma AS	Develops, markets and distributes
		(SuperOffice	Customer Relationship Management
SuperInvest AS	Invests in companies	ASA)	(CRM) solutions, including software	Norway	8.8%	8.8%	65.3	16.5	15.1	10.0	(4.7)	95.2	23.2%	15.3%	95.2	1.46	9.52		6.29	5.76	18/08/2008	100.0	100.0	Cash
International	Develops computer solutions through		Develops enterprise software
Business Machines the use of advanced information			solutions and provides computer
Corp.	technology	ILOG SA	programming services	France	37.0%	37.0%	153.7	5.7	1.2	0.5	80.4	0.3	0.8%	0.3%	0.3	0.00	0.52	0.00	0.22	0.05	28/07/2008	100.0	100.0	Cash
Thoma Cressey
Bravo, Inc.
(Acresso Software,			Provides business-class software on-	United
Inc.)	Alternative investment manager	Intraware, Inc.	line	States	29.0%	29.0%	12.9	(0.1)	(0.5)	(0.5)	5.2	31.1	-4.1%	-4.1%	25.2	1.95		4.84			20/10/2008	100.0	100.0	Cash
Exact Holding NV	Develops and markets business	Orisoft	Develops computer software for
(Exact Group BV) software		Technology Bhd. human resources		Malaysia	14.6%	14.6%	1.7	0.3	0.2	0.2	1.8	4.0	12.4%	10.1%	4.0	2.28	22.61	2.16	18.43	14.58	10/11/2008	94.6	94.6 Cash
	Acquisition vehicle formed for the
Scroll Holdings	purpose of acquiring Ascribe Plc,
Ltd. (Scroll Bidco	wholly owned by Stephen Critchlow,		Provides software solutions to the	United
Ltd.)	Chairman of Ascribe Plc	Ascribe PLC	healthcare industry	Kingdom	16.7%	16.7%	23.9	6.7	5.7	4.1	16.9	49.5	23.9%	17.1%	45.2	1.89	11.08	2.68	8.66	7.40	17/12/2008	100.0	100.0	Cash
Manhattan
Software Bidco Pty			Develops accounting software
Ltd.	Manages an investment trust	MYOB Ltd.	solutions	Australia	41.5%	41.5%	142.1	50.7	17.6	14.0	(20.3)	297.6	12.4%	9.8%	297.4	2.09	21.32		16.87	5.87	30/10/2008	100.0	100.0	Cash
UNICOM Systems,	Develops and markets enterprise		Develops computer software for	United
Inc.	software solutions	Macro 4 PLC	document management	Kingdom	42.9%	42.9%	41.8	8.6	3.4	3.7	4.6	46.4	8.1%	8.9%	46.4	1.11	12.47		13.75	5.40	05/12/2008	100.0	100.0	Cash
Research in	Develops hardware and software	Chalk Media
Motion Ltd.	solutions for mobile communications Corp.		Provides software services	Canada	215.6%	215.6%	1.4	(7.5)	(7.7)	(8.1)	0.0	19.1	-550.2%	-581.4%	18.5						11/12/2008	100.0	100.0	Cash
																								Cash 80%,
Permira Advisers		News Corp. (NDS																						Vendor
LLP	Alternative investment manager	Group Ltd.)	Provides software solutions	Australia	24.8%	18.6%	850.1	255.7	220.0	160.1	739.9	1,023.8	25.9%	18.8%	1,023.8	1.20	6.40	1.38	4.65	4.01	05/08/2008	51.0	51.0 note 20%		-5%
Namco Bandai
Holdings, Inc.			Develops family game software;
(NAMCO BANDAI	Provides variety of entertainment	Fields Corp. (D3,	designs and distributes game
Games, Inc.)	services through its subsidiaries	Inc.)	contents for mobile devices	Japan	45.9%	45.9%	143.4	(3.9)	(6.1)	(11.9)	16.3	154.6	-4.3%	-8.3%	13.2	0.09		0.81			12/02/2009	95.2	95.5 Cash
Autonomy Corp.	Develops software and provides		Provides content management	United
PLC	information technology services	Interwoven, Inc. software and services		States	44.4%	44.4%	260.3	51.2	38.3	34.9	142.9	751.6	14.7%	13.4%	751.6	2.89	21.54	5.26	19.63	14.69	22/01/2009	100.0	100.0	Cash
Research in	Develops hardware and software
Motion Ltd.	solutions for mobile communications Certicom Corp.		Provides software services	Canada	265.9%	265.9%	21.4	(12.0)	(13.1)	(15.1)	26.7	106.4	-61.4%	-70.8%	106.3	4.98		3.98			03/02/2009	100.0	100.0	Cash
Vector Capital		Aladdin
Corp. (SafeNet,		Knowledge	Provides software solutions and
Inc.)	Alternative investment manager	Systems Ltd.	internet security services	Israel	-7.5%	-7.5%	99.8	8.1	5.5	4.6	106.2	173.7	5.5%	4.6%	143.8	1.44	31.50	1.35	31.86	21.39	13/01/2009	86.0	100.0	Cash
Emerson Electric	Develops and manufactures process
Co. (Aegir Norge	controls systems, valves and		Develops software and measurement
Holding AS)	analytical instruments	Roxar ASA	devices for reservoir management	Norway	48.6%	48.6%	202.7	7.2	(17.0)	(20.8)	(169.5)	368.2	-8.4%	-10.3%	188.0	0.93					02/03/2009	72.3	100.0	Cash
	Provides radiology and medical image
	and information management		Develops software for hospitals and	United
AMICAS, Inc.	solutions	Emageon, Inc.	healthcare networks	States	142.7%	142.7%	69.3	(13.1)	(19.3)	(19.3)	19.7	39.2	-27.8%	-27.9%	39.1	0.56		1.99			23/02/2009	100.0	100.0	Cash
	Designs and manufactures mixed-																							Cash 75%
	signal silicon solutions and receiver		Develops networks and information	United																				and Shares
Exar Corp.	transmitters	Hi/fn, Inc.	security software and technology	States	44.9%	43.1%	36.4	(4.5)	(9.4)	(9.6)	42.5	53.8	-25.8%	-26.3%	53.8	1.48		1.27			23/02/2009	100.0	100.0	25%	-0.0125

	Comamtech																							Appendix 7
	Fairness Opinion - Sale of Copernic
	Controlling Interest Acquisitions
	In millions of USD
							Adjusted
						Mergerstat	Mergerstat	Net Sales	EBITDA	EBIT Operating		BV Target												% Shares Held
					Target	Control	Control	LTM	Cash Income	Flow LTM	Net Income	Common		Operating Profit	Net Profit	Implied MVE	Price To	Price To	Price To Book		TIC To	Date	% Shares	After	Consideratio
	Acquiror Name	Acquiror Business Description	Target Name	Target Business Description	Nation	Premium	Premium	USD	LTM	USD USD	LTM USD	Equity USD	TIC USD	Margin	Margin	USD	Sales	Income	Value	TIC To EBIT	EBITDA	Announced	Acquired	Acquisition	n	Adjustment
	Nuance	Provides speech and imaging
	Communications,	software solutions for businesses and		Provides embedded software
	Inc.	consumers	Zi Corp.	technology for mobile operations	Canada	147.8%	147.8%	12.8	(2.9)	(4.4)	(5.9)	0.7	40.1	-34.9%	-46.1%	40.1	3.15					14/08/2008	100.0	100.0	Cash
	Square-Enix
	Holdings Co. Ltd.			Publishes and develops	United
	(SQEX Ltd.)	Develops and sells games	Eidos PLC	entertainment software	Kingdom	257.5%	257.5%	197.4	(61.6)	(81.4)	(81.7)	68.8	156.1	-41.2%	-41.4%	122.6	0.62		1.78			12/02/2009	100.0	100.0	Cash
				Provides embedded wireless
	Sierra Wireless,			technology solutions for machine-to-
	Inc.	Manufactures wireless equipment	Wavecom SA	machine communication	France	24.8%	24.8%	195.9	9.1	(3.2)	1.6	91.0	287.3	-1.6%	0.8%	178.4	0.91		1.96			02/12/2008	100.0	100.0	Cash
	GFI Informatique
SA	(4503961	Provides computer consulting and	Fortsum Business	Provides accounting software
	Canada, Inc.)	systems integration services	Solutions, Inc.	development services	Canada	10.8%	10.8%	26.8	5.1	4.2	2.9	4.1	39.2	15.7%	10.7%	36.5	1.36	12.77	8.79	9.35	7.65	18/03/2009	100.0	100.0	Cash
		Provides high-speed multi-port	Catapult
		network performance analysis	Communications	Develops software systems that test	United
	Ixia	services	Corp.	telecommunication products	States	9.5%	9.5%	39.6	2.8	2.1	0.2	45.2	104.5	5.2%	0.5%	104.5	2.64		2.31			11/05/2009	100.0	100.0	Cash
	Independence
	Capital Partners			Provides contract management	United
	(LLR Partners, Inc.) Provides back office services		I-many, Inc.	software solutions	States	90.7%	90.7%	37.0	(4.3)	(6.1)	(7.7)	(19.5)	33.3	-16.5%	-20.7%	32.8	0.89					29/04/2009	100.0	100.0	Cash
		Designs, manufactures and sells
		computer components and related	Wind River	Develops and sells computer	United
	Intel Corp.	products	Systems, Inc.	software and solutions	States	43.8%	43.8%	356.9	27.5	14.1	11.6	171.1	884.3	3.9%	3.2%	884.3	2.48		5.17			04/06/2009	100.0	100.0	Cash
																									Cash 2/3
		Provides software and on-line		Provides relationship management	United																				and Shares
	Open Text Corp.	services	Vignette Corp.	software products	States	47.8%	45.3%	158.7	10.3	(2.4)	(3.4)	134.6	317.8	-1.5%	-2.1%	317.8	2.00		2.36			06/05/2009	100.0	100.0	1/3	-1.67%
	Vista Equity
	Partners LLC (Vista
	Equity Partners		SumTotal	Provides business performance	United
	Fund III LP)	Alternative investment manager	Systems, Inc.	technologies	States	141.3%	141.3%	114.4	4.0	(5.8)	(6.9)	34.2	152.3	-5.1%	-6.0%	152.3	1.33		4.46			06/04/2009	87.3	100.0	Cash
				Provides and distributes eclinical																					Cash 50%
	Merge Healthcare, Develops medical imaging,		etrials	software and solution for clinical trial	United																				and Shares
	Inc.	information management software	Worldwide, Inc. process		States	72.7%	68.4%	15.6	(5.5)	(6.6)	(6.7)	9.6	25.7	-42.6%	-43.2%	23.6	1.51		2.45			01/06/2009	100.0	100.0	50%	-2.50%
	Micro Focus	Provides legacy development and	Borland Software	Designs open application lifecycle	United
	International PLC deployment software		Corp.	management solutions	States	87.5%	87.5%	161.0	(2.0)	(14.6)	(19.3)	(5.9)	208.2	-9.1%	-12.0%	109.7	0.68					06/05/2009	100.0	100.0	Cash
					United
	Thoma Bravo LLC Alternative investment manager		Entrust, Inc.	Provides computer software services States		19.8%	19.8%	96.5	7.7	3.8	3.3	(6.8)	122.9	3.9%	3.4%	122.9	1.27	37.43		32.33	16.01	13/04/2009	100.0	100.0	Cash
				Provides software solutions to the
	Steel Holdings,	Acquisition vehicle of Golden Gate		manufacturing and hospitality	United
	Inc.	Capital and Infor	SoftBrands, Inc. industries		States	95.7%	95.7%	99.7	13.5	9.5	3.5	(15.9)	63.7	9.5%	3.5%	41.3	0.41	11.70		6.71	4.71	12/06/2009	100.0	100.0	Cash
		Manufactures and distributes
		consumer and industrial electronics,
		game consoles and related software,
		engages in music and cinema		Develops and distributes online
	Sony Corp.	production and distr	Gamepot, Inc.	games	Japan	65.3%	65.3%	39.3	11.3	7.8	4.6	12.8	125.9	19.8%	11.8%	100.9	2.57	21.75	7.87	16.20	11.14	28/02/2008	72.8	97.9 Cash
	Kratos Defense &	Provides security systems integration	SYS	Provides information technology
	Security Solutions,	services for the federal government	Technologies,	wireless communications systems,	United
	Inc.	and for state and local agencies	Inc.	solutions, and consulting services	States	61.3%	53.2%	79.0	2.2	0.2	(1.6)	8.0	54.2	0.2%	-2.0%	49.5	0.63		6.21			21/02/2008	100.0	100.0	Shares	-5%
		Develops imaging and printing		Provides information technology
	Hewlett-Packard	systems, computing systems and	Electronic Data	services and management consulting	United
	Co.	information technology solutions	Systems Corp.	services	States	32.6%	32.6%	22,275.0	2,727.0	1,233.0	627.0	3,575.0	15,844.0	5.5%	2.8%	12,565.0	0.56	20.04	3.52	12.85	5.81	13/05/2008	100.0	100.0	Cash
	J.O. Hambro
	Capital
	Management
	Group Ltd. (SiRViS	Holding company with interest in		Designs, produces, and supplies IT	United
	IT Holdings Ltd.)	investment companies	SiRViS IT PLC	systems and software solutions	Kingdom	9.0%	9.0%	21.4	2.7	2.0	1.3	(5.4)	12.0	9.4%	5.9%	9.5	0.44	7.46		5.98	4.51	04/08/2008	70.3	100.0	Cash
	Palace Capital Co.,		Nippon	Develops computer integration
	Ltd. (Palace Capital		Computer	systems and software; provides IT
	Partners KK)	Alternative investment manager	Systems Corp.	consulting services	Japan	25.7%	25.7%	42.2	3.0	2.4	1.2	14.3	21.8	5.7%	2.9%	21.8	0.52	17.66	1.52	9.12	7.34	04/08/2008	95.0	95.0 Cash
			Itochu Techno
		Develops Internet Information	Solutions Corp.	Provides software (JAVA) integration
	Steps KK	systems and software	(EC-One, Inc.)	services	Japan	98.3%	98.3%	28.8	1.8	1.6	0.6	35.3	23.1	5.5%	2.2%	22.9	0.79	36.81	0.65	14.41	12.54	24/09/2008	90.7	90.7 Cash
		Manufactures and sells digital	Fullcast Holdings
		multifunction devices, plain paper	Co. Ltd. (Asia
		copying machines, laser beam	Pacific System	Provides system integration and
	Canon, Inc. (Canon printers, jet printers, cameras and		Research Co.,	solution services and develops
	Electronics, Inc.)	steppers and aligne	Ltd.)	software	Japan	38.3%	38.3%	75.7	4.0	2.5	2.1	43.8	57.5	3.3%	2.8%	57.5	0.76	27.31	1.32	23.12	14.22	14/10/2008	87.9	87.9 Cash
				Provides IT security and connectivity
				solutions to banks, hospitals, and
	Barracuda	Provides email and web security		central administration offices in
	Networks, Inc.	hardware and software	phion AG	Austria	Austria	86.0%	86.0%	17.2	(1.3)	(3.4)	(3.2)	4.1	20.9	-19.8%	-18.6%	18.7	1.09		4.52			16/07/2009	100.0	100.0	Cash
			Royal Philips	Provides electronic transcription and
	CBaySystems	Provides technology-enabled	Electronics NV	health information management	Netherland
	Holdings Ltd.	business process outsourcing services (MedQuist, Inc.) solutions			s	51.6%	51.6%	335.0	3.8	(13.1)	(15.2)	143.1	413.0	-3.9%	-4.5%	413.0	1.23		2.89			22/05/2008	69.5	69.5 Cash
	Symphony			Provides information technology
	Technology Group			services in integration and database
LLC	(CayTel 1 LP)	Alternative investment manager	Teleca AB	development	Sweden	23.6%	23.6%	155.2	(4.2)	(65.0)	(67.9)	9.9	49.3	-41.9%	-43.7%	24.1	0.16		2.42			31/10/2008	53.6	100.0	Cash
				Provides audio services for content
		Provides on-line retail shopping		download and playback on personal	United
	Amazon.com, Inc. services		Audible, Inc.	computers	States	23.3%	23.3%	102.0	2.3	(2.9)	(3.1)	53.5	277.4	-2.9%	-3.0%	277.4	2.72		5.18			31/01/2008	100.0	100.0	Cash
				Provides information and analytics
				services to capital markets firms,
	Greenfield		Clayton Holdings,	lending institutions, fixed income	United
	Partners LLC	Alternative investment manager	Inc.	investors and loan servicers	States	24.5%	24.5%	118.4	6.0	(11.0)	(8.0)	7.8	157.3	-9.3%	-6.7%	133.2	1.13					14/04/2008	100.0	100.0	Cash
	PAREXEL	Provides clinical research and			United
	International Corp. development services		ClinPhone PLC	Provides on-line clinical solutions	Kingdom	91.5%	91.5%	91.5	19.1	8.6	7.2	(15.3)	193.7	9.4%	7.8%	170.7	1.87	23.83		22.44	10.15	13/06/2008	100.0	100.0	Cash

Comamtech																							Appendix 7
Fairness Opinion - Sale of Copernic
Controlling Interest Acquisitions
In millions of USD
						Adjusted
					Mergerstat	Mergerstat			EBIT Operating		BV Target		Operating										% Shares Held
				Target	Control	Control	Net Sales LTM	EBITDA Cash Flow LTM	Income LTM	Net Income	Common		Profit	Net Profit	Implied MVE	Price To	Price To	Price To Book		TIC To E	Date Announced	% Shares	After	Consideratio
Acquiror Name	Acquiror Business Description	Target Name	Target Business Description	Nation	Premium	Premium	USD	USD	USD	LTM USD	Equity USD	TIC USD	Margin	Margin	USD	Sales	Income	Value	TIC To EBIT	BITDA		Acquired	Acquisition	n	Adjustment
		Enliven
		Marketing
DG FastChannel,	Provides digital distribution products	Technologies	Provides interactive media	United
Inc.	and services	Corp.	technologies and services	States	-2.2%	-7.1%	19.8	(8.1)	(11.3)	(12.1)	(3.7)	73.4	-56.8%	-61.2%	68.8	3.47					08/05/2008	89.2	100.0	Shares	-5%
	Owns and operates steel, oil, gas,		Provides on-line customer care
Essar Group (Aegis power, telecommunications, shipping PeopleSupport,			services including live text chat and	United
BPO Services Ltd.) and construction businesses		Inc.	interactive self-help	States	28.5%	28.5%	144.8	32.9	22.4	1.4	149.7	233.2	15.4%	0.9%	233.2	1.61		1.56	10.43	7.08	04/08/2008	100.0	100.0	Cash
	Provides on-line personal trading in			South
eBay, Inc.	an auction format	GMarket, Inc.	Provides e-commerce services	Korea	39.9%	39.9%	225.2	60.8	53.0	45.4	157.7	1,281.8	23.5%	20.2%	1,281.8	5.69	28.23	8.13	24.21	21.09	15/04/2009	99.2	99.2 Cash
	Provides integrated financial software
Fidelity National	solutions and outsourcing to the	Metavante
Information	banking, financial services and real	Technologies,	Provides banking and payment	United
Services, Inc.	estate industries	Inc.	processing solutions	States	72.5%	63.9%	1,709.6	486.8	340.9	152.9	(1,123.3)	5,859.8	19.9%	8.9%	4,127.3	2.41	27.00		17.19	12.04	01/04/2009	100.0	100.0	Shares	-5%
Jack Henry &	Provides computer system design and Goldleaf Financial Develops electronic commerce			United
Associates, Inc.	data processing services	Solutions, Inc.	software solutions	States	40.0%	40.0%	76.5	6.8	(0.9)	(4.0)	(43.3)	66.3	-1.2%	-5.2%	19.1	0.25				9.70	17/08/2009	100.0	100.0	Cash
International	Develops various computer products
Business Machines through the use of advanced			Provides predictive analytics software United
Corp.	information technology	SPSS, Inc.	and solutions	States	42.5%	42.5%	315.0	81.4	60.6	30.0	178.7	1,036.8	19.2%	9.5%	908.6	2.88	30.30	5.09	17.11	12.73	28/07/2009	100.0	100.0	Cash
		Elliott
Symphony		Management
Technology Group		Corp. (MSC		United
LLC	Alternative investment manager	Software Corp.) Publishes simulation software		States	20.7%	20.7%	274.8	24.2	9.5	(7.3)	127.8	393.3	3.5%	-2.7%	381.0	1.39		2.98		16.26	07/07/2009	100.0	100.0	Cash
			Provides on-line business
Adobe Systems,	Develops software solutions for Web		optimization software products and	United
Inc.	and print publishing	Omniture, Inc.	services	States	26.5%	26.5%	255.7	(4.6)	(57.5)	(51.1)	92.5	1,671.9	-22.5%	-20.0%	1,656.5	6.48					15/09/2009	100.0	100.0	Cash
		Grey Island
WebTech	Manufactures wireless vehicle	Systems	Develops wireless application
Wireless, Inc.	location systems	International, Inc. software		Canada	37.5%	30.6%	20.5	0.1	(0.2)	(0.3)	17.2	32.9	-1.2%	-1.3%	32.5	1.58		1.89			07/08/2009	100.0	100.0	Shares	-5%
Kudelski SA
(Kudelski
Interactive	Provides digital broadcast and		Develops digital interactive television	United
Cayman Ltd.)	encryption technology equipments	OpenTV Corp.	software	States	16.5%	16.5%	117.7	15.0	9.1	8.0	97.5	167.2	7.7%	6.8%	167.2	1.42	20.89	1.72	18.38	11.18	05/10/2009	86.6	100.0	Cash
	Provides business support to and		Develops software and provides data
	management of group companies		processing and system consulting
IT Holdings Corp. engaged in IT businesses		Sorun Corp.	services	Japan	73.6%	73.6%	595.7	37.9	28.4	23.8	178.8	247.0	4.8%	4.0%	229.9	0.39	9.67	1.29	8.69	6.52	10/11/2009	91.5	91.5 Cash
				Statistics over whole sample set
				Number of transactions		96
					Minimum	-7.5%
					Maximum	265.9%
					Median	37.9%
					Average	50.7%
					Standard Deviation	48.4%
			Statistics by excluding the negatives and the ones above 200%
				Number of transactions		90
					Minimum	7.9%
					Maximum	147.8%
					Median	37.9%
					Average	46.1%
					Standard Deviation	32.6%
		Statistics by excluding the negatives and the ones above 200% (United States and Canada Only)
				Number of transactions		49
					Minimum	7.9%
					Maximum	147.8%
					Median	36.4%
					Average	47.2%
					Standard Deviation	36.0%

- F -

SCHEDULE F
COMAMTECH FINANCIAL INFORMATION

COMAMTECH INC

Financial Report
Initial 16-day period ended
August 31, 2010
(Audited)

(expressed in U.S. dollars)

Comamtech Inc.

Independent Auditors’ Report	Raymond Chabot Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8
To the Shareholder of
Comamtech Inc.	Telephone: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

We have audited the balance sheet of Comamtech Inc. (the “Company”) as at August 31, 2010 and the statements of operations, shareholder’s equity and cash flows for the initial 16-day period then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2010 and the results of its operations and its cash flows for the initial 16-day period then ended in accordance with Canadian generally accepted accounting principles.

/S/Raymond Chabot Grant Thornton LLP1

Montréal, Canada, September 15, 2010
_________________________
1 Chartered accountant auditor permit no. 20154

Chartered Accountants
Member of Grant Thornton International Ltd

Comamtech Inc.
Balance Sheet
(expressed in U.S. dollars)
As at
August 31, 2010

Assets
Current assets
Cash	100
100

Liabilities
Current liabilities
Accounts payable and accrued liabilities - classified as other liabilities	3,000
3,000
Shareholder's Equity

Capital stock (Note 4)	100

Accumulated deficit	(3,000)
(2,900)
100

The accompanying notes are an integral part of these financial statements.

Approved by the Board of Directors
s/s Marc Ferland
Marc Ferland, Chairman of the Board

Comamtech Inc.
Statement of Operations
For the initial 16-day period ended August 31, 2010
(expressed in U.S. dollars)

Revenues	-
Expenses
General and administration	3,000

3,000
Net loss for the period	(3,000)
Basic and diluted net loss per share	(30)
The accompanying notes are an integral part of these financial statements.

Comamtech Inc.
Statement of Shareholder's Equity
(expressed in U.S. dollars)
						Accumulated
	Number of					Other
	Common	Common Contributed				Comprehensive	Accumulated
	Shares	Shares		Surplus		Income	Deficit	Total
		$		$		$
Balance, August 16, 2010	-		-		-	-	-	-
Comprehensive income:
Net loss for the period						-	(3,000)	(3,000)
Comprehensive income						-	(3,000	)(3,000)
Issuance of capital stock (Note 4)	100		100					100
Balance, August 31, 2010	100		100		-	-	(3,000)	(2,900)
The accompanying notes are an integral part of these financial statements.

Comamtech Inc.
Statement of Cash Flows
For the initial 16-day period ended August 31, 2010
(expressed in U.S. dollars)

Cash flows from (used for)
Operating activities
Loss from operations	(3,000)
Net change in non-cash working capital items	3,000
Cash provided by (used for) operations	-
Financing activities
Issuance of capital stock (Note 4)	100
Cash provided by financing activities	100
Net change in cash during the period	100
Cash – Beginning of period	-
Cash – End of period	100
The accompanying notes are an integral part of these financial statements.

Comamtech Inc.
Notes to Financial Statements
For the initial 16-day period ended August 31, 2010

(expressed in U.S. dollars)

1 Business Overview

Comamtech Inc. (Comamtech) is a private company, incorporated under the laws of the Province of Ontario as of August 16, 2010. The Company is currently inactive and will remain so until completion of the Arrangement as described in Note 3.

2 Accounting Policies

Incorporation Costs
Incorporation costs are recognized as expense in the statement of operations.

Future Accounting Standards
As at August 31, 2010, certain new primary sources of Canadian generally accepted accounting principles (standards) have been published but are not yet in effect. These standards should not have a significant impact on the Company’s financial statements.

3 Description of the proposed Arrangement

On August 25, 2010 Copernic Inc. (“Copernic”) and N. Harris Computer Corporation (“Harris”), a wholly-owned subsidiary of Constellation Software Inc., jointly announced that they have entered into a definitive arrangement agreement with Comamtech under which Copernic will ultimately be acquired and taken private by Harris and current shareholders of Copernic will become shareholders of Comamtech, which shall retain certain assets of Copernic.

4 Capital Stock

Comamtech is authorized to issue an unlimited number of shares of one class designated as common shares.

On August 20, 2010, Comamtech issued 10 common shares at the price of $1.00 per share for a total cash consideration of $10.00.

On August 31, 2010, Comamtech issued 90 common shares at the price of $1.00 per share for a total cash consideration of $90.00.

As at August 31, 2010, Comamtech had 100 common shares outstanding.

5 United States Generally Accepted Accounting Principles

As a registrant with the Securities and Exchange Commission of the United States of America, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and U.S. GAAP as they specifically relate to the Company.

As at August 31, 2010 and for the initial 16-day period then ended, there are no differences between Canadian GAAP and U.S. GAAP.

COMAMTECH INC

Pro-Forma
As at June 30, 2010 and
October 26, 2010

(expressed in U.S. dollars)

Comamtech Inc.

Comamtech Inc.
Pro Forma Consolidated Balance Sheet
As at June 30, 2010 and October 26, 2010
(Unaudited)
				Pro-Forma		Pro-Forma
			Pro-forma	Comamtech as at	Pro-forma	Comamtech as at
(expressed in U.S. dollars)	Copernic	Comamtech	Adjustments	June 30, 2010	Adjustments	October 26, 2010
	$	$	$	$	$	$
Assets
Current assets
Cash (Note 3(i))	594,039	100	3,626,958	4,221,097	(728,646)	3,492,451
Temporary investments (Note 3(iv))	1,956,330	-	(1,956,330)	-	-	-
Accounts receivable (Note 3(iv)a)	272,831	-	(266,531)	6,300	-	6,300
Income taxes receivable (Note 3(iv))	213,305	-	(213,305)	-	-	-
Balance of sale receivable (Note 3(ii))	-	-	700,000	700,000	400,000	1,100,000
Prepaid expenses (Note 3(iv)b) and (Note 3(v))	323,945	-	(58,086)	265,859	(12,107)	253,752
Other assets (Note 3(iv)c)	2,900,637	-	-	2,900,637	(200,000)	2,700,637
	6,261,087	100	1,832,706	8,093,893	(540,753)	7,553,140
Balance of sale receivable (Note 3(iii))	-	-	1,355,000	1,355,000	-	1,355,000
Property and equipment (Note 3(iv))	93,333	-	(93,333)	-	-	-
Intangible assets (Note 3(iv))	165,859	-	(165,859)	-	-	-
Goodwill (Note 3(iv))	3,362,003	-	(3,362,003)	-	-	-
	9,882,282	100	(433,489)	9,448,893	(540,753)	8,908,140
Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 3(iv)d)	661,424	3,000	(611,149)	53,275	(3,953)	49,322
Payable income taxes (Note 3(vi))	-	-	25,000	25,000	-	25,000
Deferred revenue (Note 3(iv))	122,723	-	(122,723)	-	-	-
Deferred rent (Note 3(iv))	569	-	(,569)	-	-	-
Current portion of obligations under capital leases (Note 3(iv))	15,495	-	(15,495)	-	-	-
	800,211	3,000	(724,936)	78,275	(3,953)	74,322
Obligations under capital leases(Note 3(iv))	10,591	-	(10,591)	-	-	-
Future income taxes (Note 3(iv))	36,577	-	(36,577)	-	-	-
Commitments
Shareholders' equity
Capital stock	96,557,218	100	(100)	96,557,218	-	96,557,218
Contributed Surplus	5,928,600	-	-	5,928,600	-	5,928,600
Accumulated other comprehensive income	561,137	-	-	561,137	-	561,137
Accumulated deficit (Note 3(vii))	(94,012,052)	(3,000)	338,715	(93,676,337)	(536,800)	(94,213,137)
	9,034,903	(2,900)	338,615	9,370,618	(536,800)	8,833,818
	9,882,282	100	(433,489)	9,448,893	(540,753)	8,908,140

The accompanying notes are an integral part of these pro forma financial statements.

Approved by the Board of Directors
s/s Marc Ferland
Marc Ferland, Chairman of the Board

Comamtech Inc.
Notes to Pro-Forma Consolidated Financial Statements
As at June 30, 2010 and October 26, 2010

(Unaudited)
(expressed in U.S. dollars)

1 Basis of Presentation

Comamtech Inc. («Comamtech») was incorporated by Certificate of Incorporation issued pursuant to the provisions of the Canada Business Corporation Act on August 16, 2010 as a wholly-owned subsidiary of Copernic Inc («Copernic»).

The accompanying unaudited pro forma consolidated balance sheets of Comamtech as at June 30, 2010 and October 26, 2010, have been prepared to give effect to the proposed plan of arrangement (the «Arrangement») involving Comamtech, and Copernic pursuant to which Copernic will ultimately be acquired and taken private by N. Harris Computer Corporation (“Harris”) and current shareholders of Copernic will become shareholders of Comamtech, which shall retain certain assets of Copernic; the Arrangement is described more fully in Note 2 below and elsewhere in the Management Information Circular. The unaudited pro forma consolidated Balance Sheet has been prepared by the management of Comamtech using the accounting policies described in the notes of the annual consolidated financial statements of Copernic for the year ended December 31, 2009.
The unaudited pro forma consolidated balance sheets should be read in conjunction with the description of the Arrangement included elsewhere in the Management Information Circular. The unaudited pro forma consolidated balance sheets should also be read in conjunction with the unaudited interim consolidated financial statements of Copernic for the three and six month periods ended June 30, 2010 and the audited consolidated financial statements of Copernic for the year ended as at December 31, 2009 which are incorporated by reference in the Management Information Circular, as well as the audited opening balance sheet of Comamtech as at August 31, 2010 included in the Management Information Circular.

The unaudited pro forma consolidated balance sheets give effect to the transactions and assumptions described in Note 3 as if they had occurred on June 30, 2010 and October 26, 2010.

The unaudited pro forma consolidated balance sheets were prepared for illustrative purposes only. The pro forma consolidated balance sheets are not necessarily indicative of the results that actually would have been achieved if the transactions and assumptions described in Note 3 and reflected therein had been completed on the dates indicated.

The underlying assumptions for the pro forma balance sheets adjustments provide a reasonable basis for presenting the significant financial effects directly attributable to the transactions. These pro forma adjustments are tentative and are based on available financial information and certain estimates and assumptions. The actual adjustments will depend on a number of factors and therefore will differ from the pro forma adjustments. Management believes that such assumptions provide a reasonable basis for presenting all of the significant effects of the transactions contemplated and that the pro forma adjustments give appropriate effect to these assumptions and are properly applied in the unaudited pro forma consolidated Balance Sheets.

In the opinion of management, the pro forma statements include all material adjustments necessary for a fair presentation of the ongoing entity in accordance with Canadian GAAP.

2 Plan of Arrangement

The proposed Arrangement is a transaction pursuant to which Copernic will ultimately be acquired and then taken private by N. Harris Computer Computer (“Harris”) and current shareholders of Copernic will become shareholders of Comamtech which shall retain certain assets of Copernic and receive from the sale of all the outstanding shares of Copernic up to US$7,600,000.

If (a) the Arrangement is approved at the special meeting of shareholders of Copernic to be held on October 25, 2010 by the 66 2/3% of the vote cast on the Arrangement, (b) the final order of the Ontario Superior Court of Justice, Commercial List approving the Arrangement is issued and (c) the other conditions precedent to the completion of the Arrangement have been satisfied or waived, the following will occur and will be deemed to occur in the following order without further act or formality :

(a)	the share capital of Copernic shall be amended in order to create the new voting Shares (the “Copernic New Voting Shares”) and new exchangeable shares (the “Copernic New Exchangeable Shares”);

(b)
each issued and outstanding common share of Copernic (the “Common Shares”) (other than Common Shares which are held by shareholders who have properly exercised the right to dissent in strict compliance with the Plan of Arrangement (the “Dissenting Shareholders”)) shall be exchanged into one Copernic New Exchangeable Share;

(c)	one (1) Copernic New Voting Share shall be issued to Comamtech;

(d)	the Common Shares (other than Common Shares which are held by Dissenting Shareholders) shall be cancelled from the share capital of Copernic;

(e)
all Common Shares held by Dissenting Shareholders shall be deemed to have been cancelled and cease to be outstanding without any further act or formality and such Dissenting Shareholders shall immediately cease to have any rights as holders of Common Shares other than the right to be paid by Copernic the fair value of their Common Shares;

(f)
with respect to each Common Share exchanged or cancelled, the registered holder thereof shall cease to be the holder of such Common Share and such holder’s name shall be removed from Copernic’s register of Shareholders, as of the Effective Time, and the certificate representing such Common Share shall be deemed to have been cancelled as of the Effective Time and the holder thereof shall be deemed to have executed and delivered all consents, releases, assignments, waivers, statutory or otherwise, required for the cancellation of the Common Share;

(g)	each Copernic New Exchangeable Share shall be exchanged for one Comamtech Share;

(h)	each Copernic New Exchangeable Share then held by Comamtech shall be converted for one Copernic New Voting Share;

(i)	the Copernic New Exchangeable Shares shall be cancelled from the share capital of Copernic;

(j)	Comamtech shall adopt the Comamtech Stock Option Plan which shall become effective;

(k)	each Option shall be exchanged for one Comamtech Option and, following such exchange, all Options shall be cancelled and terminated;

(l)	the Copernic Stock Option Plan shall be terminated;

(m)
all holders of Comamtech Options not employed by Comamtech after the Effective Time shall be deemed to be optionees that have ceased to be employed or retained by Comamtech and shall be treated in accordance with the Comamtech Stock Option Plan;

(n)
Copernic, Comamtech and Harris shall enter into the Assignment and Assumption Agreement and the Assigned Assets and Assumed Liabilities (as defined in the Assignment and Assumption Agreement) shall be transferred by Copernic to Comamtech or assumed by Comamtech, as the case may be, on the terms and subject to the conditions set forth in the Assignment and Assumption Agreement; and

(o)
Copernic, Harris and Comamtech shall enter into the Share Purchase Agreement upon which all of the Copernic New Voting Shares shall be transferred by Comamtech to Harris on the terms and subject to the conditions set forth in the Share Purchase Agreement.

3	Assumptions and Pro-Forma Adjustments
	(i)	The adjustments are explained by:	$
		Cash provided by the disposal of Copernic, net of transaction cost	4,271,097
		estimated at $700,000 and the holdbacks (see (ii) and (iii) below)
		Cash held by Copernic	(594,139)
		Directors & Officers insurance	(50,000)
		Adjustment as at June 30, 2010	3,626,958
		Estimated cash used between June 30, 2010 and October 26, 2010	(600,000)
		Increase of the holdback (see (ii))	(400,000)
		Cash received from the debenture (see (iv)c.)	200,000
		Working capital variation estimated	71,354
		Adjustment as at October 26, 2010	(728,646)

(ii)
This amount is the holdback estimated at $700,000 to be released sixty (60) days after the closing date based on the conditions described in the Share Purchase Agreement (articles 2.03(1)(a) & 2.05). As at October 26, 2010, the amount is estimated at $1,100,000.

(iii)	This amount is the holdback of $1,355,000 to be released eighteen (18) months after the closing date based on the condition described in the Share Purchase Agreement (article 2.03(1)(b)).

(iv)	As stipulated in Note 2 (n), before proceeding to the sale of Copernic (subsidiary of Comamtech), some assets and liabilities are transferred to Comamtech (see Assignment & Assumption Agreement):

a.	Receivable of Empresario;
b.	Deposit made to Wireless Age Communications Inc. of $200,000 and a prepaid amount of $15,859 as at June 30, 2010 and $3,752 as at October 26, 2010 (Nasdaq and accounting software fees);
c.	The debenture of $2,835,000 issued by Empresario, investment in Newlook Industries Corp. of $65,637. Between June 30, 2010 and October 26, 2010, Empresario paid $200,000;
d.	Payable to Empresario and accrued vacations of the transferred employees;

(v)	The Directors & Officers insurance is estimated at $50,000.

(v)	The fiscal impact of the transaction is estimated at $25,000.

(vii)	The net impact of the transaction will be charged to earnings which is reflected in equity for purposes of the pro forma.

- G 1 -

SCHEDULE G

SECTION 185 OF THE OBCA
Rights of dissenting shareholders
185.  (1)  Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) amalgamate with another corporation under sections 175 and 176;

(d) be continued under the laws of another jurisdiction under section 181; or

(e) sell, lease or exchange all or substantially all its property under subsection 184 (3), a holder of shares of any class or series entitled to vote on the resolution may dissent. R.S.O. 1990, c. B.16, s. 185 (1).

Idem
(2)  If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a) clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b) subsection 170 (5) or (6). R.S.O. 1990, c. B.16, s. 185 (2).

One class of shares
(2.1)  The right to dissent described in subsection (2) applies even if there is only one class of shares. 2006, c. 34, Sched. B, s. 35.

Exception
(3)  A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986. R.S.O. 1990, c. B.16, s. 185 (3).

Shareholder’s right to be paid fair value
(4)  In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted. R.S.O. 1990, c. B.16, s. 185 (4).

No partial dissent
(5)  A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (5).

- G 2 -

Objection

(6)A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent. R.S.O. 1990, c. B.16, s. 185 (6).

Idem
(7)  The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6). R.S.O. 1990, c. B.16, s. 185 (7).

Notice of adoption of resolution
(8)  The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection. R.S.O. 1990, c. B.16, s. 185 (8).

Idem
(9)  A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights. R.S.O. 1990, c. B.16, s. 185 (9).

Demand for payment of fair value
(10)  A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a) the shareholder’s name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares. R.S.O. 1990, c. B.16, s. 185 (10).

Certificates to be sent in
(11)  Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent. R.S.O. 1990, c. B.16, s. 185 (11).

Idem
(12)  A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section. R.S.O. 1990, c. B.16, s. 185 (12).

Endorsement on certificate
(13)  A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (13).

Rights of dissenting shareholder
(14)  On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c) the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8),

- G 3 -

in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee. R.S.O. 1990, c. B.16, s. 185 (14).

Offer to pay
(15)  A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a) a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (15).

Idem
(16)  Every offer made under subsection (15) for shares of the same class or series shall be on the same terms. R.S.O. 1990, c. B.16, s. 185 (16).

Idem
(17)  Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made. R.S.O. 1990, c. B.16, s. 185 (17).

Application to court to fix fair value
(18)  Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (18).

Idem
(19)  If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow. R.S.O. 1990, c. B.16, s. 185 (19).

Idem
(20)  A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19). R.S.O. 1990, c. B.16, s. 185 (20).

Costs
(21)  If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders. R.S.O. 1990, c. B.16, s. 185 (21).

Notice to shareholders
(22)Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a) has sent to the corporation the notice referred to in subsection (10); and

(b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

- G 4 -

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions. R.S.O. 1990, c. B.16, s. 185 (22).

Parties joined
(23)  All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application. R.S.O. 1990, c. B.16, s. 185 (23).

Idem
(24)  Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (24).

Appraisers
(25)  The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (25).

Final order
(26)  The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b). R.S.O. 1990, c. B.16, s. 185 (26).

Interest
(27)  The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment. R.S.O. 1990, c. B.16, s. 185 (27).

Where corporation unable to pay
(28)  Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (28).

Idem
(29)  Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders. R.S.O. 1990, c. B.16, s. 185 (29).

Idem
(30)  A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities. R.S.O. 1990, c. B.16, s. 185 (30).

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Court order
(31)Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission. 1994, c. 27, s. 71 (24).

Commission may appear
(32)  The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation. 1994, c. 27, s. 71 (24).